


SHL
Telemedicine

Annual Report 2022

Contents

Letter to the Shareholders

Dear Shareholders

Looking at the year 2022 we can say that in all material aspects we are in a very different position, much better and advanced, than where we were in 2021.

We are positively surprised by the accomplishments in some areas during the short period of the last 2 years, during which COVID-19 was a material catalyst for the leap forward of the world of Telemedicine. And although the World Health Organization has now ended the global emergency status for COVID-19, the progress we accomplished during that period will remain in place and "Telemedicine is here to stay".

We have a strong infrastructure in Germany where we recently started commercial activity in the field of Doctors' Virtual Visits with already 12.5 million insureds across Germany that have access to the service. In the US our SmartHeart® ECG platform is being used and distributed by Tier 1 strategic customers such as CVS Health, Henry Schein, Mayo Clinic and others, and our Israeli business continues to be very solid and profitable.

During the period, the Company strengthened its leadership, nominating Mr. Ehud Barak (former Prime Minister of Israel) as Co-Chairman and leading partner of the Company for global growth, as well as other appointments of a General Manager to our US business and more recently a Co-managing Director to our German operation.

Overall, the company grew its Revenues in 2022, with Revenues for the period of USD 59.0 million, an increase of about 27% compared to USD 46.4 million in 2021 in constant currency[1], mostly from consolidation of Mediton results for the period. Adjusted EBITDA[2] for the period was USD 4.1 million, a decrease of about 35% compared to USD 6.4 million in 2021 in constant currency[1], mainly related to investments in the US and Germany. The company has a strong balance sheet with USD 18.7 million cash on hand at the end of the reported period.

Investments in adaptations of our SmartHeart® ECG platform to the working environment

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1 Constant currency – to enable meaningful comparison between 2022 and 2021 results, 2021 results are also presented at 2022 constant currency exchange rates which are calculated as annual average based on the average monthly exchange rates of each of the USD and the EUR versus the NIS, as published by the Bank of Israel. The management believes that this presentation enables a more meaningful comparison between the periods due to the significant fluctuations in NIS/USD/EUR exchange rates during the period.

2 EBITDA excluding stock base compensation expenses and extraordinary expenses.



of our strategic US customers in the US, increase in inventories and in R&D resulted in a breakeven level operating cash flow, same as in 2021. Net profit for the period was USD 0.2 million[3], compared to a net loss of USD 13.3 million in 2021 in constant currency[1].

Germany

Revenues were USD 13.4 million, a decrease of 16% compared 2021 in constant currency[1]. The investments we made in our German platform and in building capabilities enabled us to successfully deal with the entry of large international competitors, Philips, Teladoc and others, into the market, and our short-term strategy to maintain our leading position, including by increasing R&D expenses, led to a loss in the German operation during the period, but we are already seeing the fruits from this decision.

In the second part of 2022 the Company won a pan-European tender by BARMER for a large seven-year contract for Doctors' Virtual Visit and Telehealth services. BARMER, one of the three largest health insurers in Germany serving

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3 Mainly due to non-cash financial income of USD 6.5 million related to changes in the fair value of the options issued to investors in the capital increases in the in first half of 2021, which were exercised in the January and February of 2023.

about 8.7 million insured, recently started the marketing activities of this services, making it available and accessible to all its insureds across Germany. In the latter part of 2022 AOK PLUS, a large health insurers in Germany serving about 3.5 million insured, also chose SHL's German operation to provide Doctors' Virtual Visits services to its insureds in Germany.

Earlier in the period, the Company entered an agreement with the German Society of Cardiologists in Private Practice – BNK (Bundesverband Niedergelassener Kardiologen e.V.), according to which all Cardiologists' members of BNK will have access to SHL's monitoring platform and services for their chronic heart failure patients.

We expect growth in Germany to come mainly from the new field of activity - the Doctors' Virtual Visits – in which SHL is already working with BARMER and AOK PLUS, which together brings SHL to over 12.5 million insured who now can use this service in Germany.

USA

In the US revenues were USD 0.5 million, similar to 2021 in constant currency[1]. The company signed during the period additional strategic agreements, including with CVS Health Clinical

Trial Services, Henry Schein and others, that are using or distributing our SmartHeart® ECG platform. Investments in the adaptation of the SmartHeart® ECG platform to the working environment and interfaces of these strategic customers resulted in a negative contribution of about USD 3.0 million during the period. The company has in place an infrastructure of a network of cardiologists across the US, that is available to perform a remote review and interpretation of SmartHeart® ECG from anywhere. These investments support the growing adoption of use of SmartHeart® by the customers we already work with, and others with whom we are already in contact.

The company is prepared for the anticipated demand resulting from the Company's agreement with the strategic customers in the US, as well as from expected direct to consumer sales in the US that will commence subject to receipt of the FDA OTC clearance, with inventory of USD 5.6 million dollars of SmartHeart® devices and components.

Israel

Revenues were USD 45.1 million, up about 51% compared to USD 30.0 million in 2021 in constant currency[1], mostly from consolidation of Mediton results.

Our B2C private-pay subscription activity in Israel is stable with moderate growth (similar to the rate of growth in the population), and 2022 is the first period in which we have a full year of the activity from the Mediton Group, the long standing and valued medical services company in which we acquired 70% in the second part of 2021, which contributed most of the increase in revenues and EBITDA to the Company's Israeli activity.

The strong foundations of SHL's activities in Israel, the B2C private-pay subscription activity and the B2B activity with large employers, and institutional customers such as government institutions, health funds and business entities, are growing in a consistent and moderate manner, and we are implementing a cross-sale strategy between theses B2B and B2C activities.

Closing notes

Our review of the period will not be complete without referring to two major accomplishments, which have been in process before and during the reported period, and were completed in the first part of 2023.

In January and February 2023 options that were granted to investors, in the capital raises in January and February of 2021, were exercised for total cash proceeds of about USD 20 million. Materially strengthening the company balance sheet and cash position.

At the beginning of April 2023 that company commended trading of the Nasdaq®. The Company's American Depositary Shares ("ADRs"), traded on Nasdaq® (symbol "SHLT") each represent one ordinary share of the Company, in parallel to the company's ordinary shares continuing to be listed on the Swiss Stock Exchange. We believe that the Nasdaq® listing will increase the visibility of the company to the US market and we have already observed increased volume of trade in in the company's ADRs on the Nasdaq® market.

On behalf of the Board of Directors and the management team, we thank all employees for their hard work and our business partners and shareholders for the trust they have placed in SHL.

Sincerely,

 

Ehud Barak	**Yariv Alroy**	**Erez Nachtomy**
Co-Chairman	Co-Chairman	CEO
of the Board	of the Board	

Information for Investors

Capital structure
As of December 31, 2022 the issued share capital is divided into 14,682,272 registered shares with a par value of NIS 0.01 each (excluding 1,372 ordinary shares of NIS 0.01 par value each held by SHL)

Significant shareholders'
As of December 31, 2022, SHL was aware of the following shareholders with more than 3% of all voting rights in the company:

	Number of Ordinary Shares Held	% Including Treasury shares	% Excluding Treasury shares
Mrs. Cai Mengke and Kun Shen	5,969,413	40.65%	40.66%
More Provident Funds	1,318,549	8.98%	8.98%
Value Base Group	837,865	5.71%	5.71%
Yariv Alroy	801,456	5.46%	5.46%
Sphera Funds Management Ltd	596,000	4.06%	4.06%
Danbar Finance Ltd.	540,000	3.68%	3.68%
SHL Treasury shares	1,372	0.01%	

The above table of Significant Shareholders reflects both actual holdings as of December 31, 2022, after deducting from the total number of shares outstanding 1,372 Ordinary Shares held by SHL, and actual holding as of December 31, 2022 calculated including ordinary shares held by SHL, all as indicated above, but does not reflect holding on a fully diluted basis. All in accordance with notifications received by the Company from shareholders and the SAG registrar as of December 31, 2022.

As of the date hereof the issued share capital is divided into 16,386,180 registered shares with a par value of NIS 0.01 each (excluding 1,372 ordinary shares of NIS 0.01 par value each held by SHL).

As of the date hereof, SHL was aware of the following shareholders with more than 3% of all voting rights in the company.

	Number of Ordinary Shares Held	% Including Treasury shares	% Excluding Treasury shares
Mrs. Cai Mengke and Kun Shen	5,969,413	36.43%	36.43%
More Provident Funds	1,812,525	11.06%	11.06%
Value Base Group	1,368,837	8.35%	8.35%
Sphera Funds Management Ltd	819,776	5.00%	5.00%
Yariv Alroy	801,456	4.89%	4.89%
Danbar Finance Ltd.	760,000	4.64%	4.64%
SHL Treasury shares	1,372	0.01%	-

Statistics on SHL Telemedicine as at December 31, 2022
Registered shares with a par value of NIS 0.01 each

Securities number (SIX Exchange)	1128957
Number of shares*	14,682,272
Market price high/low (CHF)	19.30/13.60
Market capitalization high/low (CHF million)	283.4/199.7
Market capitalization 31/12/22 (CHF million)	217.3
Share capital – nominal value (NIS)	146,823

* Excluding 1,372 ordinary shares held by SHL.

Share price development



Listing

All SHL shares are listed on SIX Swiss Exchange
Ticker symbol: SHLTN
Currency: CHF
Listing date: November 15, 2000

SHL American Depository Shares ("ADS") are listed on the Nasdaq Capital Market Exchange
Ticker symbol: SHLT
Currency: USD
Listing date: April 3, 2023
Depository bank: Bank of New York Mellon

Investor relations

SHL Telemedicine Ltd.

Erez Nachtomy, CEO
Email: erezna@shl-telemedicine.com

Amir Hai, Chief Financial Officer
Email: amirh@shl-telemedicine.com

90 Yigal Alon St., Tel Aviv 67891, Israel
Tel. ++972 3 561 2212
Fax: ++972 3 624 2414

Corporate Governance 2022

Contents

9

SHL TeleMedicine Ltd. Corporate Governance Report

Introduction

The corporate governance framework of SHL Telemedicine Ltd. ("**SHL**" or the "**Company**") reflects a system of checks and balances among the powers of the shareholders, the Board of Directors (the "**Board**" or the "**Board of Directors**") and the management with the goal to safeguard the interests of SHL and its shareholders while creating sustainable value. SHL is committed to creating transparent, progressive and sustainable corporate management and strives to continuously improve these checks and balances. **Documents related to SHL's corporate governance can be accessed at the Corporate Governance Section of the SHL website (https://www.shl-telemedicine.com/corporate-governance/).**

Changes in the Financial Year 2022

The Company continued to develop its growth drivers in each region: in Israel, SHL strengthened its position and made significant progress with regards to the business integration with Mediton, in the US we continued our investment and built strategic channels leading to a valuable pipeline of customers, in Germany we secured multi-year engagements with strategic customers which we believe will support future growth.

During 2022, SHL strengthened its leadership by appointing the former Prime Minister of Israel, Mr. Ehud Barak, as Co-Chairman of SHL Telemedicine and appointing Mr. Jason M. Bottiglieri, a highly experienced healthcare executive, as General Manager of SHL Telemedicine USA.

Following the fund raising of CHF 35 million in 2021, 1.9 million of investor options were exercised during Q1, 2023. With total proceeds of CHF 21 million resulting from said options exercise, SHL completed successfully a total fund raising of CHF 56 million.

Swiss Takeover Board Proceeding

In its decision 0672/01, the Swiss Takeover Board ("**TOB**") dated January 26, 2018 to declare Mengke Cai, Xiang Xu, Himalaya (Cayman Islands) TMT Fund, Himalaya Asset Management Ltd., and Kun Shen as acting in concert and being obliged to publish a tender offer for all SHL shares. In its further decision 0672/04 dated September 1, 2018, the TOB resolved not to grant an extension of the deadline for such tender offer and to suspend said parties' voting rights as well to prohibit any purchase of additional shares by same the parties until such tender offer would be performed. On May 29, 2019, the TOB, on its own initiative, reduced the minimum price of the mandatory tender offer to CHF 7.70 following a dividend distribution of USD 1.00 by SHL in April 2019. In 2020, 2021 and in 2022 said parties continued being in breach of their obligation to publish a tender offer for all shares of SHL (for further information on the events in 2019 please refer to our Corporate Governance Report regarding the year of 2019). It should be noted that as of the date hereof, the voting rights attached to the aforesaid shares are still suspended.

Board of Directors

As of December 31, 2022, the members of the Board are the following: (a) Mr. Yariv Alroy (co-chairman); (b) Mr. Ehud Barak (co-chairman); (c) Mr. David Salton; (d) Mr. Yehoshua Abramovich (Independent (external) Director); (e) Ms. Dvora Kimhi (Independent (external) Director); (f) Prof. Amir Lerman; (g) Mr. Erez Nachtomy; and (h) Mr. Erez Alroy. Mr. Ehud Barak joined the Board as Co-Chairman on August 11, 2022, following the approval of his terms of office by the Board on June 29, 2022 and by the Special General Meeting of the shareholders of the Company on August 11, 2022.

Since the Special General Meeting held on December 10, 2018 and as of the date hereof, the members of the audit committee and the compensation committee of SHL ("**Audit Committee**" and "**Compensation Committee**", respectively) are Mr. Yehoshua Abramovich, Ms. Dvora Kimhi and Prof. Amir Lerman (said composition is in accordance with the requirements of the Israeli Companies Law 5759-1999 (the "Israeli Companies Law" or the "Companies Law") and the regulations promulgated thereunder). It should be noted that the financial statements committee of the Company ("**FS Committee**") was eliminated, and its tasks were transferred to the Audit Committee, effective as of January 15, 2023 (for further information, please refer to Section 3.3 below).

In the Annual General Meeting held on December 22, 2022, the following members of the Board were re-elected: (a) Mr. Yariv Alroy (co-chairman); (b) Mr. Ehud Barak (co-chairman); (c) Mr. David Salton; (d) Prof. Amir Lerman; (e) Mr. Erez Nachtomy; and (f) Mr. Erez Alroy.

Resumes of the current Board members can be viewed on the Company's website **https://www. shl-telemedicine.com/team_category/leadership_team/** as well as in Section 3.1.

Management

Mr. Erez Nachtomy was appointed as CEO on May 17, 2020, following Mr. Yoav Rubinstein's resignation, and has been serving since. Mr. Amir Hai was appointed as CFO in January 2022, replacing Mr. Yossi Vadnagra who served as interim CFO since July 2021, in addition to his current role as the General Manager of the Company's operations in Israel.

Laws and regulations

The principles and rules of SHL on corporate governance are laid down in the Articles of Association of SHL, the Israeli Companies Law and the regulations promulgated thereunder, as well as other Israeli legislation applicable to SHL. As SHL is traded on the SIX Swiss Exchange, it has additionally taken upon itself to comply with certain reporting requirements of the listing rules of the SIX Swiss Exchange. In addition, certain reporting requirements apply to it directly as a foreign issuer with a main trading market on the SIX Swiss Exchange (for further information, please refer to Section 8 below).

The information presented here is updated as of December 31, 2022, unless otherwise noted, and was prepared in accordance with the Corporate Governance Directive of the SIX Swiss Exchange.

1. Group Structure and Shareholders

1.1 Group Structure

1.1.1 Operational Group Structure

SHL is a company incorporated in Israel whose shares are publicly traded on the SIX Swiss Exchange under the symbol SHLTN (see Section 1.1.2 for additional information on the

Company). During 2022 the Company and its subsidiaries in Israel, Germany, and the U.S. operated in one business segment - telemedicine services. SHL and its subsidiaries develop and market advanced personal telemedicine solutions. Personal telemedicine is the transmission of medical data by an individual, from a remote location to a medical call center via telecommunication networks. SHL's personal telemedicine systems are designed to improve quality of care and life for people suffering from various health conditions ranging from the high-risk and chronically ill to ordinary users of healthcare products and services who wish to take a more active role in managing their own health. Telemedicine services are the provision of telemedicine services and devices to subscribers utilizing telephonic and internet communication technology. SHL's telemedicine solutions offer centralized remote diagnostic and monitoring services to end-users, making use of computer systems, high-tech devices, and specially designed medical data protocols. SHL's platforms offer solutions to subscribing patients, health insurance companies, hospitals, clinics, physicians and other health care providers. SHL Telemedizin GmbH, an indirectly wholly owned subsidiary of the Company, together with its subsidiaries Almeda Gesundheitsservices GmbH, Gesellschaft für Patientenhilfe DGP mbH, and Jumedi GmbH (together "**SHL Germany**"), operate in the German market and provide telemedicine services to patients in Germany, mainly through German health insurers. SHL Germany is run as a stand-alone business and enjoys a high degree of autonomy, with its own management, whereby corporate headquarters at SHL provides certain central functions (such as business development and accounting), as well as oversight and control on an ongoing basis (see below).

SHL and its Israeli subsidiaries Shahal Haifa-Medical Services Ltd., Shahal Rashlatz-Rehovot Medical Services Ltd. (and its subsidiaries – Mediton Medical Centers Chain Ltd., Mediton Adam Ltd. and Medishur Ltd.) (together "**SHL Israel**") operate in the Israeli market. Shahal Haifa - Medical Services Ltd., Shahal Rashlatz- Rehovot Medical Services Ltd. provide telemedicine services mainly to private paying subscribers. Mediton Medical Centers Chain Ltd. provides private medical services, medical and solutions advice as well as project management in various fields of medicine, including periodic surveys, medical examinations for organizations, occupational examinations and operation of specialist clinics, and Medishur Ltd. performs, through subcontractors, medical examinations for insurance companies. Mediton Adam Ltd. is a subsidiary of Mediton Medical Centers Chain Ltd. SHL Israel is run as a stand-alone business under the Company's management, with corporate headquarters providing certain central functions (such as business development and accounting), as well as oversight and control on an ongoing basis.

SHL Telemedicine USA, Inc., a second-tier subsidiary (granddaughter company) of SHL, operates in the US market ("**SHL USA**") and sells telemedicine devices and services to healthcare professionals. SHL USA is active mainly in business development and sales and marketing activities together with corporate management. SHL Telemedicine India Private Limited conducted the group's activities in India ("**SHL India**") and sold telemedicine devices and services to healthcare professionals and private paying subscribers. SHL India was active mainly in business development and sales and marketing activities together with corporate management, but it has ceased to promote its activities during 2016 and is in the process of winding down. Research and development activities are conducted by SHL Telemedicine International Ltd. ("**SHL INT**"). Production of devices is outsourced by SHL INT to third party manufacturers with telemedicine devices being sold by SHL INT to SHL Germany, SHL Israel and SHL USA. In addition, SHL INT provides software development and maintenance services to all group entities. Corporate management is located at SHL Telemedicine and SHL INT and is active in performing its corporate duties, i.e. group management, business development, finance and oversight and control on an ongoing basis of its different territories (SHL Germany, SHL Israel, SHL USA, SHL India and SHL INT).

1.1.2 Description of the material group companies belonging to the SHL group:

The listed Company

As of December 31, 2022, SHL's authorized share capital is 250,000 New Israeli Shekel ("NIS") divided into 25,000,000 ordinary shares of NIS 0.01 par value each, of which 14,683,644 shares were issued (1,372 shares held in treasury). The shares of SHL are traded on the main board of the SIX Swiss Exchange, security no. 1128957, ISIN IL0010855885. As of December 31, 2022, SHL's market capitalization was CHF 217.3 million. SHL's registered office is located at 90 Yigal Alon Street (Ashdar Building), Tel-Aviv, Israel. None of the issued and outstanding share capital of SHL is held by SHL's subsidiaries.

Non-Listed Companies Belonging to the SHL Group:

Name	Domicile	Share Capital and % of holding (directly or indirectly through wholly owned subsidiaries)
Shahal Haifa - Medical Services Ltd	Tel-Aviv, Israel	*Authorized Share Capital:* NIS 13,000, divided into 13,000 ordinary shares par value NIS 1.00 each *Issued Share Capital:* 200 ordinary shares 100% (held by SHL)
Shahal Rashlatz-Rehovot Medical Services Ltd.	Tel-Aviv, Israel	*Authorized Share Capital:* NIS 16,600 divided into 16,600 ordinary shares par value NIS 1.00 each *Issued Share Capital:* 100 ordinary shares 100% (held by SHL)
SHL Telemedicine International Ltd. ("SHL INT")	Tel-Aviv, Israel	*Authorized Share Capital:* NIS 101,000 divided into 101,000 ordinary shares par value NIS 1.00 each *Issued Share Capital:* 10,000 ordinary shares 100% (held by SHL)
Mediton - Adam Ltd.	Israel	*Authorized Share Capital:* NIS 200 divided into 100 management shares par value NIS 2.00 each, and NIS 22,800 divided into 22,800 ordinary shares par value NIS 1.00 each *Issued Share Capital:* 100 ordinary shares, 4 management shares 70% (100% held by Mediton Medical Centers Chain Ltd.)
Mediton Medical Centers Chain Ltd. ("Mediton")	Tel-Aviv, Israel	*Authorized Share Capital:* NIS 22,900 divided into 22,900 ordinary shares par value NIS 1.00 each *Issued Share Capital:* 100 ordinary shares 70% (held by Shahal Rashlatz-Rehovot Medical Services Ltd.)
Medishur Ltd. ("Medishur")	Tel-Aviv, Israel	*Authorized Share Capital:* NIS 2,640 divided into 2,600 ordinary shares par value NIS 1.00 each and 40 Management shares par value NIS 1.00 each *Issued Share Capital:* 100 ordinary shares 70% (held by Shahal Rashlatz-Rehovot Medical Services Ltd.)
SHL Telemedicine B.V. ("SHL BV")	Amsterdam, Netherlands	*Authorized Share Capital:* EUR 75,000 divided into 300,000 ordinary shares par value EUR 0.25 each *Issued Share Capital:* 74,043 ordinary shares. 100% (held by SHL INT)
Personal Healthcare Telemedicine Services	Amsterdam, Netherlands	*Authorized Share Capital:* EUR 4,000,000 divided into 400,000 ordinary shares par value EUR 10.00 each *Issued Share Capital:* 811,500 ordinary shares Europe B.V. ("PHTS") 100% (held by SHL BV)
SHL Telemedizin	Munich, Germany	*Authorized Share Capital:* EUR 300,000 divided into 2 ordinary shares par value EUR 25,000 and EUR 275,000 GmbH *Issued Share Capital:* 2 ordinary shares 100% (held by PHTS)
Almeda GmbH	Munich, Germany	*Authorized Share Capital:* EUR 25,000 *Issued Share Capital:* 25,000 shares with par value EUR1.00 100% (held by SHL Telemedizin GmbH)
Gesellschaft für Patientenhilfe DGP mbH	Munich, Germany	*Authorized Share Capital:* EUR 25,000 divided into 2 ordinary shares par value EUR 24,750 and EUR 250 *Issued Share Capital:* 2 ordinary shares 100% (held by SHL Telemedizin GmbH)
Jumedi GmbH	Munich, Germany	*Authorized Share Capital:* EUR 25,000 *Issued Share Capital:* 4 shares with par value EUR 6.250 each 100% (held by SHL Telemedizin GmbH)
SHL Telemedicine USA, Inc.	Delaware, USA	*Authorized Share Capital:* USD 1.00 divided into 100 ordinary shares par value USD 0.01 each *Issued Share Capital:* 100 ordinary shares 100% (held by SHL INT)
SHL Telemedicine India Private Limited	Haryana, India	*Authorized Share Capital:* Rs 7,000,000 divided into 700,000 Equity Shares of Rs 10, each *Issued Share Capital:* 625,126 Equity Shares 99.9% (held by SHL INT) 0.01% (held by SHL BV)

There are no companies belonging to the consolidated entities of SHL whose equity securities are listed on a stock exchange.

Graphic Overview of Group Companies:


SHL Telemedicine Ltd.
100%
Shahal Haifa Medical Services Ltd.
100%
Shahal Rashlatz-Rehovot Medical Services Ltd.
100%
SHL Telemedicine International Ltd.
100%
SHL Telemedicine B.V.
*99.99%
SHL Telemedicine India Private Limited
100%
SHL Telemedicine USA, Inc.
70%
Mediton Medical Centers Chain Ltd.
70%
Medishur Ltd.
100%
PHTS B.V.
100%
Mediton - Adam Ltd.
100%
SHL Telemedizin GmbH
100%
Jumedi GmbH
100%
Gesellschaft für Patientenhilfe DGP mbH
100%
almeda GmbH

1.2 Significant Shareholders

As of December 31, 2022, SHL was aware of the following shareholders with more than 3% of all voting rights in the Company[1]:

	2022 Number of ordinary shares held	2022 % including treasury shares	2022 % excluding treasury shares	2021 % excluding treasury shares	2022 Number of options	2022 Total purchase position	2022 % including treasury shares
Mrs. Mengke Cai and Kun Shen[2]	5,969,413	40.65%	40.66%	41.19%	-	5,969,413	36.24%
More Provident Funds and Pension Ltd[3]	1,318,549	8.98%	8.98%	6.17%	447,166	1,765,715	10.72%
Value Base Group[4]	837,865	5.71%	5.71%	5.78%	129,443	967,308	5.87%
Yariv Alroy, Herzeliya, Israel[5]	801,456	5.46%	5.46%	-	250,000 (~68,750 shares based on the net exercise method)	870,206	5.28%
Sphera Funds Management Ltd., Tel Aviv, Israel	596,000	4.06%	4.06%	4.11%	295,000	891,000	5.41%
Danbar Finance Ltd., Tel Aviv, Israel	540,000	3.68%	3.38%	3.73%	220,000	760,000	4.61%
SHL Treasury shares	1,372	0.01%	-	-	-	1,372	0.01%

1   Calculated on the basis of the then issued and outstanding 14,683,644 shares as of December 31, 2022 The information in these tables is exclusively based on the notifications made by the shareholders to the Disclosure Office pursuant to art. 120 of the Swiss Financial Market Infrastructure Act of 19 June 2015, which are published on the website of SIX Swiss Exchange at https://www.ser-ag.com/en/resources/notifications-market-participants/significant-shareholders.html#/shareholder-details/TAI8300022.

2   The respective shares are directly held by GF Fund Management Co. Ltd., 32/F South Tower Poly International Plaza No. 1, East Pazhou, Guangzhou, China the ultimate beneficial owner of which are Cai Mengke, Zhuhai, China and Kun Shen, Hong Kong, China who form an acquisition group. It should be noted that the voting rights attached to these shares are suspended pursuant to the TOB decision (for further information, please refer to the paragraph titled "Swiss Takeover Board Proceeding" above)

3   More Provident Funds and Pension Ltd, Ramat Gan, Israel, is held by the following group of shareholders: Eli Levy, Tel Aviv, Israel; Yosef Levy, Bat Yam, Israel; Benjamin Meirov, Herzeliya, Israel; Yosef Meirov, Herzeliya, Israel; Michael Meirov, Herzeliya, Israel; Dotan Meirov, Herzeliya, Israel.

4   Shareholder group consisting of the following beneficial owners (in the sense of the FMIA): Ido Nouberger, Tel Aviv, Israel and Victor Shamrich, Tel Aviv, Israel. The shares of the group are directly held by Value Base Ltd., Tel Aviv, Israel and Harmony Base LP, Tel Aviv, Israel.

5   Yariv Alroy holds shares of SHL Telemedicine Ltd. directly as well indirectrly through Nehama & Yoram Alroy Investment Ltd., Y. Alroy Family Ltd. and Southland Holdings Ltd., all controlled by Yariv Alroy.

As of the date hereof the issued share capital is divided into 16,386,180 registered shares with a par value of NIS 0.01 each (excluding 1,372 ordinary shares of NIS 0.01 par value each held by SHL).

As of the date hereof, SHL was aware of the following shareholders with more than 3% of all voting rights in the company.

	Number of ordinary shares held	% including treasury shares	% excluding treasury shares
Mrs. Mengke Cai and Kun Shen	5,969,413	36.43%	36.43%
More Provident Funds and Pension Ltd	1,812,525	11.06%	11.06%
Value Base Group	1,368,837	8.35%	8.35%
Sphera Funds Management Ltd., Tel Aviv, Israel	819,776	5.00%	5.00%
Yariv Alroy, Herzeliya, Israel5	801,456	4.89%	4.89%
Danbar Finance Ltd., Tel Aviv, Israel	760,000	4.64%	4.64%
SHL Treasury shares	1,372	0.01%	-

The total sale position of the Company as of December 31, 2022 related to 2,735,305 shares (18.63%), consisting of shares and granted incentive plan options referring to up to 1,001,430 shares.

The above table does not reflect holdings on a fully diluted basis.

All shareholdings that have been reported to SHL and the Disclosure Office of the SIX Swiss Exchange as per Art. 120 of the Swiss Financial Market Infrastructure Act of 19 June 2015 (FMIA) and published on SIX Swiss Exchange AG's electronic publication platform can be viewed at **https://www.ser-ag.com/en/resources/notifications-market-participants/significant-shareholders.html?issuedBy=SHL&dateFrom=20220223#/**.

SHL is not aware of any other agreements or arrangements among its shareholders.

1.3 Cross-Shareholdings
There are no cross-shareholdings exceeding 5% of the share capital and voting rights by any of the Significant Shareholders and SHL.

2. Capital Structure
2.1 Capital on the Disclosure Deadline
Authorized share capital as of December 31, 2022

Number of Ordinary Shares	25,000,000
Par value	NIS 0.01 each
Share capital	NIS 250,000

Issued and outstanding share capital as of December 31, 2022

Number of Ordinary Shares *	14,682,272
par value	NIS 0.01 each
Share capital	NIS 146,822.72

* Excluding 1,372 Ordinary Shares held by SHL. For additional information regarding the implications of the purchase by a company of its own shares, see Section 2.4.1 "The Ordinary Shares, Voting Rights".

2.2 Authorized Capital, Issued Capital and Options
General

Under Israeli law, a company's authorized share capital represents the maximum number of shares which is authorized for issuance by the company. As of the date hereof, SHL's authorized share capital is comprised of NIS 250,000 divided into 25,000,000 ordinary shares of NIS 0.01 par value each (the "**Ordinary Shares**"). The issued and outstanding share capital of SHL, as of December 31, 2022, was NIS 146,822.72, divided into 146,822.72 fully paid issued ordinary shares (excluding 1,372 Ordinary Shares held by SHL).

Any increase in the authorized share capital is valid as of the date of the approval thereof by the shareholders (with respect to special majority requirements, please refer to Section 6.2 below). Authorized share capital, or any increase thereof is not limited in time. However, the shareholders may, at the General Meeting, cancel authorized but not yet issued share capital, provided that the Company did not undertake to issue shares out of such authorized but unissued share capital. Pursuant to SHL's Articles of Association, the unissued shares are under the sole control of the Board of Directors of SHL who has the authority to allot or otherwise dispose of them on such terms and conditions as it may see fit. Generally, any such issuance of shares is valid as of the date of the approval thereof by the Board of Directors.

Under the 2021 Share Incentive Plan (as such term is hereinafter defined) the maximum number of options in SHL's pool is up to 4,077,346 Ordinary Shares (subject to adjustments as set forth in the 2021 Share Incentive Plan) reserved for issuance upon exercise of options that may be granted. As of the date hereof, the pool is 4,077,346, out of which 1,969,119 options are available for grant. For additional information with respect to the share incentive plan adopted by SHL and the grant of options to purchase Ordinary Shares, see the following Section "2021 Share Incentive Plan". The same provisions apply to RSUs (as defined below) granted by SHL under the 2021 Share Incentive Plan, *mutatis mutandis*.

In the framework of the Private Placement (as hereinafter defined), SHL undertook to grant 800,000 First Closing Options and 1,144,444 Second Closing Options to be exercised within 24 months of the First Capital Increase (i.e. by 20 January 2023) or the Second Capital Increase (i.e. by 16 February 2023), respectively As of December 31, 2022, 210,570 options were exercised (as of the date hereof, 1,914,478 options were exercised). (as such terms are defined in the following Section 2.3 "Changes in Capital Structure within the Last Three Financial Years").

2021 Share Incentive Plan

Key employees have been granted share options under the SHL's 2021 Executive and Key Employee Israeli Share Incentive Plan (formerly the "2005 Option Plan" and the "2015 Executive

and Key Employee Israeli Share Option Plan") (the "**2021 Share Incentive Plan**"). The plan is in effect until terminated by the Board. Pursuant to the 2021 Share Incentive Plan, equity compensation, such as options or restricted share units (rights to receive shares of the Company under certain terms and conditions, for a consideration of no more than the underlying shares' nominal value) ("RSUs"), may be granted to executives, directors (whether executive or non-executive) and key employees of the Company or its subsidiaries, whereby the Board of Directors has full discretion to determine the specific grantees from time to time. The maximum number of Ordinary Shares which may be issued under the 2021 Share Incentive Plan and under any other existing or future share incentive plans of the Company is 4,077,346, subject to adjustments as provided in the 2021 Share Incentive Plan.

On December 31, 2022 the number of options actually available for issuing under the 2021 Share Incentive Plan was 2,180,119 (as of the date hereof the number of options actually available for issuing is 1,969,119). No RSUs have been granted so far. Pursuant to the 2021 Share Incentive Plan, the exercise price of options shall be the closing price for an Ordinary Share on the last trading day prior to the grant, unless determined otherwise by the Company's Board of Directors in its discretion. However, with respect to all option grants since May 2010, the Board of Directors determined in each case that the exercise price for such option grants shall be the average share price in the thirty (30) trading days preceding the date of grant. The foregoing has also been stipulated as the exercise price applicable to any grants of share-based compensation to the Company's officers pursuant to the 2020 Company's Officer Compensation Policy adopted on September 21, 2020, and as amended on March 1, 2021, which is in effect till September 20, 2023 (the "**2020 Compensation Policy**" or the "**Compensation Policy**", see Section 5.1 "Content and Method of Determining the Compensation and of the Shareholding Programs – Compensation Policy"). Further, pursuant to a resolution of the Board as of November 7, 2010, all options issued under the 2021 Share Incentive Plan are exercised by way of the net exercise method. Options granted under the 2021 Share Incentive Plan shall vest, unless determined otherwise by the Board, one-third (1/3) on each of the first, second and third anniversary of the date of grant, so that all options shall be fully vested and exercisable on the first business day following the lapse of thirty six (36) months from the date of grant, contingent upon the achievement of certain market and performance conditions which, unless determined otherwise by the Board, shall be based on the rate of the increase in the market price of the shares and of the Company's earnings per share. The Board may in its discretion reduce the relevant performance targets to zero, and has done so in all instances since June 2011. The options shall expire six (6) years from the date of grant (unless expired earlier under the terms of the 2021 Share Incentive Plan or the relevant award agreement). With respect to option grants to Company's officers, the Company's 2020 Compensation Policy provides a certain minimum vesting period, as follows: (i) first cliff after one (1) year from the date of grant; and (ii), full vesting shall occur no earlier than 36 months from the date of such grant. For further information on share options in the context of director and management compensation see Section 5.2 below.

Information with respect to the issued and outstanding SHL share options under the 2021 Incentive Plan is as follows:

	2022	Weighted average exercise price in CHF	2021	Weighted average exercise price in CHF
As of January 1,	835,055	10.12	421,997	6.10
Granted during the year	210,000	18.31	664,000	11.91
Forfeited during the year	(7,500)	19.33	(163,000)	8.93
Exercised during the year	(36,125)	7.94	(87,942)	6.57
Outstanding at the end of the year	**1,001,430**	**11.85**	**835,055**	**10.12**
Fair value* at end of year	3,215,749		2,758,142	
Vested on December 31	**454,480**	**9.42**	**146,088**	**6.52**

* The fair value was estimated by an external expert, based on a binomial model.

It should be noted that as part of the amendment to Mr. Yariv Alroy's terms of office, which was approved by the Special General Meeting on March 1, 2021, Mr. Alroy was allotted 250,000 options to purchase ordinary shares of the Company at an exercise price of CHF 10.73 per share (reflecting the average price per share in the 30 trading days prior to Board approval). The options' vesting schedule shall be in accordance with the Company's 2021 Incentive Plan, and in the event that Mr. Alroy ceases to serve in his position due to a change of control in the Company, all the options will automatically be fully vested, and shall be exercisable at any time until the lapse of six (6) months from the date of the cessation of his engagement, and shall thereafter terminate.

2.3 Changes in Capital Structure within the Last Three Financial Years

As of December 31, 2020, 2021 and 2022, SHL's issued share capital (excluding the ordinary shares held by SHL) was comprised of 10,514,454, 14,491,171 and 14,682,272 Ordinary Shares, respectively. The foregoing changes in the Company's share capital result from the exercise of share options and issuance of Ordinary Shares in the framework of the Private Placement (as defined below).

As of December 31, 2022, the authorized share capital amounted to NIS 250,000.00 divided into 25,000,000 Ordinary Shares of NIS 0.01 par value. On January 21, 2021, the Company issued 1,300,000 new Ordinary Shares (the "**First Capital Increase**") and on February 17, 2021 additional 2,288,889 new Ordinary Shares (the "**Second Capital Increase**"), each for CHF 9.00, from the authorized capital, resulting in 14,467,380 Ordinary Shares issued as of the date of the Second Capital Increase.

The shares from the First Capital Increase and the Second Capital Increase were privately placed with individual, mostly institutional Israeli investors (the "**Private Placement**"), along with 800,000 options at the closing of the First Capital Increase (the "**First Closing Options**") and 1,144,444 options at the closing of the Second Capital Increase (the "**Second Closing Options**"), each to purchase one further new ordinary share to be issued from the authorized capital at the exercise price of CHF 11.00 within 24 months as from the First Capital Increase (i.e. by 20 January 2023) or Second Capital Increase (i.e. by 16 February 2023), respectively. By 16 February 2023, all options granted in the course of the two capital increases have been exercised or have expired, respectively: In total, 1,914,478 of these options have been exercised and an equal number of new shares have been issued, raising the total number of ordinary shares to 16,387,552. Of the 1,944,444 options granted, 29,966 Options expired.

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2.4 The Ordinary Shares

2.4.1 The Ordinary Shares

General

All issued Ordinary Shares are registered shares ranking pari passu in all respects. The Ordinary Shares do not have preemptive rights. The ownership or voting of Ordinary Shares by non-residents of Israel, except with respect to citizens of countries which are in a state of war with Israel, is not restricted in any way by the Articles of Association of SHL or the laws of the State of Israel. The Ordinary Shares are in book entry form only. No share certificates are issued. All issued Ordinary Shares are booked into the Clearing System of SIX SIS Ltd. Since January 1st, 2017, Computershare Schweiz AG ("**Computershare**") is handling the share register. To exercise their voting rights, shareholders must be registered with Computershare (see Section 6.5 below). All of the issued and outstanding Ordinary Shares have been fully paid up.

Liquidation and Dividend Rights

In the event of SHL's liquidation, after satisfaction of liabilities to creditors, SHL's liquidation proceeds will be distributed to the holders of Ordinary Shares in proportion to the nominal value of their respective holdings. This liquidation right may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future. Under the Israeli Companies Law, dividends may be paid out of profits and other surpluses, as calculated under the Israeli Companies Law, or as accrued over a period of two years, whichever is higher, each based on the most recent financial statements of the Company (provided that the date with respect to which such financial statements were prepared does not pre-date the distribution by more than six (6) months); provided, however, that there is no reasonable concern that the payment of such dividend will prevent the Company from satisfying its existing and foreseeable obligations as they become due. Any dividends will be subject to Israeli withholding tax. SHL's Articles of Association provide that the Board of Directors may from time to time declare and cause SHL to pay such dividend as may appear to the Board of Directors to be justified by the profits of SHL. The shareholders entitled to receive dividends are the shareholders on the date upon which it was resolved to distribute the dividends or at such later date as shall be provided in the resolution in question.

Voting Rights

Holders of Ordinary Shares have one vote for each Ordinary Share held on all matters submitted to a vote of shareholders. For additional information regarding voting rights of the Ordinary Shares, see Section 6.1 "Voting Rights Restrictions and Representations" below. See also information regarding the suspension of voting rights of the shares held by Himalaya (Cayman Island) TMT Fund, Himalaya Asset Management Ltd., Xiang Xu, Kun Shen, and Mengke Cai in the Section "Changes in the Financial Year 2022" – "Swiss Takeover Board Proceeding" above.

In case a company purchases its own shares, under the Israeli Companies Law, such shares become dormant and do not confer voting or any other rights so long as such shares are held by the company. As of December 31, 2022, the Company held 1,372 of its own Ordinary Shares. There are no preferential voting rights attached to any of the Shares of SHL.

2.4.2 Duties of Shareholders

Under the Israeli Companies Law, each shareholder has a duty to act in good faith and customary way toward the Company and other shareholders and to refrain from abusing his or her powers in the Company, such as in shareholder votes, and from discriminating other shareholders. Furthermore, specified shareholders have a duty of fairness towards the Company. These shareholders include any controlling shareholders, any shareholder who knows that he or she possesses the power to determine the outcome of a shareholders' vote and any shareholder who, pursuant to the provisions of the articles of association, has the power to appoint an office holder or any other power with respect to the company. However, the Israeli Companies Law does not define the substance of this duty of fairness. The aforesaid duties of shareholders also apply to persons registered with the share register of the

Company to the extent such persons exercise the rights attached to the Ordinary Shares.

In addition, under the Israeli Companies Law, the disclosure requirements that apply to an office holder in a public company with respect to a personal interest such office holder may have with respect to an existing or proposed transaction of the company also apply to a controlling shareholder of a public company. For such purpose, a controlling shareholder is a shareholder who has the ability to direct the activities of a company, including a shareholder that owns twenty-five (25) percent or more of the voting rights if no other shareholder owns more than fifty (50) percent of the voting rights, and whereby a person holding more than half of the means of control of a company (including the right to appoint a majority of the directors or the right to appoint a company's general manager) is presumed to control such company. Further, any shareholder participating in a vote on an extraordinary transaction (including a private placement which is an extraordinary transaction) with a controlling shareholder or an extraordinary transaction with another person in which a controlling shareholder has a personal interest, or the engagement of a controlling shareholder or its relative as an office holder or employee (including the terms and conditions of the directors and office holders insurance and indemnification), must notify the Company prior to the relevant vote whether or not it has a personal interest in the relevant transaction – if no such notification is made, such shareholder is not entitled to vote and any vote of such shareholder is not counted (for approval requirements in connection with controlling shareholder transactions, please refer to Section 6.2 on "Statutory Quorums" below). The same notification requirement applies to (a) shareholders that have a personal interest in the appointment of an Independent (External) Director (for election of Independent (External) Directors, please see Section 3.1 below); (b) shareholders that have a personal interest in a full or a special purchase offer (for further information, please see Section 7.1 below), and (c) any shareholder that has a personal interest in the approval of

the Compensation Policy of the Company (for further details regarding the Compensation Policy, please see Section 5.1 below). Further, an "interested party" in a private placement (i.e. a holder of more than five (5) percent of the shares of a company or one who may become such holder as a result of the private placement) must promptly disclose any personal interest that he or she may have and any material information known to him or her in connection with such private placement.

Pursuant to the Swiss Financial Market Infrastructure Act of 19 June 2015 ("**FMIA**"), any shareholder of the Company or group of shareholders acting in concert is required to disclose his/her/its holding if it reaches, exceeds or falls below certain thresholds, subject to limited exceptions. The relevant thresholds triggering notification are 3%, 5%, 10%, 15%, 20%, 25%, 33 1/3%, 50% and 66 2/3% of the voting rights of the Company. Persons acting in concert must disclose their shareholdings on a consolidated basis and the holdings of all such a group's members are aggregated in order to calculate compliance with relevant thresholds. The direct holder as well as any indirect holder ("beneficial owner", person being able to determine the exercise of the voting rights, whether exercisable or not) must be reported. Additionally, any third party who is not owning the shares but has been mandated to vote the shares in its sole discretion must be disclosed. The relevant shareholdings must be notified to the Company and Disclosure Office of the Six Swiss Exchange within four (4) trading days from agreeing on the relevant transaction. The Company shall then publish the information received within two (2) trading days from receipt of the notification. With respect to disclosure duties of shareholders submitting shareholder statements to the Company, please refer to Section 6.3 below.

The Special General Meeting which was convened on February 21, 2019, approved an amendment to the articles of association of the Company, pursuant to which each shareholder holding 5% or more of the Company's shares or voting rights and each member of the Board of the Company is obliged to provide the Company with an address in Israel for the receiving of documents (including judicial documents) (the "Address"). As long as such Address has not been provided, the Company's registered office will be considered as such shareholder's and/or director's Address for the receiving of documents (including judicial documents).

2.5 Dividend-right Certificates
No dividend-right certificates were issued by SHL as of the disclosure deadline.

2.6 Limitations on Transferability
Fully paid Ordinary Shares may be transferred freely.

Currently, there are no statutory restrictions limiting the transferability of the Shares. The ownership or voting of Ordinary Shares by non-residents of Israel, except with respect to citizens of countries which are in a state of war with Israel, is not restricted in any way by the Articles of Association of SHL or the laws of the State of Israel.

Voting rights and the purchase of new shares may be suspended under Swiss law as a sanction for breaches of disclosure obligations and the obligation to publish a tender offer for all shares (see Section "Swiss Takeover Board Proceeding" above).

2.7 Convertible Bonds and Options
No Convertible Bonds have been issued by SHL. Information on Options may be found in the Section 2.2 "Authorized Capital, Issued Capital and Options".

3. Board of Directors
The primary duties of the Board are defined in the Israeli Companies Law and in the Articles of Association of SHL. For a description of powers and duties of the Board of Directors, please refer to Section 3.3 of this report.

3.1 Members of the Board of Directors
The Articles of Association provide for a Board consisting of up to nine (9) members and not less than three (3) members until otherwise determined by simple resolution of the shareholders of SHL. As of December 31, 2022 and the date hereof the Board consists of eight (8) members, of whom two (2) members are Independent (external) Directors (Mr. Abramovich and Ms. Kimhi) (for further information on Independent Directors, please refer to the following Section of this report).

Independent (External) Directors
Israeli companies that have offered securities to the public in or outside of Israel are required to appoint two (2) Independent (external) Directors under the provisions of the Israeli Companies Law. Each committee of a company's board of directors authorized to exercise the powers of the board of directors is required to include at least one (1) Independent Director, and pursuant to the Israeli Companies Law, the board of directors of a public company is required to appoint an audit committee and a compensation committee which must be comprised of at least three (3) directors, including all of the Independent (external) Directors. For the tasks of the audit committee and the compensation committee, respectively, and further requirements regarding the composition of the audit committee and the compensation committee, please refer to Section 3.3 below. As a general rule, Independent (external) Directors shall be Israeli residents, however, in a company whose shares are traded abroad (such as SHL), Independent (external) Directors may also be foreign residents. In the year under review, there were no Independent Directors who are foreign residents.

Pursuant to the Israeli Companies Law, to qualify for an appointment as an Independent (external) Director, the relevant candidate must possess either financial and accounting expertise or professional skills (as such terms are defined in rules promulgated under said law), provided that at least one (1) of the Independent Directors appointed possesses financial and accounting expertise. Further, all of the following persons are prevented from serving as Independent Directors: (a) any individual that is a relative of a controlling shareholder (as such terms are defined under the Israeli Companies Law); (b) any individual who has (or any of whose relatives, partners, employer, entities controlled by him, or someone that such individual is directly or indirectly subordinated to has) at the time of appointment or at any time during the two (2) years prior to such individual's appointment as an Independent Director, any "connection" (including, in general, employment, business and/or professional relationships, control and/ or service as an office holder) with (i) the Company, (ii) its controlling shareholder(s) at the time of appointment, (iii) a relative of a controlling shareholder at the time of appointment, (iv) any entity whose controlling shareholder(s), at the time of appointment or during the two (2) years prior to the relevant Independent Director appointment is the Company or its controlling shareholder, or (v) the Chairman of the board, the general manager, a holder of 5% or more of the issued and outstanding share capital or voting rights in the company or the most senior financial executive in the company, at the time of appointment, and only if there is no controlling shareholder in the relevant company or a holder of at least twenty five percent (25%) of the voting rights in the company; (c) any individual whose position or other activities create or may create a conflict of interest with his or her role as an Independent Director or may adversely affect such role, or which may compromise such individual's ability to serve as an Independent Director; (d) an employee of the Israeli securities authority or an Israeli stock exchange; (e) a director of another company, if a director of such other company serves as an Independent Director in the first company; (f) without derogating from the restrictions set forth under (b) above, any individual who has (or whose relative, partner, employer or person to whom he/she is directly or indirectly subordinated to, or a company in which he/she is a controlling shareholder has) business or professional relationships with any person with respect to which an affiliation is prohibited under (b) above, even if such relationship is not an ongoing, constant relationship, and excluding relationships that are negligible; or (g) any person which in his/her service as an Independent Director received any compensation for his/her service beyond that authorized in accordance with applicable regulations promulgated under the Israeli Companies Law.

In addition, for a period of two (2) years following termination of the service of an Independent Director, the company in which such Independent Director served, as well as its controlling shareholder and/or any entity under such controlling shareholder's control may not directly or indirectly provide any benefit to such Independent Director (as well as his/her spouse and children), including, without limitation, appointment as an officer holder, engagement as an employee or provider of professional services against consideration, whether directly or indirectly and whether individually or through an entity controlled by such Independent Director, all with respect to the company and any entity under control of the controlling shareholder of the company. The foregoing limitations also apply to relatives (as defined under the Israeli Companies Law) of the Independent Director who are not his/ her spouse or child, but then for a period of one (1) year from termination of service.

The Independent Directors generally must be elected by a majority vote of the shareholders, provided that (a) such majority includes a majority of shares held by shareholders who are not a controlling shareholder or who do not have a personal interest in the appointment (except a personal interest which is not the result of a relationship with the controlling shareholder) and who are voting thereon, whereby abstaining votes will not be taken into account, or (b) the percentage of the voting rights held by shareholders as described under (a) and which object to the appointment is not more than two (2) percent of the voting rights of the company (the Minister of Justice may determine a different percentage; no such determination has been made to date).

The term of an Independent Director is three (3) years and may be extended by two (2) additional terms of three (3) years each. Independent Directors may be re-elected to any of the two (2) additional terms beyond their initial three (3) year term as aforesaid only subject to fulfillment of either of the following conditions: (a) one or more shareholders holding one percent (1%) or more of the voting rights of the company proposed such additional service period, and the appointment is approved by the general meeting with a majority of votes subject to the following: (i) the votes of controlling shareholders or anyone who has a personal interest in the appointment (excluding a personal interest which is not the result of a relationship with the controlling shareholder) and abstaining votes are not counted; (ii) the number of votes supporting the appointment (from among those shareholders which are not controlling shareholders or have a personal interest as aforesaid) amounts to more than two percent (2%) of the overall voting rights in the company (the Minister of Justice may determine a different percentage; no such determination has been made to date); and (iii) such Independent (external) Director may not be (A) at the time of appointment a Related or Competing Shareholder (as defined hereafter) or a relative thereof; or (B) a person with "connections" (as defined above) to a Related or Competing Shareholder at the time of appointment and the two (2) years prior thereto. "Related or Competing Shareholder" is defined under the Israeli Companies Law as (x) the shareholder proposing such appointment; or (y) a holder of shares or voting rights in the company of at least five percent (5%); and with respect to either of the foregoing, to the extent that at the time of appointment of the Independent Director such shareholder, a controlling shareholder thereof or a company under the control of the foregoing has business connections with the company, or that it, a controlling shareholder thereof or a company under the control of the foregoing is a competitor of the company; or

the Board proposed the additional service term of such Independent Director and such appointment is approved in the same way as the appointment for the initial term is approved (see above); or

the Independent (external) Director himself/ herself proposed his/her re-election, and the appointment is approved in accordance with the conditions described under (a) above.

Independent ("Non-Dependent") Directors

Pursuant to the Israeli Companies Law, a public company may also designate certain directors as independent (non-dependent) directors. Pursuant to the relevant provisions of the law, independent (non-dependent) directors are either (i) Independent (external) Directors as set forth above, or (ii) such persons who fulfill all of the requirements applicable to Independent (external) Directors, as confirmed by the Audit Committee, except special financial or professional qualifications, and who have not served as a director of the Company for more than nine (9) continuous years (whereby any interruption of less than two (2) years does not suffice to constitute a disruption of such continuance). Unlike Independent (external) Directors, independent (non-dependent) directors are not elected for three (3) year terms, but may be re-elected each year. No special majority requirements apply with respect to their election.

As set forth below, a majority of the members of the Company's Audit Committee are required to be independent (non-dependent) directors (i.e. including the Independent (external) Directors).

The Company has currently no directors (other than the Independent (external) Directors as such) that have been designated by the Audit Committee as independent (non-dependent) directors.

Executive and Non-Executive Members of the Board

There is currently one (1) executive director on the Board of the Company (defined as a Board member who acts as a member of the Executive Management) – Mr. Erez Nachtomy, who also serves as the Company's CEO. None of the non-executive members of the Board in the year under review was a member of the management of SHL or of any of SHL's group companies in the three (3) financial years preceding the period under review. The non-executive members of the Board have no significant business connections with SHL or SHL's group companies.

It should be noted that although Messrs. Yariv Alroy and Ehud Barak serve as Active Co-Chairmen of the Board (as defined in below in Section 3.3), they are not members of SHL's management and do not fulfill any executive function (for further information, please refer to Sections 3.3 and 5.1 below).

Board Members as of December 31, 2022 The following table sets forth the name, principal position, time of the first election, and the remaining term of office of each member of the Board of Directors as of December 31, 2022

Name	Nationality	Position	First Election	Remaining Term*
Yariv Alroy	Israeli	Active co-Chairman of the Board /Non-executive member	2018**	2023
Ehud Barak	Israeli	Active co-Chairman of the Board / Non-executive member	2022	2023
Yehoshua Abramovich	Israeli	Non-executive member/Independent (external) Director	2017	2023
Erez Alroy	Israeli	Non-executive member	2018***	2023
Prof. Amir Lerman	Israeli and US	Non-executive member	2016	2023
Dvora Kimhi	Israeli	Non-executive member/Independent (external) Director	2018	2024
David Salton	Israeli	Non-executive member	2021	2023
Erez Nachtomy	Israeli	Executive member	2018	2023

* With respect to members of the Board who are not Independent (external) Directors, where the remaining term is indicated as 2023, this means until the 2023 Annual General Meeting. Mr. Abramovich's second term in office ends on June 27, 2023. Ms. Kimhi's second term in office ends on December 9, 2024. For additional information regarding the election and term of office of SHL's directors please refer to Section 3.2 "Election of Directors and Term of Office".

** Yariv Alroy served as a director also between the years 2001 and 2006, and between 2010 and 2014.

*** Erez Alroy served as a director also between the years 2008 and 2014 and between 2016 and 2017.

Below are the resumes of the current members of the Board.



Yariv Alroy – Active Co-Chairman of the Board

Mr. Yariv Alroy joined the Board of Directors of SHL as a non-executive Director in December 2018. Mr. Yariv Alroy served as the Company's Co-CEO from 2000 to January 15, 2016. He previously served as managing director of SHL Telemedicine International Ltd from 1997 to 2000 and Chief Operating Officer of the Company from 1993 to 1997. He also previously served as a Member of the Board of the Company between 2001 and 2006, and between 2010 and 2014. Before joining the Company, Mr. Yariv Alroy worked for a leading Israeli law firm from 1989 to 1993, with his last position being senior partner. Since 2016 he has been an investor and a businessman and serves as a Board Member of Duke Robotics Inc., a private reporting US corporation. He holds an LL.B. from Tel Aviv University, Israel. Nationality: Israeli.



Erez Alroy

Mr. Erez Alroy joined the Board of Directors of SHL as a non-executive Director in December 2018. Mr. Erez Alroy served in various executive positions in SHL since its inception, and as its Co-CEO from 2000 to January 2015 and as a director from 2008 to 2014 and from 2016 to 2017. He is currently active in various investments and is a board member in Merhavia Holdings Ltd (TASE:MRHL). Mr. Erez Alroy holds an MBA from the Hebrew University in Jerusalem. Nationality: Israeli.



Yehoshua Abramovich

Mr. Abramovich joined the Board of Directors of SHL as a non-executive Director/ Independent (external) Director in June 2017. Mr. Abramovich has held key positions in the Israeli capital market for over 25 years. He serves as the chairman of the board of Somoto limited, chairman of Atrade, Chairman of GalileoTech, Chairman of Imed, member of the board of directors and chairman of the investment committee of I.D.I Insurance company and as a director in few other high- tech, real estate and energy companies. Mr. Abramovich was the CEO of Clal Finance during several years, one of Israel's largest financial institutions who provided a broad array of financial services ranging from portfolio management to brokerage and underwriting services. Clal Finance owned and managed mutual funds, an in-house hedge fund, and offered individually tailored structured products to clients. Prior to that, he served in various positions in Clal group, including Deputy CEO of Clal Insurance Enterprises Holdings. He served on the board of directors of the Tel- Aviv Stock Exchange until September 2008, and he is a member of

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the board of trustees of the Academic Track of the College of Management (COM). He has a B.A. in Economics & business management and an MBA from Tel Aviv University. Nationality: Israeli.



Dvora Kimhi

Ms. Dvora Kimhi joined the Board of Directors of SHL as a non-executive Director/ Independent (external) Director in December 2018. She also served as a non-executive Independent (external) Director in the Company from 2010 to 2014 and as a non-executive director from 2001 to 2007. Since 2002 and as of the date hereof, Ms. Kimhi serves as Vice President for regulatory and legal affairs with Channel 10, which merged with Channel 13 in January 2019. Prior to this Ms. Kimhi served as Chief Legal Advisor to Ananey Communications Ltd., Noga Communications and the Israeli Educational Television. Ms. Kimhi served as Independent director on the board of directors of Ananey communications since 2007 until 2012. Ms. Kimhi also serves on the board of directors of Kol Hayyam Hadrom Ltd., an Israel radio station. Ms. Kimhi is a member of the Israeli Bar, holds an LL.B. from Tel Aviv University and has specialized in contract law and communication regulation. Nationality: Israeli.



Prof. Amir Lerman

Prof. Lerman joined the Board of Directors of SHL as a non-executive Director in 2016. Prof. Lerman is the Vice-Chair, Cardiovascular Department and the Director of the Cardiovascular Research Center at the Mayo Clinic in Rochester (USA) since 2010. He is also the Program Director for vascular and valve, Center for Regenerative Medicine at the Mayo Clinic, since 2012. In addition, Prof. Lerman serves as the Director of the Mayo- Israeli startup company initiative as well as a faculty member at the Mirage Institute: US-Israel innovation bridge business leadership program, since 2009, in addition to various other positions held at the Mayo Clinic. Prof. Lerman also holds an

appointment as Professor of Medicine at the Mayo Medical School since 2001. Prof. Lerman graduated from the Technion school of Medicine in Haifa Israel in 1985 and completed his training in internal medicine, cardiovascular diseases and invasive cardiology at the Mayo Clinic in 1994. Prof. Lerman published more than 500 manuscripts, book chapters and reviews; the NIH, AHA, and several foundations support his research. Nationality: American/Israeli.



Erez Nachtomy

Mr. Erez Nachtomy joined the Board of Directors of SHL as a non-executive Director in December 2018 and became an executive director following his nomination as the Company's CEO, since May 2020. From 1989 until 2001, Mr. Nachtomy practiced law at a leading Israeli law firm – Weksler, Bregman & Co., becoming a partner in the firm in 1994 and later on promoted to a senior partner. In March 2001, he joined the executive team of SHL, as Vice President, and from January 2005 to December 2016 he served as Executive Vice President of the Company. Since 2017 he is an investor and a businessman specializing in strategic planning, M&A transactions, and capital raising and business development. He serves as a Board Member and officer of UAS Drone Corp., a reporting US corporation. Mr. Nachtomy holds an LL.B. from Tel Aviv University, Israel, and he is a member of the Israeli Bar. Nationality: Israeli.



David Salton

Mr. David Salton joined the Board of Directors of SHL as a non-executive Director in May 2021. From October 2020, Mr. Salton holds the position of Chief Executive Officer of Virility Medical, a startup company developing consumer medical devices. Prior to that, for 10 years he served as the CEO of Dentack Implants, a medical device company in the dental field. Mr. Salton also served as CEO of DCL Technologies Ltd., an investment company, and Deputy General Manager of Leumi Partners, a leading Israeli

Investment Bank. Mr. Salton also served as CEO of several private biotech and healthcare companies, and as board member of several publicly traded companies. He currently serves as an independent director of InterCure Ltd. (TASE, TSX: INCR) and ARAN Ltd. (TASE: ARAN). David Salton holds a B.Sc., Economics & Management degree from Technion - Israel Institute of Technology, Faculty of Industrial Engineering & Management. Nationality: Israel.

The following member of the Board of Directors of SHL has joined as a non-executive Active co-Chairman for part of the year under review:



Ehud Barak

Mr. Ehud Barak has served on the SHL board of directors as Co-Chairman since August 11, 2022. Mr. Barak also currently serves on the board of four other Israeli companies: INTERCURE Ltd. (TASE, TSX: INCR), Carbyne Ltd., Guardicore Ltd. and Cypertoka Ltd. Mr. Barak served as the tenth Prime Minister of Israel from 1999 to 2001. Before being elected Prime Minister, Mr. Barak completed an illustrious 36-year career in the Israeli Defense Forces (the "IDF"), as the most decorated soldier in its history. Mr. Barak served in top positions in the IDF, including Head of Planning, Head of Military Intelligence, Commander of the Central Command and Deputy Chief of General Staff. As Chief of the General Staff of the IDF, he was involved in the negotiation and implementation of the 1994 peace treaty with Jordan. Mr. Barak has also served Israel as Minister of the Interior, Minister of Foreign Affairs and Defense Minister. Since September 2016, he has served as Senior Fellow non-resident at the Belfer Center for Science and International Affairs at Harvard University. Since March 2013, he has served as founder and Chief Executive Officer of Ergo, a strategic consulting firm. Mr. Barak holds a B.S. degree in mathematics and physics from the Hebrew University in Jerusalem and received his M.S.C in economic engineering systems from Stanford University. Nationality: Israel.

3.2 Election of Directors and Term of Office

Pursuant to the Articles of Association of SHL, all members of the Board, except the two (2) Independent (external) Directors (who are to be elected as described above, pursuant to the provisions of the Israeli Companies Law), are elected individually at the Annual General Meeting of the shareholders by a vote of the holders of a majority of the voting power represented at such meeting to serve until the next Annual General Meeting. All directors of SHL, except for the Independent (external) Directors - who may only serve three (3) three-year terms (please refer to the description above) - may be re-elected with no limit. Pursuant to the provisions of the Israeli Companies Law, each candidate for directorship in a public company is required to execute a written declaration pursuant to which such person has the requisite qualifications and is able to dedicate the required time to its service as a director, and further that none of the reasons stipulated under the Israeli Companies Law preventing such director from being eligible for service as a director (such as a court conviction of an offense of corruption, fraud or use of inside information so long as five (5) years have not yet lapsed from the date of the relevant verdict) apply. With respect to Independent (external) Directors, the proposed candidates have to further submit a declaration that they fulfill the special professional qualification requirements stipulated under the Israeli Companies Law applicable to Independent Directors (see Section 3.1 above). The foregoing declarations have to be submitted prior to the call for a shareholders' meeting at which the relevant candidate is proposed to be elected as a director.

In addition to the foregoing, a person who is a candidate to be a director of a company is required to disclose to the company, amongst others, whether the enforcement committee instituted under the Israeli Securities Law has imposed certain enforcement measures on such person preventing him/her from serving as a director in a public company, so long as the applicable period of restriction imposed has not yet lapsed. If sanctions were imposed which prohibit service as a director in a public company, then (a) the relevant candidate will not be appointed as a director; and (b) the service of any person already serving as a director will immediately terminate with submission of notice by the relevant director regarding such enforcement measures.

Under the Israeli Companies Law, the following persons may not be appointed as Chairman of the Board of a public company: (a) neither the Chief Executive Officer himself/herself nor any of his/her relatives (as such term is defined under the Israeli Companies Law and which does not include uncles, aunts or cousins) may at the same time serve as Chairman of the Board, unless the shareholders consent to such service, which, in any event, may not exceed three (3) year periods from the date of each such approval. Approval shall be obtained by the Audit Committee, the Board and the shareholders. Approval by the shareholders requires that either (i) the a majority vote in favor of the resolution shall include the consent of at least a majority of the shareholders voting power represented at the meeting in person or by proxy and voting thereon who have no personal interest in approving the resolution and who are not controlling shareholders of the Company (whereby abstaining votes will not be counted), or (ii) the total shares of the shareholders who are not controlling shareholder and have no personal interest in approving the resolution voted against the resolution do not represent more than two (2) percent of the voting rights in the Company; or (b) a person directly or indirectly subordinated to the CEO. In addition, in a public company, the Chairman of the Board or his/her relatives may not be authorized to exercise the powers of the CEO, unless under the special approval requirements set forth above and each time only for a period of up to three (3) years; or (b) a person directly or indirectly subordinated to the CEO, and the Chairman is also prevented from serving in any other position in the company or an entity in its control (except service as a director or Chairman of a company under its control.) Shareholders participating in the special approvals as described above must disclose prior to the vote whether or not they have a personal interest – if no such disclosure is made, the votes of such shareholders will not be counted.

3.3 Internal Organizational Structure

Pursuant to the Israeli Companies Law and SHL's Articles of Association, the Board is ultimately responsible for the general policies and management of SHL. The Board establishes the strategic, organizational, accounting and financing policies of SHL. Specifically, the Board of SHL reviews, discusses and approves the half- year financial statements of the Company, and is updated on a regular basis regarding the development of SHL's business. Messrs. Yariv Alroy and Ehud Barak, serve as active chairmen of the Board (collectively – the "**Active Chairmen**", and individually – the "**Active Chairman**"). The Board meets at least once each quarter. Topics addressed in the meetings include the strategy, business reviews and major projects, investments and transactions. Each of the Board committees conducts its meetings according to the needs of the relevant Board Committee. The Chief Executive Officer and the Chief Financial Officer of the Company are invited to Board meetings and attend such as the Board deems necessary. It should be noted that Mr. Nachtomy, the CEO of the Company as of the date hereof, is invited to all Board meetings, being a member of the Board. Pursuant to the Israeli Companies Law, persons that may not be elected as members of the audit committee and the compensation committee of a company (for further information regarding persons not qualified to be audit committee or compensation committee members, please see the relevant sub-sections of this Section below), respectively, may not be present at meetings of these committees unless the chairman of the committee determined that his/her presence is required in order to present a certain topic; provided that (a) an employee of the company (who is not a controlling shareholder or its relative) may be present at the discussion in such meeting (but not at the time any resolution is taken) if such presence was requested by the committee; and (b) the company's legal counsel and the company corporate secretary (who are not controlling shareholders or their relatives) may be present both at discussions and resolutions of the audit or compensation committees if so requested by such committee.

The Board has all powers vested in it according to the Israeli Companies Law and the Articles of Association, is authorized to determine the policy of SHL and to supervise the performance and actions of the CEO of the Company, and, without derogating from the above, has the following powers:

– determine SHL's plans of action, the principles for financing them and the order of priority among them;

– examine the financial status of SHL, and set the frame of credit that SHL shall be entitled to acquire;

– determine the organizational structure of SHL and its compensation policies;

– resolve to issue series of debentures;

– prepare and approve the financial statements of SHL;

– report to the Annual General Meeting of the status of SHL's affairs and of their financial outcomes;

– appoint the CEO and terminate such appointment, in accordance with the Israeli Companies Law;

– resolve in the matters on actions and transactions that require its approval according to the Israeli Companies Law and the Articles of Association;

– issue shares and convertible securities up to the total amount of the authorized share capital of SHL, in accordance with the Israeli Companies Law;

– decide on a "distribution" as set forth in Sections 307 – 308 of the Israeli Companies Law (including without limitations, dividends and share repurchases);

– express its opinion on a special tender offer, as set forth in Section 329 of the Israeli Companies Law.

Pursuant to the Articles of Association of SHL a quorum at a meeting of the Board shall be constituted by the presence in person or by any other means of communication by which the Directors may hear each other simultaneously, of a majority of the Directors then in office who are lawfully entitled to participate in the meeting. Any director may call a meeting of the Board of Directors upon a seven (7) day notice, unless such notice has been waived by all the directors. The notice of a meeting shall include the agenda of the meeting. Pursuant

to the Articles of Association of SHL the Board may meet and adjourn its meetings according to SHL's needs but at least once in every three months, and otherwise regulate such meetings and proceedings as the directors think fit. Meetings of the Board may also be held telephonically or by any other means of communication, provided that each director participating in such meeting can hear and be heard by all other directors participating in such meeting. A meeting of the Board at which a quorum is present shall be competent to exercise all the authorities, powers and discretion vested in or exercisable by the Board. A resolution proposed at any meeting of the Board shall be deemed adopted if approved by a simple majority of the directors then in office who are lawfully entitled to participate in the meeting and vote thereon, and present when such resolution is put to a vote and voting thereon. The Board may also adopt resolutions by unanimous written consents.

The Articles of Association of SHL provide that any director may, by written notice to SHL, appoint another person to serve as an alternate director and may cancel such appointment. Any person that meets the qualifications of a director under the Israeli Companies Law may act as an alternate director. One person may not act as an alternate director for more than one director, and in a public company a person serving as a director of the company or as an alternate director may not act as an alternate director. However, a director can serve as an alternate director to a member of a committee of the board of directors, provided that the alternate director is not a member of the committee in question; and provided further that in the event the alternate director is to serve as an alternate to an Independent (external) Director, such alternate director shall have financial and accounting expertise or professional skills, dependent on the expertise and skills of the Independent (external) Director such alternate director is supposed to replace. An alternate director to an Independent (external) Director may not be otherwise appointed.

Under the Israeli Companies Law a company is entitled to have several General Managers to be appointed by the Board who shall be responsible for the day-to-day operation of the company within the limits of the policy determined by the Board and subject to its direction. In a public company, office holders who are not directors are appointed by the General Manager/CEO who may determine the powers and duties of such office holders.

During the year under review, the Board held seventeen (17) meetings (eleven (11) of which via video conference and six (6) by written resolutions). The length of such meetings depends on the agenda and the duration is approximately 1 to 1.5 hours.

The CFO and the Company's external auditors attended 11 and 3 of the meetings above, respectively.

Committees of the Board and Internal Auditor

The Articles of Association of SHL provide that the Board may delegate any or all of its powers to committees of the Board as it deems appropriate, subject to the provisions of the Israeli Companies Law. Any committee so formed shall, in the exercise of the powers so delegated, conform to any regulations imposed on it by the Board. The meetings and proceedings of any such committee are, mutatis mutandis, governed by the provisions contained in the Articles of Association for regulating the meetings of the Board, so far as not superseded by any regulations adopted by the Board of Directors . Any such committee authorized to execute the powers of the Board shall include at least one (1) Independent (external) Director. A committee authorized to execute the powers of the Board may only be comprised of members of the Board. A committee whose powers are limited to providing recommendations to the Board may be comprised of non-members.

Pursuant to the Israeli Companies Law, a board of directors may not delegate the following matters to a committee: determination of a general policy; distribution (except for re-purchase of company shares pursuant to a framework approved by the board); determination of the board of directors' stand on matters that require shareholder approval or on its opinion with regard to a special purchase offer; appointment of directors; issuance of securities (except for issuance to employees pursuant to an option plan approved by the board); approval of financial statements; approval of interested party transactions.

As mentioned above, although not mandatory, under the provisions of the Israeli Companies Law for a company which is not subject to reporting obligations under the Israeli Securities Law, the Board of Directors had voluntarily appointed the FS Committee as of March 18, 2015. On January 15, 2023, the Board of Directors approved the elimination of the FS Committee and the transfer of its functions and tasks to the Company's Audit Committee, and further approved the adoption of new committee charters for the Compensation Committee and the Audit Committee to comply with SEC rules in view of the intended Nasdaq listing. On February 21, 2019 the Board has voluntarily appointed a new committee – an Investment Committee. On February 10, 2020, the Board has voluntarily appointed a Cyber Committee and on May 17, 2020 the Board has voluntarily appointed an Executive Committee.

For further details regarding the composition of said committees in the year under review and as of the date hereof, please see below.

The committees of the Board of Directors meet as necessary and are required to take minutes, make full reports and recommendations to the Board of Directors, which recommendations are provided to the Board of Directors following each applicable session of the committees.

Pursuant to the Israeli Companies Law, the Board of Directors also appointed an internal auditor proposed by the Audit Committee.

Audit Committee - Pursuant to the Israeli Companies Law the Audit Committee must be comprised of at least three (3) directors, including all of the Independent (external) Directors, and a majority of its members must be Independent (Non-Dependent) Directors (i.e. including the Independent (external) Directors). The following persons may not be members of the Audit Committee: (a) the Chairman of the Board; (b) any director employed by the Company; (c) any director employed by a controlling shareholder of the Company or an entity under the control of such controlling shareholder; (d) any director who provides services, on a regular basis, to the

Company, a controlling shareholder or an entity under the control of a controlling shareholder; (e) a director whose main livelihood is based on a controlling shareholder; and (f) a controlling shareholder or any of its relatives. Subject to limited exceptions, any person who could not be a member of the Audit Committee may not be present at its meetings. The Chairman of the Audit Committee shall be an Independent (external) Director not serving for more than nine (9) years. The legal quorum for any meeting of the Audit Committee shall be a majority of its members, provided that the majority of those present shall be Independent (non-dependent) Directors (see description above), and further provided that at least one (1) Independent (external) Director shall be present. The role of the Audit Committee includes, amongst others, the following: (a) to examine flaws in the business management of the Company, in consultation with the Internal Auditor and the external auditors, and to propose remedial measures to the Board; to determine whether an interested party transaction is an ordinary or extraordinary transaction (where extraordinary transactions are subject to special approval requirements); to approve interested party transactions, where so required under the Israeli Companies Law; and (d) to examine the existing internal control measures of the Company and the functioning of the Internal Auditor (see below). The Audit Committee is also charged with (e) prescribing with respect to transactions with controlling shareholders or another person in which a controlling shareholder has a personal interest (even if they are determined by the Audit Committee not to be extraordinary transactions), as well as with respect to the engagement terms of controlling shareholders and their relatives, the obligation to conduct either (i) a competitive process under the supervision of either the Audit Committee or who else the Audit Committee may determine in respect thereof pursuant to the criteria set by it; or (ii) other processes as determined by the Audit Committee, prior to the relevant transaction, and all in accordance with the type of transaction in question, and the Audit Committee may set the relevant criteria therefore once a year in advance; and (f) to determine the manner of approval of transactions with controlling shareholders or another person in which a controlling shareholder has a personal interest and to determine kinds of such transactions which require the approval of the Audit Committee, all with respect to such transactions which pursuant to the determination of the Audit Committee are not extraordinary transactions but also not negligible – the Audit Committee may so determine with respect to types of transactions according to criteria it may set one a year in advance. The Audit Committee also determines (g) whether a director or candidate for director fulfills the requirements for being classified as an independent (non-dependent) director. Neither the Israeli Companies Law nor the Company's Articles of Association prescribe a certain frequency at which meetings of the Audit Committee are to take place. Accordingly, the Audit Committee meets from time to time when deemed necessary. Pursuant to the Israeli Companies Law, the Internal Auditor (see below) may request the chairperson of the Audit Committee to convene a meeting and the chairperson shall then convene such meeting if it deems it fit. In addition, should the Audit Committee find that there is a material flaw in the business management of the Company, it shall hold at least one meeting with respect to such material flaw in the presence of the Internal or external auditor, as the case may be, without any office holders that are not members of the committee present; provided that an office holder may be present for the purpose of presenting an opinion with respect to a matter which is in his/her field of responsibility. The duration of the meetings varies in accordance with the topics discussed.

During the year under review the Audit Committee held two (2) meetings (all of which via video conference), the duration of which was approximately 1 hour. The CEO, CFO and the Company's external auditors attended 2, 2 and 1 of the meetings above, respectively.

In the year under review, the Audit Committee was composed of the following members: Mr. Yehoshua Abramovich (chairman), Ms. Dvora Kimhi and Prof. Amir Lerman (this composition is in compliance with the requirements of the Israeli Companies Law).

Compensation Committee - Pursuant to the Israeli Companies Law, an Israeli public company is obligated to appoint a Compensation Committee, which shall be comprised of at least three (3) members and of which all Independent (external) Directors shall be members and constitute a majority. The remaining members of the Compensation Committee shall be such whose engagement terms correspond to the rules of compensation set forth under applicable regulations under the Companies Law with respect to Independent (external) Directors. Persons who may not be members of the Audit Committee (see description above) may also not be members of the Compensation Committee. The Chairman of the Compensation Committee shall be an Independent (external) Director not serving for more than nine (9) years. The Audit Committee and the Compensation Committee may have identical members and an Audit Committee fulfilling the above requirements may at the same time also serve as the Compensation Committee. The role and authority of the Compensation Committee shall include (a) the issuance of a recommendation to the Board of Directors regarding the Compensation Policy, (b) issuance of a recommendation to the Board of Directors once every three (3) years regarding the extension of the Compensation Policy; (c) recommendation to the Board of Directors from time to time regarding any amendments to the Compensation Policy, as well as examination regarding its implementation; (d) approval of transactions with office holders (including controlling shareholders) regarding the terms of their engagement with the Company as required under the Israeli Companies Law; and (e) exemption of certain transactions from the shareholder approval requirement which may otherwise apply pursuant to the Israeli Companies Law. Neither the Israeli Companies Law nor the Company's Articles of Association prescribe a certain frequency at which meetings of the Compensation Committee are to take place. Accordingly, the Compensation Committee meets from time to time when deemed necessary. During the year under review the Compensation Committee held five (5) meetings (all of which via video conference). The duration of the meetings varies in accordance with the topics discussed. In the year under review the average meeting duration was approximately 1 hour. The CEO and CFO attended 5 and 2 of the meetings above, respectively.

In the year under review, the Compensation Committee was composed of the following members: Mr. Yehoshua Abramovich (chairman), Ms. Dvora Kimhi and Prof. Amir Lerman (this composition is in compliance with the requirements of the Israeli Companies Law).

Committee for the Examination of the Financial Statements ("FS Committee") - Pursuant to the Israeli Companies Law, only companies which are "reporting companies" (for such purpose only companies subject to reporting obligations to the Israeli Securities Authority) must establish a FS Committee. However, the Board had voluntarily appointed an FS Committee as of March 18, 2015. Pursuant to regulations promulgated under the Israeli Companies Law, the FS Committee shall be comprised of at least three (3) members and those persons which may not serve on the Audit Committee are also prevented from serving on the FS Committee. The majority of its members must be independent (non-dependent) directors (i.e. including independent (external) directors). The committee's chairperson shall be an Independent (external) Director. All members must be able to read and understand financial reports and at least one of the Independent (non-dependent) Directors must be a director with financial and accounting expertise (as such term is defined under applicable regulations promulgated under the Israeli Companies Law). The Audit Committee may at the same time serve as the FS Committee if all of the legal requirements with respect to the committee members are met.

The task of the FS Committee is to examine the financial statements of the Company prior to their approval by the Board. In particular, the financial statements shall only be brought to the Board for approval, if all of the following requirements have been complied with: (A) The FS Committee shall have discussed and submitted its recommendations to the Board on all of the following items: (a) evaluations and estimations that were made in connection with the financial statements; (b) internal controls over financial reporting; (c) completeness and fairness of disclosures made under the financial statements; (d) the financial guidelines adopted and financial treatment implemented with respect to material matters of the Company; and (e) valuations, including assumptions and estimations on which they are based, on which the financial statements rely; (B) the external auditor shall be invited to all meetings of the FS Committee, and the Internal Auditor of the Company shall receive notices of its meetings and may participate therein; (C) the FS Committee shall have submitted its recommendation regarding the approval of the financial statements a reasonable time prior to the discussion thereof by the Board and shall have reported to the Board regarding all defects or problems which it may have discovered during its examination of the financial statements; and (D) the Board shall discuss the recommendations of the FS Committee.

On January 15, 2023, the Board approved the elimination of the FS Committee and the transfer of its functions and tasks to the Audit Committee. During the year under review the FS Committee held six (6) meetings (all of which via video conference). In the year under review the average meeting duration was approximately 1 hour. The CEO, CFO and the Company's external auditors attended 6, 6 and 3 of the meetings above, respectively.

The members of the discontinued FS Committee in the year under review were Mr. Yehoshua Abramovich (chairman), Ms. Dvora Kimhi and Prof. Amir Lerman (this composition is in compliance with the requirements of the Israeli Companies Law) (for details of changes please refer to Section 3.1 "Board of Directors" above).

Investment Committee - Although not mandatory under the provisions of the Israeli Companies Law, the Board of Directors has voluntarily appointed an investment committee as of February 21, 2019 (the "**Investment Committee**"). The task of the Investment Committee is to determine the investment policy of the Company's cash proceeds that are not required for its ongoing operations as will be from time to time. The members of the Investment

Committee as of the date hereof, are Mr. Yehoshua Abramovich (chairman), Mr. Erez Alroy and Mr. Erez Nachtomy. Frequency and average duration of sessions are not provided given the sensitive role of such committee.

M&A Committee - Although not mandatory under the provisions of the Israeli Companies Law, the Board of Directors has voluntarily appointed a mergers and acquisitions committee as of June 16, 2019 (the "**M&A Committee**"). The task of the M&A Committee is to facilitate the execution, performance and delivery of prospective M&A transactions. The members of the M&A Committee as of the date hereof, are Mr. Yariv Alroy (chairman), Mr. Yehoshua Abramovich, Mr. Erez Alroy and Mr. Erez Nachtomy.

The M&A Committee meets from time to time when deemed necessary. Frequency and average duration of sessions are not provided given the general strategic role of such committee.

Cyber Committee - Although not mandatory under the provisions of the Israeli Companies Law, the Board of Directors has voluntarily appointed a cyber committee as of February 10, 2020 (the "**Cyber Committee**"). The task of the Cyber Committee is to recommend to the Board as to actions and/or measures to be taken in connection with the Company's information technology, including, inter alia, for the purpose of developing, maintaining and promoting the security of the Company's systems, networks and data, as well as supervising and monitoring the implementations of all such actions and/or measures. The members of the Cyber Committee as of the date hereof, are Mr. Yariv Alroy (chairman), Mr. Yehoshua Abramovich and Mr. Erez Nachtomy.

The Cyber Committee meets from time to time when deemed necessary. Frequency and average duration of sessions are not provided given the sensitive role of such committee.

Executive Committee - Although not mandatory under the provisions of the Israeli Companies Law, the Board has voluntarily appointed an advisory executive committee as of May 17, 2020 ("**Executive Committee**"). The task of the Executive Committee is to assist and accompany the CEO and the Company in operating its ongoing business. The members of the Executive Committee as of the date hereof are Mr. Yariv Alroy and Mr. Yehoshua Abramovich. The Executive Committee meets from time to time when deemed necessary. Frequency and average duration of sessions are not provided given the general strategic role of such committee.

Internal Auditor - Pursuant to the Israeli Companies Law, the Board of a public company shall appoint an internal auditor. Such appointment is made upon recommendation of the Audit Committee. Neither an interested party nor an officer of the company, any relatives of the foregoing or the external auditor or anyone on its behalf may serve in such position. The role of the Internal Auditor is to examine, among other things, whether SHL's activities comply with the law and orderly business procedure. Pursuant to the Israeli Internal Audit Law - 1992, together with the Israeli Companies Law, the Internal Auditor is authorized to demand and receive any kind of document and/or information that is in the Company's or its employees' possession, which he deems necessary for the performance of his role, and he is to have access to all databases or data processing programs of the Company. Pursuant to the Israeli Companies Law, the Chairman of the Board or the Chairman of the Audit Committee may order the Internal Auditor to conduct an internal audit on matters where an urgent need for examination arose. In addition, the Internal Auditor shall receive notices of the meetings of the Audit Committee and may participate in such meetings. The Internal Auditor has no decision making powers. Pursuant to the Israeli Companies Law and the Company's Articles of Association, the internal auditor has to submit a work program to the Company's Audit Committee for approval. Mr. Michael Gilinsky was appointed as SHL's Internal Auditor in March 2021. During the year under review, the Internal Auditor participated in one (1) meeting of the Audit Committee of the Company, in the framework of which the Internal Auditor presented internal audit reports.

3.4 Definition of Areas of Responsibility of Management; Information and Control Instruments Vis-À-Vis Senior Management

The senior management of SHL ("**Senior Management**") implements the general policies and strategic decisions of the Board. It manages the day-to-day business operations of SHL, including:

- Regularly assessing the achievement of targets set for the Company's business;
- Implementing the corporate policies, strategies and strategic plans given by the Board;
- Ensuring the efficient operation of the Company and achievement of optimized results;
- Ensuring that management capacity, financial and other resources are used efficiently.

The Board controls the actions of Senior Management through a variety of control mechanisms:

- The CEO and CFO inform the Board regularly about current developments, including by submitting written reports on relevant topics and participating in the relevant meetings of the Board and Board committees.
- Informal teleconferences are held as required between the Board and CEO and CFO as deemed necessary.
- Control over financial management is exercised by the FS Committee (and as of January 15, 2023 – by the Audit Committee) and the Board, which invite the CFO to each meeting at which financial results are discussed, as well as SHL's external auditors, as deemed necessary. The FS Committee (and as of January 15, 2023 – by the Audit Committee) and the Board discuss with the CFO and the auditors (to the extent applicable) not only the financial statements themselves but also their assessment of the internal controls and whether any material weaknesses have come to their attention.
- SHL has an Internal Auditor (for further information, please refer to "Committees of the Board and Internal Auditor" above). The Internal Auditor examines the processes and controls of the Company - not only with regard to financial operations, but also with regard to compliance of management with internal and external policies - and conveys

his findings to the Chairman of the Board, the CEO and the Chairman of the Audit Committee, (for further information please refer to Section 3.3 "Internal Auditor" above).

The Board of Directors is also responsible for the supervision the Company's internal control system and risk management. The Senior Management of SHL identifies, analyzes, measures, monitors and mitigates financial and non-financial risks on an ongoing basis within the frame of the Company's general strategy. This includes, in particular, credit risks, foreign currency risks, risks regarding the fair value of financial instruments as well as liquidity risks. For the nature and management of these risks see Note 18 ("Financial Instruments") in SHL's financial statements for the year ending December 31, 2022 (see pp. 99 of SHL's financial statements). Further relevant risks that are monitored concern the market, the industry, compliance with national and international regulations in particular with regard to the medical sector, customer requirements, IT especially in connection with telemedicine industry, supply-side risks and catastrophes. When imminent risks are identified, qualified individuals are determined to deliver effective risk management. Risk assessments are submitted by the relevant individuals when appropriate, but at least annually, to the Senior Management, the relevant organ and the Board of Directors.

4. Senior Management

4.1 Members of Senior Management; Other Activities and Vested Interests

4.1.1 Organizational Structure as of December 31, 2022



| Erez Nachtomy |
| CEO |

| Amir Hai |
| CFO |

4.1.2

The following members of management were in office as of December 31, 2022:



Erez Nachtomy
CEO
Mr. Nachtomy was appointed as CEO as of May 17, 2020. For Mr. Nachtomy's resume, please see Section 3.1 above.

Officers who have joined SHL during 2022:



Amir Hai
Chief Financial Officer
Amir Hai joined SHL in January 2022 as the Company's CFO, replacing Mr. Vadnagra, who served as interim CFO from July 2021 to January 2022. Prior to his current position, Mr. Hai served as Chief Financial Officer at Radcom. Mr. Hai served as Chief Financial Officer for several multinational companies including a Nasdaq traded optical manufacturing corporation and a software company traded on the Frankfurt Stock Exchange. He also served as external director and Chairman of the Audit Committee to Matrix I.T. Ltd. Mr. Hai holds a BA degree in accounting and management from the College of Management in Tel Aviv and is a CPA in Israel.

Officers who have resigned from SHL during 2022:
The following members of management have served as management for part of the year under review, and are no longer employed by SHL: Mr. Yossi Vadnagra served as interim CFO from July 2021 until January 2022, in addition to his current position of General Manager of SHL Israel.



Yossi Vadnagra
General Manager of SHL Israel
Mr. Yossi Vadnagra serves as General Manager of SHL's Israel operations since June 2021. Mr. Vadnagra joined SHL in February 2017 as Director of Business Development in Israel and previously served as SHL's CFO from June 2017 to May 2021, and as interim CFO from July 2021 to January 2022. Mr. Vadnagra possesses over twenty years of experience in international markets with Blue Chip companies as CFO in

the Healthcare, Retail, and Engineering sectors. Before joining SHL, Mr. Vadnagra worked for six years as Chief Financial Officer and Co-CEO for G&V Business Solutions Ltd. in Israel and India, and in this capacity, worked with SHL on business development projects in India. Prior to that, Mr. Vadnagra worked for five years as Chief Financial Officer and Strategic Planning for Elbit India Healthcare, a subsidiary of Elbit Imaging Ltd. (NASDAQ: EMITF). Mr. Vadnagra is a CPA (Israel) with an MBA in Finance, both degrees achieved with honors from the College of Management in Israel. Nationality: Israeli.

4.2 Management Contracts

SHL has not entered into management contracts with third parties. SHL's office holders who are in management are employees of the Company and their engagement terms and conditions are determined under their respective employment agreements, with the exclusion of Mr. Nachtomy, SHL's CEO, with whom the Company has entered into a service agreement.

5. Compensation, Shareholdings and Loans

5.1 Content and Method of Determining the Compensation and of the Shareholding Programs – Compensation Policy

Pursuant to the Israeli Companies Law, an Israeli public company is required to adopt a compensation policy with respect to the terms of engagement of its officer holders (as such term is defined under the Israeli Companies Law and including without limitations, directors and controlling shareholders engaged as officers of the Company, subject to limited exceptions set forth in the regulations promulgated under the Israeli Companies Law in connection therewith (which are not applicable to SHL). The adoption of the Compensation Policy requires approval by the shareholders of the Company, further to approval by the Board which has to take into consideration the recommendations issued by the Compensation Committee in this respect. The relevant shareholder approval is subject to a special majority requirement of either (a) the majority vote in favor of the resolution including the consent of at least a majority of the shareholders' voting power

represented at the meeting in person or by proxy and voting thereon who are neither controlling shareholders of the Company nor have a personal interest in approving the Compensation Policy (not including abstaining votes), or (b) the total number of votes of those shareholders described in (a) above and objecting to the adoption of the Compensation Policy not representing more than two (2) percent of the voting rights in the Company. Any shareholder participating in the vote on the adoption of the Compensation Policy has to inform the company prior to the relevant vote whether or not he/she/it has a personal interest therein. Votes of shareholders who did not notify the Company on whether or not they have a personal interest in accordance with the foregoing are not counted.

As a general rule, pursuant to the Israeli Companies Law, remuneration to office holders which is inconsistent with the compensation policy of the company requires, in addition to the approval of the compensation committee and of the board of directors, the approval of a special majority in the general meeting of the shareholders, as set forth hereinabove.

Notwithstanding the aforesaid shareholder approval requirement, the Compensation Policy may also be approved, despite objection by the Company's shareholders in the event that after renewed consideration of the Compensation Policy and based on detailed reasons, both the Compensation Committee and thereafter the Board resolve that the adoption of such Compensation Policy despite the shareholders' objection is in the Company's best interest.

The 2020 Compensation Policy was adopted by the Special General Meeting of the shareholders of the Company held in September 2020 following the expiration of the 2017 Compensation Policy and the recommendation and earlier approval of the Compensation Committee and of the Board. The 2020 Compensation Policy was amended by the Special General Meeting of the shareholders of the Company held on March 1, 2021 ("**2021 SGM**") and on August 11, 2022 ("**2022 SGM**"). The 2021 SGM approved an amendment to the provisions of the 2020 Compensation Policy with respect to directors remuneration,

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pursuant to which an Active Chairman of the Board shall receive a separate compensation in lieu of the remuneration to which the directors are entitled to, provided that such remuneration shall not exceed the sum of NIS 780,000 per annum (employer's cost) ("**Chairman's Fixed Compensation**"). The 2022 SGM approved several amendments to the 2020 Compensation Policy, including: (a) with respect to compensation of the chairman, in the event that there is more than one chairman, the compensation limitation of the Chairman's Fixed Compensation shall apply to each chairman separately, (b) the Chairman may receive a transaction bonus due to a significant or strategic transaction initiated by the Chairman, or significant or strategic transaction that the Chairman was involved in, in an amount equal to twice of the chairman's monthly fixed compensation. In no event shall the transaction bonuses exceed in any given calendar year the sum equal to 8 times the Chairman's monthly fixed compensation; (c) in addition, the Chairman may receive a special bonus due to a Full Exit Event in an amount up to 2.5% of the consideration paid in such an event. A "Full Exit Event" under the 2020 Compensation Policy means: a sale of all the Company's shares or a full merger of the company into another entity in consideration of shares and/or cash in the other entity (instead of the Company's shares), or a sale of all or substantially all the Company's assets; (d) the removal of a provision pursuant to which the Compensation Committee and the Board were entitled to update the base salary from time to time provided such update does not constitute a Material Change, and the addition of a provision pursuant to which a Non-Material Amendment to the compensation components of the VPs (Vice Presidents - other executive officers subject to the CEO), shall require only the approval of the CEO, provided that such amendments do not exceed from the restrictions and the provisions of the Compensation Policy of the Company. A "Non Material Amendment" means a change of up to 10% of the total cost of all of the officer's compensation components as approved by the Compensation Committee and the Board. Such amendments, if preformed, shall be reported

to the Compensation Committee. The criteria for "Non Material Amendment", as mentioned hereinabove, shall apply, mutatis mutandis, also in relation to a Non Material Amendment of the CEO's compensation components; and (e) an amendment to the definition of "Significant Achievement" to also include "significant acquisition"; (f) the removal of a provision pursuant to which the insurance premium per one year was not to exceed US$69,000. The 2020 Compensation Policy of the Company shall expire in September 2023.

Under law, the Board is required to examine from time to time whether any amendments to the Compensation Policy are necessary in light of changing circumstances or for any other reason, and similarly, the Compensation Committee shall issue recommendations to the Board in this respect from time to time. The Israeli Companies Law provides that the Compensation Policy shall be determined under consideration, amongst others, of the following points: (a) furtherance of the Company's objectives, its business plan and policies, with a long term view; (b) creation of adequate incentives for officer holders of the Company under consideration of the Company's risk management policy; (c) size of the Company and the nature of its operations; and (d) with respect to variable compensation components – the contribution of the office holder to the achievement of the Company's targets and increase in revenues, all with a long-term view and in accordance with the position of the relevant office holder.

Further, the Compensation Policy shall deal with the following matters: (a) education, qualifications, expertise, professional experience and achievements of the relevant office holder; (b) the position of the office holder, his/her responsibilities and previous engagements signed with him/her; (c) the relation between the engagement terms of the relevant office holder to the engagement terms of the other employees and/or subcontractors of the Company and particularly, the relation to the average salary and to the median (i.e. 50th percentile) salary of such employees and the impact of the difference between the foregoing on the working relationships in the

Company; (d) in the event officer engagement terms include variable components – the possibility of reducing such components in the discretion of the Board of Directors, as well as the possibility to determine ceilings for the value of variable components which are not paid in cash; and (e) in the event the officer engagement terms include retirement grants – the period of engagement of the office holder, the applicable engagement terms during such time period, the performance of the Company during such period, the contribution of the officer holder to the achievement of the Company's targets and increase of its revenues, as well as the circumstances of retirement. At last, the Compensation Policy must contain the following provisions: (a) with respect to variable compensation components: (i) such must be based on the achievement of long-term performance goals and objectively measurable criteria (although with respect to an immaterial part of such components, the Company may resolve that such shall be granted based on criteria not objectively measurable under consideration of the officer holder's contribution to the Company); and the proportion between fixed and variable compensation components must be set, as well as a ceiling for the value of variable components at the time of payment (provided that with respect to variable components which are not paid in cash, a ceiling needs to be fixed at the time of grant); (b) a provision pursuant to which an office holder will repay to the Company any sums paid to him/her as part of his/her compensation if such sum was paid based on data which later turned out to be faulted and which was restated under the Company's financial statements, all on such conditions as set forth under the Compensation Policy; (c) a minimum holding and vesting period for variable compensation components in the form of equity, under reference to adequate incentives with a long-term view; and (d) a ceiling with respect to retirement grants.

SHL's Compensation Policy stipulates that its main principles and objectives are as follows: to promote SHL's mission, long term goals and targets; (b) to create appropriate incentives for SHL's officers with the aim of aligning such officers' compensation with SHL's mission and goals, taking into account, inter alia, SHL's risk management policy; (c) to adapt a compensation package combination that matches the size of SHL and the nature of its activities; and (d) to comply with the provisions of the law by compensating those eligible pursuant to the Compensation Policy, based on their contribution and their efforts to the development of SHL's business and promotion of its goals, in the short and long term.

The Compensation Policy further provides that in general, the compensation terms of officers are to be examined annually while taking, inter alia, the following parameters into account: (i) the education, qualifications, expertise, seniority (in SHL in particular, and in the officer's profession in general), professional experience and achievements of the officer; (ii) the officer's position, and his previous agreements; (iii) the officer's contribution to SHL's business, profits and stability; (iv) the degree of responsibility imposed on the officer; (v) SHL's need to retain officers who have skills, know-how or unique expertise; (vi) SHL's global nature; (vii) the ratio between the officer's employment terms and conditions of and other Company employees and/or contract workers employed by SHL and in particular the ratio between such officer's compensation to the average wage and the median wage in the Company and the impact of the differences on labor relations in the Company.

Pursuant to the Compensation Policy, SHL is entitled to grant to some or all of its officers (who are not directors) a compensation package including any or all of the following: fixed base salary in the form of cash, commissions, variable annual cash bonus, retirement grant, and share-based compensation. The compensation for each officer can also include additional standard benefits such as social benefits, pension insurance, managers insurance, study fund, severance payment, car allowance, mobile phone allowance, and medical insurance. The Compensation Policy further provides that SHL's officers are entitled to benefit from insurance, exemption and indemnification arrangements to be approved from time to time pursuant to applicable law and the Articles of Association of the Company. It also stipulates that the Compensation Committee and the Board are to update the base salary of each of its officers from time to time based on the parameters specified above.

With respect to share based compensation, the Compensation Policy provides that the Company is entitled to grant its officers options, restricted stock units or any other share-based compensation pursuant to an equity plan as adopted or shall be adopted, from time to time and subject to any applicable law. The aggregate fair value of such share-based compensation, measured at the time of grant, for all of the officers of the Company as a group, in a three (3) year period, is not to exceed individually for each officer (other than the CEO) a fair value which is one and a half (1.5) the annual base salary (and for the CEO two and a half (2.5)). Any share based compensation, if granted, is to mature in installments or vesting periods (or depend on meeting milestones) which shall take into account the appropriate incentive, in light of the Company's objectives in the years following the approval of the grant, and in any event the vesting shall be at a minimum as follows: (i) first cliff following one (1) year from the date of grant; and (ii) full vesting not earlier than 36 months from the date of the grant. Pursuant to the Compensation Policy, the applicable exercise price of share based compensation was to be equal to the average closing price of the SHL's share during the thirty (30) trading day period preceding the date of grant; however, the Compensation Committee and the Board have discretion to determine a different price under special circumstances and in exceptional cases, as laid out in their decision.

Option grant is done pursuant to the Board's full discretion pursuant to the general rules set forth under the policy, as described herein. Options to VP's are usually based on CEO's recommendations (subject to approvals by the Compensation Committee and the Board), and to the CEO based on the approval of the Compensation Committee, of the Board and of the General Meeting of the Company's shareholders, and are sometimes the outcome of negotiations with the relevant employee.

With respect to the Company's directors (including also Independent (external) Directors and Independent (non-dependent) Directors), compensation is in accordance with the Rules Regarding the Compensation and Expenses of an External Director – 2000 (as promulgated under the Israeli Companies Law) (the "Director Compensation Regulations"). Subject to applicable law, compensation shall be allowed in amounts higher than what is stated in the Director Compensation Regulations, if any of such Independent (external) Directors or Independent (non-dependent) Directors is a professional director, an expert director or a director who makes a unique contribution to the Company. Both Independent (external) Directors of the Company, Mr. Abramovich and Ms. Kimhi, are expert directors and therefore are entitled to a higher compensation. Further, SHL is also entitled to pay to its directors share-based compensation (subject to applicable law and the restrictions applicable thereto in general under the Compensation Policy, as described above), but in any event the aggregate fair value of the share-based compensation, measured at the time of a new grant, for all of such directors, as a group, in any three (3) year period, did not exceed a fair value of USD 800,000 for one year. In December 2021, the Annual General Meeting approved, following the approval of the Compensation Committee and the Board:

(i) the grant of indemnification letters to the Company's current and future directors and officers, including the CEO and officers and directors who may be deemed controlling shareholders; (ii) the grant of options to purchase 18,000 ordinary shares of the Company at an exercise price of CHF 17.02 per share and with vesting over a three-year period, to each of Mr. Yehoshua Abramovich, Ms. Dvora Kimhi, Mr. Amir Lerman, Mr. Erez Alroy and Mr. David Salton, who serve as members of the Board; and an amendment to the Company's directors' compensation, so that each current and future Board member shall receive an annual fee of NIS 68,000 and a participation fee of NIS 3,600, which is paid for the participation of the director in each meeting of the Board or any committee thereof, including for participation via electronic means. The amounts are linked to the Consumer Price Index in Israel. With respect to written resolutions, the remuneration shall be 50% of the participation fee; all plus VAT, if applicable. Mr. Yariv Alroy will receive such compensation in addition to his remuneration as our Active Chairman. Although the abovementioned amendment with respect to the Active Chairman's compensation constitutes a deviation from the provisions of the Compensation Policy of the Company, such deviation is lawful as it was approved by all the relevant corporate organs including the approval of a special majority of the shareholders. The compensation of Mr. Nachtomy and the compensation of Mr. Barak are as detailed under Section 5.2 below.

In addition, under the 2020 Compensation Policy:

a. **Chairman Compensation:** A chairman of the Board who takes on increased duties on behalf the Company shall receive a compensation in recognition of such increased duties (i.e. a separate compensation in lieu of the remuneration of the chairman in his/her capacity as a Director (the "**Chairman's Compensation**"), as long as such person was an Active Chairman and provided that the Chairman's Compensation does not exceed the sum of NIS 780,000 per annum (employer's cost). In the event that there is more than one chairman, the compensation limitation of the Chairman's Compensation shall apply to each chairman separately.

b. In January 2021, the Board, following the approval of the Compensation Committee, approved the amendment of Mr. Yariv Alroy's terms of office to reflect his contribution and devotion to SHL in his capacity as an Active Chairman (as defined in Section 3.3 "Internal Organizational Structure" above). The main modifications to Mr. Alroy's terms of office include (i) commitment to 90% scope of position, (ii) total monthly salary of NIS 65,000 plus value added tax, instead of Board members'

remuneration (annual fee and participation fee) and the monthly payment of NIS 18,000 plus value added tax, and (iii) grant of 250,000 options to purchase Ordinary Shares at an exercise price of CHF 10.73 per share (reflecting the average price per share in the 30 trading days prior to Board approval). The options' vesting schedule shall be in accordance with the Company's 2021 Incentive Plan and in the event that Mr. Alroy ceases to serve in his position due to a change of control in the Company, all the options will automatically be fully vested, and shall be exercisable at any time until the lapse of six (6) months from the date of the cessation of his engagement, and shall thereafter terminate. The amendment above has been approved by the Special General Meeting of the Shareholders of the Company on March 1, 2021.

c. **Base salary:** The fixed base salary of each executive officer shall be determined based on a variety of considerations taking into considerations: (i) competitiveness - the base salary of executive officers will be evaluated by conducting external benchmarking using a defined peer group, selected based on such factors, among others, as Company's size, global footprint, nature of activities and competitors of similar talent; and (ii) internal fairness (Please find the description of the benchmarks below).

d. **Annual bonus:** Executive officers may be entitled to a variable cash bonus in accordance with an annual bonus plan, aimed to create an alignment between the compensation of the executive officers and the Company's annual and long term goals while focusing, inter alia, on individual goals that will be defined for each of the executive officers. The Board (after the approval of the Compensation Committee) shall have the full discretion to determine the amount of the bonus payout, if any, of any and all executive officer(s) in any given year, up to the maximum amounts set forth below, and may also reduce such bonuses. The actual grant of bonuses shall be approved pursuant to applicable law.

Annual bonus payout to executive officers may be calculated by using financial metrics and/or measurable key performance indicators ("**KPI**"), as pre-determined by the Compensation Committee and the Board, and/or qualitative evaluation the criteria for which are determined at the discretion of the Compensation Committee and the Board, based on budget targets, cash flow targets, profit targets, capital raise and individual goals. The measurement of profit targets shall be based on the audited annual financial statements of the Company, and the weighting of non- measurable criteria is based on the discretion of the Compensation Committee and the Board, as follows: (i) CEO – measurable KPI – group/company KPI - 80%-100%; qualitative evaluation - up to 20%. (ii) VPs (Vice Presidents - other executive officers subject to the CEO) - group/ company KPI - up to 100%; individual KPI - up to 60%; qualitative evaluation – up to 20%.

e. Maximum amount of the annual cash bonus shall be as follow: (i) CEO - up to twelve (12) times of his or her base salary; VPs – up to six (6) times of such VP's base salary.

f. **Entitlement to annual bonus:** (i) The Compensation Policy lists some, but not all of the eligible KPIs for the annual bonus plan both on a group or company level, such as budget, cash flow or profit targets, or on an individual level, such as number of subscribers, meeting objectives of product development, gaining new businesses, sales targets, including geographical areas and/ or from new products, and more, with goals for VPs; and for the CEO KPI such as revenue, revenue from existing geographies (Israel and Germany), revenue from new geographies, new products or new business line, EBITDA, operating free cash flow, net profit, subscribers in Israel, telehealth users, telehealth visits, major strategic impact (new major contract, new meaningful product/ technology launching or purchasing, major international distribution agreement or partnership, M&A) and chronic care tenders; (ii) The measurement of profit targets shall be based on the audited annual

financial statements of the Company. For the purpose of calculating a profit target, revenue and expenses not involving cash flow and/or re-evaluation of assets will not be taken into account; (iii) The annual cash bonus parameters will be determined by the Compensation Committee and the Board, taking into account the Company's risk management policy; (iv) Entitlement of an executive officer to receive any annual bonus shall be conditioned upon the achievement of a minimal threshold of 80% of the target performance of each of his or her KPIs or any other threshold determined in the annual bonus plan (the "**Threshold**"). Performance below the Threshold of a KPI shall not entitle such executive officer to any bonus payment with respect to such KPI; however, achievement of such Threshold of other KPIs of an executive officer may entitle same to a bonus payment with respect thereto. Performance above the Threshold may entitle the executive officer to a linear pro rata portion of the bonus set for such KPI or any other portion determined in the annual bonus plan (up to the ceiling of the bonus allocated thereto, provided that the aggregate annual bonus paid to an executive officer shall not exceed the ceiling set forth hereinabove. Notwithstanding the above, the Compensation Committee and the Board may decide, at their sole discretion, to pay an executive officer annual bonus, even if KPIs were not determined in advance or in the event the executive officer did not achieve the KPIs determined, provided however, that the annual bonus shall not exceed three (3) times the Base Salary of that executive officer.

g. **Special bonus:** in addition to the annual cash bonus, under special circumstances, the Compensation Committee and the Board may determine that an executive officer is also entitled to other cash bonuses in recognition of a "Significant Achievement" such as: merger, significant acquisition, consolidation or acquisition of the Company with, by or into another corporation or entity; private placements to a strategic investor; public offering in a sum and a valuation predetermined by the Board: "Significant

Achievement" – for the purpose of this Section means an increase of at least 20% of the Company's equity or Company's market value or Company's annual revenue. The total amount of special cash bonuses awarded to an executive officer for any given calendar year may be up to six (6) times of the base salary of the CEO and three (3) times of the base salary of any other executive officer. In the year under review, the Company did not grant any special bonus.

h. **Share-based compensation:** (i) The fair value of the share based compensation shall not exceed the following for one year (i.e. the fair value of the share base compensation at the time of the grant divided, linearly, to the number of the years until all the share based compensation is vested): for an executive officer other than the CEO – one and half (1.5) times such executive officer's yearly base salary, for the CEO – shall not exceed two and a half (2.5) times the CEO's yearly base salary, and for all Directors as a group – an amount of USD 800,000; (ii) acceleration in a change of control event: in the event of a Corporate Transaction (as such term is defined under the Company's 2021 Executive and Key Employee Share Incentive Plan, see Section 2.2, or any share incentive plan as in effect, from time to time), or in the event of termination by the Company of an executive officer (except for "cause") in a Change of Control event (as defined under law), subject to the recommendation and approval of the Compensation Committee (and subject to shareholder approval, if required under the Companies Law), the Board may authorize and approve the acceleration of all or any part of any unvested options outstanding immediately prior to the consummation of the Transaction. The share-based compensation is additional to the base-salary and does not constitute a part thereof.

i. **Advance notice period:** The advance notice period shall be determined individually with respect to each executive officer, and shall not exceed a period of six (6) months advance notice for the CEO and three (3) months periods for other executive officers.

j. **Retirement grant:** An executive officer may become entitled to a retirement grant in the event of termination by the Company (except for "cause"), such grant to be examined in light of the period of service or employment of the executive officer in the Company, the terms of service, the Company's performance during said period, the contribution of the executive officer to achieving the Company's goals and its profitability, and the circumstances of retirement. The amount or value of such retirement grant shall not exceed an additional six (6) months for the CEO (provided he is not a controlling shareholder) and three (3) months for the executive officers, of base salary, all in addition to the advance notice.

In the year under review the Company has not awarded any retirement grants.

k. **Retirement grant in a Change of Control event:** Upon termination of service or employment by the Company (except for "cause") of the CEO, or by the CEO (provided he is not a controlling shareholder) resulting from a Change of Control event, and during a six (6) months period following the closing date of such event, such terminated CEO may be entitled to an additional retirement grant of up to three (3) times of such CEO monthly base salary. Company may elect to pay such additional grant, to the extent approved, by acceleration of any future grants to the extent same exist under the employment agreement of any so eligible CEO. "Change of Control" – as such term is defined under the Israeli Companies Law. During the process of approval of the Compensation Policy the Compensation Committee and the Board have been presented and have taken into account a benchmark paper prepared by an impartial external consultant, with whom the Company is not otherwise engaged.

The companies included in the benchmark were twelve (12) public companies traded on the Tel Aviv Stock Exchange in the fields of commerce and services or technology, with revenues of up to three (3) times that of the Company.

Among the Companies used as a benchmark for the policy were:

Somoto - Traded on TASE - Technology (Software and Internet), Equity (31.12.15) NIS 101,409,000, Revenues – NIS 115,620,000, Net Profit – NIS 13,719,000;

Telsys - Traded on TASE - Real estate - commerce and services, Equity (31.12.15) NIS 99,190,000, Revenues NIS 190,039,000, Net Profit – NIS 12,028,000;

Allot Communications - Traded on NASDAQ - Technology (Software and Internet), Equity (31.12.15) NIS 605,723,000, Revenues – NIS 358,919,000, Loss - NIS -93,444,000; and more.

The benchmark was based on the information published in the annual reports for the year 2015 of said companies. For comparison purposes, SHL figures for 31.12.15 in NIS were: Equity - NIS 133,460,000, Revenues – NIS 144,120,000, Loss NIS -61,161,000.

In determining the terms and conditions of employment of the CEO, a benchmark using twenty nine (29) public companies was used, the ones used in the previous benchmark as well as other public companies, including life science companies and such traded on TASE and/or NASDAQ, and based on such companies' annual reports for 2016. This benchmark compared the breakdown between base salary, options and annual and special bonuses for CEOs.

Among the companies the major ones were used as a benchmark for the CEO compensation were:

Somoto - Traded on TASE - Technology (Software and Internet) - Market Cap (29.12.16): NIS 169,078,000 - Equity (31.12.16): NIS 125,355,000 - Profit (31.12.16): NIS 29,772,000;

Maytronics - Traded on TASE - Technology (Electronics and optics) - Market Cap (29.12.16): NIS 1,517,375,000 - Equity (31.12.16): NIS 285,577,000 - Profit (31.12.16): NIS 70,731,000;

Orbit - Traded on TASE - Technology (security) - Market Cap (29.12.16): NIS 74,718,000 - Equity (31.12.16): NIS 54,234,000 - Loss (31.12.16): NIS -18,890,000;

Itamar Medical - Traded on TASE - Biomed (medical equipment) - Market Cap (29.12.16): NIS 390,959,000 - Equity (31.12.16): NIS 20,152,000 - Loss (31.12.16): NIS -55,380,000;

Evogene - Traded on TASE and NASDAQ - Biomed (Biotechnology) - Market Cap (29.12.16): NIS 499,424,000 - Equity (31.12.16): NIS 335,626,000 - Loss (31.12.16): NIS -75,331,000;

Mazor Robotics - Traded on TASE and NASDAQ Biomed (medical equipment) - Market Cap (29.12.16): NIS 2,054,786,000 - Equity (31.12.16): NIS 249,498,000 - Loss (31.12.16): NIS -71,778,000;

Compugen - Traded on TASE and NASDAQ Biomed (Biotechnology) - Market Cap (29.12.16): NIS 1,003,406,000 - Equity (31.12.16): NIS 244,231,000 - Loss (31.12.16): NIS -121,141,000;

Pluristem - Traded on TASE and NASDAQ - Biomed (Biotechnology) - Market Cap (29.12.16): NIS 446,960,000 - Equity (31.12.16): NIS 96,563,000 - Loss (31.12.16): NIS -139,112,000;

Brainsway - Traded on TASE - Biomed (medical equipment) - Market Cap (29.12.16): NIS 238,837,000 - Equity (31.12.16): NIS 39,554,000 - Loss (31.12.16): NIS -9,216,000;

Telsys - Traded on TASE - Real estate - commerce and services - Market Cap (29.12.16): NIS 174,686,000 - Equity (31.12.16): NIS 99,190,000 - Profit (31.12.16): NIS 12,305,000;

Nisko Electricity - Traded on TASE - Real estate - commerce - Market Cap (29.12.16): NIS 84,705,000 - Equity (31.12.16): NIS 101,379,000 - Profit (31.12.16): NIS, 1,087,000;

Allot Communications - Traded on NASDAQ - Technology (Software and Internet) - Market Cap (29.12.16): NIS 627,486,000 - Equity (31.12.16): NIS 604,334,000 - Loss (31.12.16): NIS -30,737,000; and more.

For comparison purposes, SHL figures for 31.12.16 in NIS were: Market cap NIS 271,063,000, Equity NIS 91,687,000, Loss NIS 42,613,000

5.2 Approval Requirements

Board of Directors

Except for limited circumstances provided for under regulations promulgated under the Israeli Companies Law, pursuant to the Israeli Companies Law, the compensation to be paid to the directors as such, as well as the terms of employment (including the terms and conditions of the directors and officers insurance and indemnification) of any of the directors in any other position, require the approval of the Compensation Committee, the Board and the shareholders (by a simple majority) and the relevant approvals by the Compensation Committee and the Board need to be made in accordance with the Compensation Policy in effect (subject to a limited exception).

Further, pursuant to the Israeli Companies Law, approval by the shareholders of the terms of engagement of a controlling shareholder as an office holder (including as a director) or employee (and subject to the limited circumstances provided for under regulations promulgated under the Israeli Companies Law in which such shareholder approval is not required), requires either (i) that the majority vote in favor of the resolution shall include the consent of at least a majority of the shareholders voting power represented at the meeting in person or by proxy and voting thereon who have no personal interest in approving the resolution (not including abstaining votes), or (ii) that the total shares of the shareholders who have no personal interest in approving the resolution voted against the resolution do not represent more than two (2) percent of the voting rights in the company (the Israeli Minister of Justice is authorized to determine a different percentage; no such rules were promulgated to date).

Pursuant to the provisions of the Israeli Companies Law, as a general rule, any person that has a personal interest in a transaction (including approval of the terms of office of a director) may not participate or vote at the relevant Board, Audit Committee, or (with respect to the approval of engagement terms) Compensation Committee meeting where the transaction is discussed; provided that office holders who have a personal interest in a transaction may be present for the purpose of presenting such transaction, if the Chairman of the Audit Committee, the Chairman of the Board or the Chairman of the Compensation Committee, as the case may be, determined that such presence is required. In addition, if the majority of the members of the Board of Directors, the Audit Committee or the Compensation Committee, as applicable, have a personal interest in the terms of office of such a director, then the relevant director may be present during the deliberations and may vote on his terms of office, and in such event, shareholder approval is also required.

It is hereby noted that pursuant to the relevant regulations promulgated under the Israeli Companies Law, if the compensation of directors (including directors who are controlling shareholders) does not exceed the annual compensation and the participation compensation per meeting set forth in the Director Compensation Regulations, then under certain circumstances and given the approval of the company's compensation committee and the board of directors of that company, the approval of the shareholders is not required.

The compensation payable to Independent (external) Directors, is approved at the time of his/her election (Independent (external) Directors are elected for a term of three (3) years). Pursuant to the Director Compensation Regulations, all Independent (external) Directors shall be entitled to the same compensation. The current compensation payable to all current Board members, including Independent (external) Directors, as further described below, was last approved by the Compensation Committee and the Board on October 31, 2021 and by the Annual General Meeting held on December 9, 2021.

As of December 31, 2022 and the day hereof, all Board members of the Company (excluding Mr. Nachtomy who serves as CEO and is not entitled to the participation fee, and Mr. Ehud Barak who serves as an Active Co-Chairman) receive the same compensation per meeting, in the amount of NIS 3,600 (whether such meeting is held physically or by electronic means) as well as annual compensation in the amount of NIS 68,000. The Active Co-Chairman

43

of the Board, Mr. Yariv Alroy, is entitled to said participation fee and annual fee, in addition to his current compensation from the Company. The Active co-Chairman, Mr. Ehud Barak, is entitled to a monthly management fee in the amount of USD 13,800 plus VAT, and in the event that per the Company's request, Mr. Barak will be actively involved in a strategic agreement of the Company outside of Israel, he will be entitled, subject to the closing of said transaction, to a special bonus in an amount equal to twice the monthly management fee (i.e. – USD 27,600 plus VAT), provided that in no event shall Mr. Barak's special bonuses exceed in any given calendar year the sum equal to 8 times the monthly management fee in a calendar year. The CEO, Mr. Erez Nachtomy is entitled to the annual fee but not to the participation fee, as noted above (the amounts above are linked to the Israel Consumer Price Index).

No option grants were approved with respect to said directors during the year under review, except as set forth in the table under "Compensation for Acting Members of Governing Bodies" in Section 5.3 below.

It is noted, that in the first 2017 Special General Meeting it was approved to issue to each "Other" director as such term defined under Israeli Law (i.e. inter alia, not including a controlling shareholder) the grant of 18,000 options to purchase 18,000 Ordinary Shares of SHL under SHL's Share Incentive Plan. The following current members of the Board were granted 18,000 options (each) by the Company, in accordance with the SHL's 2021 Share Incentive Plan: Prof. Lerman, Mr. Abramovich, Ms. Kimhi, Mr. Salton, Mr. E. Alroy and Mr. Nachtomy (see Table below in this Section 5). The issuance of all the aforesaid options was approved by the Board, the Compensation Committee and the shareholders of the Company.

There is currently one executive director (as defined above in Section 3 "Board of Directors" – "Executive and Non-Executive Members of the Board") on the Board of Directors, Mr. Nachtomy who serves also as the Company's CEO. The applicable compensation paid to the directors and the Chairman in the year under review pursuant to the foregoing is reflected in the table on "Compensation for Acting Members of Governing Bodies".

The Independent (external) Directors of SHL are entitled to compensation as provided under the Director Compensation Regulations and in accordance with the Company's Compensation Policy (please refer to Section 5.1 above), which compensation is comprised of reimbursement of reasonable expenses and a fixed annual fee plus a participation fee per each Board or Committee meeting attended, all as set forth in the Director Compensation Regulations. Independent (external) Directors are not entitled to any performance-based compensation. The Director Compensation Regulations specify the annual fee and the participation fee to be paid to external directors, depending on the company's shareholders' equity. The Director Compensation Regulations also allow for an alternative payment method, according to which the remuneration paid to external directors will be the same as the remuneration received by the other directors of the company who are not employed by the company and are not controlling shareholders thereof (proportionate remuneration).

It should be noted that Messrs. Yariv Alroy and Ehud Barak, as Active Chairmen of the Board, receive different remunerations in their capacity as such (for further information, please refer to Section 5.1 above).

Directors are reimbursed for travel and other reasonable expenses related to their capacity as directors of SHL and all directors (including directors that are not compensated for their services) are entitled to an exemption letter as was approved by the 2022 SGM, as well as indemnification and D&O insurance coverage, all as approved by the Compensation Committee, the Board and the shareholders (for further information on director compensation, see also "Compensation for Acting Members of Governing Bodies" Section). The Board of Directors is in charge of the implementation of the Compensation Policy, which shall be in force for a period of 3 years from the date the Compensation Policy is duly approved. The Company has the right to change the Compensation Policy, at any time, in accordance with the provisions of applicable law. Pursuant to the Compensation Policy, the Compensation Committee (i) shall examine the application of the Compensation Policy, from time to time, and at the latest each year, and recommend any changes, to the extent necessary, to the Board, and (ii) shall evaluate annually the performance of each of the Company's executive officers and shall review at least annually the executive officers' personal compensation programs in light of the Company's goals and objectives with respect to such programs, and recommend any changes to the Board.

Senior Management (Other than the CEO)

Pursuant to the Israeli Companies Law, the engagement terms of office holders of the Company that are not directors, controlling shareholders or their relatives, or the CEO of the Company (including indemnification undertakings and officer insurance coverage) require approval by the Board following approval by the Compensation Committee, and the approval by the Board and the Compensation Committee shall be in accordance with the Compensation Policy (subject to a limited exception). Pursuant to the Israeli Companies Law, the salaries and emoluments of the executives of SHL were, in the year under review, governed by the Compensation Policy, taking into account with respect to each executive, the parameters according to the 2020 Compensation Policy and the framework set forth thereunder (for a further description thereof, please refer to Section 5.1 of this report). Generally, members of the management whose compensation is being discussed may participate in the Compensation Committee's meetings to the extent necessary, but may not be present when a resolution regarding their compensation is being adopted.

The amounts of bonuses to SHL's office holders which are indicated in this report are based on the Company's targets and KPIs for 2022 which were determined in advance by the Compensation Committee on May 17, 2022 and approved by the Board on May 23, 2022, as follows: (a) with respect to the CFO – (i) measurable quantitative targets include revenue target – 30%, EBITDA target – 30% and cashflow target – 10%; (ii) individual qualitative targets – 20%; and (iii) a specific KPI relating to a corporate target – 10%; (b) with respect to SHL Germany's General Manager – (i) measurable

quantitative targets include revenue target – 30%, EBITDA target – 30% and cashflow target – 10%; (ii) targets related to business development - 20% and (iii) qualitative evaluation – 10%; (c) with respect to SHL Israel's General Manager – (i) measurable quantitative targets include revenue target – 30%, EBITDA target – 30% and cashflow target – 10%; (ii) targets related to business development - 20% and (iii) qualitative evaluation – 10%. All financial target KPIs were measured according to the 2022 budget.

In general, compensation terms are reviewed when the CEO or the Board deem it necessary to review such terms, e.g. when market conditions change etc.

In the year under review, the annual compensation of Senior Management, other than of the CEO was comprised of a fixed base salary component and options. In the year under review the Company has made provisions for annual bonuses (based on the estimation thereof) in the amount of USD 68,460. In addition to the foregoing, all members of Senior Management were entitled to additional benefits in the form of a company car and a mobile phone. All members of Senior Management that were employed by the Company are also entitled to customary contributions to pension funds, as well as to "Study Funds" and some also have Disability Insurance. Such contributions amount on the Company's side to 6.5% for the pension component, 8.33% to the severance pay component, 7.5% to the Study Fund, and 0.9% to the Disability Insurance (if applicable).

As a general rule, fixed base salary and performance based cash bonus are subject to the applicable effective Company's Compensation Policy and the conditions stipulated in such policy and are subject to the aforesaid corporate approval requirements for persons considered office holders, including office holders who may be deemed controlling shareholders, under the Israeli Companies Law. Share option incentive awards are subject to Compensation Committee approval in accordance with the Company's Compensation Policy and further Board approval and such additional corporate approvals as set forth above with respect to office holders.

Parameters taken into account related to the composition of the compensation packages of Senior Management members were set forth in SHL's Compensation Policy (for a list of such parameters, please refer to Section 5.1 above). For limitations applicable to annual cash bonuses for the year under review, please refer to the description of the Company's Compensation Policy under Section 5.1 above. Overall, the compensation of Senior Management in the year under review was comprised, on an average to approximately 39% of a cash base salary and 61% of performance based cash bonuses and share options granted.

CEO

The actual annual bonus payment to the CEO for the year 2022 indicated below is based on the specific targets and KPIs which were determined in advance by the Compensation Committee and the Board. For further information, please see Section 5.2 above. The targets and KPIs of the CEO for 2022 were as follows: (i) measurable quantitative targets include revenue target – 30%, EBITDA target – 30% and cashflow target – 10%; (ii) individual qualitative targets – 20%; and (iii) a specific KPI relating to a corporate target – 10%. For further information, please see Section 5.2 above.

Overall, the compensation of the CEO in the year under review was comprised of 80% of a base salary 20% of performance based cash bonuses and share options granted.

For further information on director and senior management compensation, see also Section 5.3 "Compensation for Acting Members of Governing Bodies").

Share Incentive Program

The grant of equity compensation to employees, directors and consultants of SHL and its subsidiaries is in the sole discretion of the Board which may determine from time to time and subject to the provisions of the 2021 Share Incentive Plan, additional grantees of equity compensation under the plan and any matter related to the administration of the 2021 Share Incentive Plan.

Equity compensation grant is done pursuant to the Board's full discretion pursuant to the

general rules set forth under the policy, as described herein. Options to VP's are usually based on CEO's recommendations and approvals by the Compensation Committee and the Board, and to the CEO based on the Compensation Committee's recommendation and the Board's approval, and are sometimes the outcome of negotiations with the relevant employee.

Notwithstanding the aforesaid, pursuant to the provisions of the Israeli Companies Law, should such equity compensation be granted to the directors or a controlling shareholder as part of their compensation, such grant shall require the approval of the Compensation Committee, the Board and the shareholders, and with respect to office holders who are not directors, the CEO or controlling shareholders of the Company or their relatives, such grant shall require approval by the Compensation Committee, followed by approval by the Board, all of the foregoing approvals of the Compensation Committee and the Board to be made in accordance with the Compensation Policy. Pursuant to the Israeli Companies Law, the qualified majority described above (please refer to Section 5.2 – with respect to the approval by the shareholders of the engagement of a controlling shareholder as an office holder or employee) is also required for the approval by the shareholders of the grant of equity compensation to a controlling shareholder as part of its compensation. Further, SHL's Compensation Policy prescribes certain ceilings with respect to the value of any share-based compensation granted to (a) any individual officer; and (b) the non-executive directors as a group, in each case with respect to any three (3) year period (for more details regarding such ceilings, please refer to Section 5.1 above). The Compensation Policy also requires that the Compensation Committee and the Board, when discussing the grant, shall consider whether such grant is a suitable incentive for increasing SHL's value in the long term, the economic value of the grant, the exercise price and the other terms (for further details of the Compensation Policy with respect to shareholdings programs see Section 5.1).

For vesting conditions applicable to options, please refer to Section 2.2 above.

5.3 Compensation for Members of the Board of Directors and Senior Management

Compensation for Acting Members of Governing Bodies

It may be noted that SHL is not subject to the Swiss Compensation Ordinance.

The total of all compensation (including all employer contribution into pension funds, managers insurance, other social benefit payments and national insurance payments) which was paid to the members of the Board of Directors and the Senior Management for their service or employment, as the case may be, during the year under review, was as follows:

All figures are disclosed in their US dollar equivalent, based on a NIS/USD exchange rate of 3.23.

Board of directors

Name	Function	Base Compensation and fringe benefits	Cash Bonus	Share options granted or exercised*	Total
Yariv Alroy	Active Chairman/non-executive member	269,766	-	-	269,766
Ehud Barak	Active Chairman/non-executive member	69,939	-	-	69,939
Erez Alroy	Non-executive member	43,037	-	-	43,037
Erez Nachtomy**	Executive member	20,695	-	-	20,695
Prof. Amir Lerman	Non-executive member	48,417	-	-	48,417
Yehoshua Abramovich	Non-executive member/Independent director	56,084	-	56,084	
Dvora Kimhi	Non-executive member/Independent director	48,477	-	-	48,477
David Salton	Non-executive member/Independent director	40,871	-	-	40,871
Total for all Board members:		597,286	-	-	**597,286

* Represents the fair value of the share options granted or exercised in the year under review.

** Please see the table below related to the Senior Management SHL on the compensation Erez Nachtomy received in his function as CEO.

Senior Management SHL

Name	Function	Base Compensation and fringe benefits	Cash Bonus**	Share options granted or exercised*	Total
Erez Nachtomy***	CEO	325,908	80,366	-	406,274
Other members of the Senior Management		237,475	68,460	356,352	698,287
Total for all Members of Senior Management:		599,383	148,826	356,352	1,104,562

* Represents the fair value of the share options granted or exercised.

** Estimated amounts (for more information please refer to "Senior Management (Other than the CEO)" and "CEO" in this Section above). The actual payment of the cash bonus is subject to all applicable corporate approvals.

*** Please see the table above related to the Board of directors on the compensation Erez Nachtomy received in his function as board member

The highest total compensation payable to a member of the governing bodies in 2022 was to Amir Hai (see above). The Senior Management of SHL consisted of the CEO and one additional members during the year under review.

Pursuant to the Israeli Companies Law, the Compensation Committee, the Board and the shareholders of SHL re-approved and confirmed the existing directors' and officers' insurance provided, and indemnification undertaking issued by, the Company in favor of all of its officers and directors (including controlling shareholders) and authorized the management of the Company to negotiate and execute, and to periodically renew and keep in force, for and on behalf of the Company, a liability insurance policy for all of the Company's directors and officers, as shall be in office from time to time, for a coverage of up to USD 15 million. Accordingly, the undertaking by SHL to indemnify all directors and officers, in office from time to time, to the extent and limitations set forth in the indemnification letters issued to such persons, in an aggregate sum of up to USD 15 million was re-confirmed. The entitlement to insurance, exemption and indemnification arrangements, as may be approved by the Company from time to time, is also set forth in the Compensation Policy.

The table and numbers above include compensation to former board members and former members of governing bodies in the year under review.

Share Allotment in the Year under Review

No Ordinary Shares of SHL were allotted to the executive or to the non-executive members of the Board, or to the management or parties closely linked to any such person during the year under review. For information on option allotments to directors and management members, please refer to the Section immediately following.

Share Ownership as of December 31, 2022

The number of Ordinary Shares held, pursuant to the Share Register, as of December 31, 2022, by the members of the Board and the Senior Management and parties closely linked to such persons amounted in the aggregate to 2,528,005 Ordinary Shares. For information on options allotted to the members of the Board and Senior Management, please refer to the table below. No RSUs were allotted in the year under review.

Share Options

Information with regard to Options granted in the year under review and held pursuant to the 2021 Incentive Plan as of December 31, 2022 by the members of the Board of Directors and Senior Management, as well as parties closely linked to such persons, is as set forth below.

Name	Function	Share Options outstanding at December 31, 2022	Weighted Average exercise price in CHF	Granted during the year	Exercise price of options granted	Vested	Exercised
Yariv Alroy	Active Co-Chairman	250,000	CHF 10.73	-	-	132,810	-
Ehud Barak	Active Co-Chairman	-	-	-	-	-	-
Erez Alroy	Non-executive member	18,000	CHF 17.02	-	-	6,000	-
Erez Nachtomy	Executive member, CEO	188,000	CHF 5.77	-	-	133,619	-
Prof. Amir Lerman	Non-executive member	18,000	CHF 17.02	-	-	6,000	18,000
Yehoshua Abramovich	Non-executive member/Independent director	36,000	CHF 12.03	-	-	24,000	-
Dvora Kimhi	Non-executive member/Independent director	36,000	CHF 12.36	-	-	24,000	-
David Salton	Non-executive member	36,000	CHF 14.55	-	-	15,000	-
Amir Hai	CFO	80,000	CHF 19.33	80,000	CHF 19.33	-	-

For additional information with respect to share option plans adopted by SHL and the grant of options to purchase Ordinary Shares, see Section 2.2 above.

Additional Honorariums and Remuneration

None of the members of the Board and Senior Management or parties closely linked to such persons have billed honorariums or other remuneration in the financial year 2022 to SHL or to any of its subsidiaries for additional services performed during the year under review.

Loans Granted to Governing Bodies

No guarantees, outstanding loans, advances or credits were granted during the year under review by SHL and its subsidiaries to executive members or non-executive members of the Board of Directors, Senior Management or parties closely linked to such persons.

6. Shareholder Participation

6.1 Voting Rights Restrictions, Representation Restrictions and Participation

There are currently no voting-rights and representation restrictions in place, except as set forth below. For voting rights of Ordinary Shares in general, please refer to Section 2.4 above. For the TOB Decision pursuant to which Mrs. Mengke Cai, Mr. Xiang Xu, Himalaya (Cayman Islands) TMT Fund, Himalaya Asset Management Ltd., and Kun Shen are obliged to make a public tender offer for all listed shares in SHL and the suspension of their voting rights until the publication of

the tender offer, see Section 2.4.1, and Section "Swiss Takeover Board Proceeding" under "Changes in the Financial Year 2022" above.

The voting rights of the Ordinary Shares in general may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights if authorized in the future, such an authorization requires a majority of sixty- six (66) percent of the voting power present at the General Meeting pursuant to the Company's Articles of Association. The quorum required for any meeting of shareholders is at least two (2) shareholders present in person or by proxy who together hold or represent at least thirty-three and one third (33.1/3) percent of the voting rights. A meeting adjourned for lack of a quorum is adjourned to the same day in the following week at the same time and place or to any time and place as specified in the notice of such meeting or as the chairman may designate with the consent of a majority of the voting power present and voting on the question of adjournment. At the reconvened meeting, the required quorum consists of any two (2) shareholders present in person or by proxy, regardless of the number of Ordinary Shares represented.

Under SHL's Articles of Association all resolutions submitted to the shareholders, unless provided for otherwise in the Articles of Association or under any applicable law, shall be deemed adopted if approved by the holders of a simple majority of the voting power represented at the meeting in person or by proxy and voting thereon. For resolutions that require special majority, see Section "Statutory Quorums" below.

For the requirement of shareholders holding 5% or more of the Company's shares or voting rights to provide the Company with an address in Israel to receive documents see Section 2.4.2 above.

6.2 Statutory Quorums

Pursuant to the Company's Articles of Association, the following resolutions require a special majority of sixty-six (66) percent of the voting power represented at the shareholders meeting: (a) increase of authorized share capital; and (b) creation of shares with special rights or modifications of share rights. Furthermore, under Israeli law and under SHL's Articles of Association, a voluntary winding-up would require a majority of seventy-five (75) percent of the voting power represented at the shareholders meeting. For special majority requirements with respect to the adoption of the Company's Compensation Policy, please refer to Section 5.1 above, with respect to controlling shareholder transactions, please refer to Section 5.2 above, and with respect to the election of Independent (external) Directors to the Board of Directors, please refer to Section 3.1 above.

6.3 Convocation of the General Meeting of Shareholders

Under SHL's Articles of Association, an Annual General Meeting shall be held once in every calendar year at such time (within a period of not more than fifteen (15) months after the last preceding Annual General Meeting) and at such place either within or without the State of Israel as may be determined by the Board. All General Meetings other than Annual General Meetings are called "Special General Meetings".

Pursuant to the Articles of Association of the Company and the Israeli Companies Law, the Board may, whenever it thinks fit, convene a Special General Meeting at such time and place, within or without the State of Israel, as may be determined by the Board. Special General Meetings may also be convened upon requisition of either of the following (a) two (2) directors, or one fourth of the directors in service; or (b)

one or more shareholders, holding not less than 5% of the issued and outstanding share capital of the Company and not less than 1% of the voting rights in the Company; or one or more shareholders holding not less than 5% of the voting rights of the Company. If a meeting shall be requisitioned as aforesaid, then the meeting shall be held not later than thirty-five (35) days from the time notice of such meeting is given to shareholders (unless otherwise required for a meeting at which matters may be voted on by ballot – see below).

Not less than twenty-one (21) days prior notice shall be given to any General Meeting and shall be published in one newspaper in Israel and in one newspaper in Switzerland or in accordance with the rules and regulations of the stock exchange on which SHL's shares are listed. As permitted under applicable law, as of January 2016, the Company no longer publishes the notices in the newspaper, nor does it mail hard copies to shareholders, and the material can be downloaded from its website, following ad hoc publications of the agenda of such meetings. Shareholders may vote on certain matters (such as the election or removal of directors or transactions between a company and any of its officers or controlling shareholders or in which such persons may have a personal interest) by submitting a written ballot with respect thereto (the "**Ballot**") (but may vote thereon in person or by proxy). In the event such matters are included in the agenda of a General Meeting then not less than thirty five (35) days' prior notice shall be given, unless to the Company's best knowledge, at the time of the resolution regarding convening of the meeting, a controlling shareholder of the company will hold, as of the record date, such number of votes which will enable the controlling shareholder to pass the required resolution, even if all other shareholders participate and vote against (i.e. in general more than 50% of the voting rights).

Pursuant to relevant regulations promulgated under the Israeli Companies Law, in the event that a topic on the agenda requires also approval by the Board, then the relevant newspaper and shareholder notices shall not be published or sent, as the case may be, later than ninety (90) days following such Board approval. Since 2016, as permitted under Israeli law, Company does not provide written notices to shareholders nor does it publish invitations in newspapers and only publishes ad hoc publications in connection with general meetings as well as on its website.

Pursuant to regulations promulgated under the Israeli Companies Law, the notice of a general meeting in a public company must in addition include the type of meeting, place and time thereof, a summary of the resolutions proposed to be adopted, the majority required with respect thereto and the record date. A public company must also include the phone number and address of its registered office and the times at which the full version of the proposed resolutions may be reviewed. In the event the agenda includes matters which may be voted on by Ballot, then additional details are required to be included in the notice, including, inter alia, the deadline for submitting shareholder statements to the company and the deadline for submitting Ballots.

A proxy must be delivered to the registered office of SHL not later than 48 hours prior to the General Meeting. A Ballot must be delivered to the registered office of SHL not later than four (4) hours prior to the General Meeting. For the Ballot to become effective: (i) any shareholder whose shares are registered with the Company's registrar of shareholders must enclose a copy of such shareholder's identity card, passport or certificate of incorporation, as the case may be; and (ii) any shareholder whose shares are registered with Computershare must enclose a written confirmation from Computershare as to its ownership of the voting shares.

The aforementioned regulations also stipulate that any shareholder wishing to state his position with respect to any of the said matters on the agenda may do so by requesting the Company to deliver such position to the other shareholders (the "**Shareholder Statement**"). The Shareholder Statement must be delivered to the registered office of the Company not later than ten (10) days prior to the general meeting as such date is determined by the Board. A Shareholder Statement shall be delivered to all shareholders no later than one (1) day following receipt thereof. Should a company elect to state its position with respect to such Shareholder Statement, it shall deliver such position (the "**Company Statement**") to the shareholders, no later than five (5) days prior to the General Meeting. Any such Statement must be written in a clear and simple language and shall include no more than 500 words per subject matter. A Shareholder Statement shall detail the identity of such shareholder, as well as his percentage interest in the Company; a shareholder who is a corporate entity shall detail the identity of its controlling shareholder(s), as well as additional holdings (if any) of such controlling shareholder(s) in shares of the Company, to the best knowledge of the shareholder submitting the Shareholder Statement. A shareholder submitting the Shareholder Statement, who acts in consort with others with respect to voting in shareholder meetings, whether in general or with respect to certain matter(s) on the agenda, shall indicate so in the Shareholder Statement, and shall describe the aforementioned arrangements and the identity of the shareholders so acting in consort. Any shareholder (as well as any shareholder acting in consort with such shareholder) having a personal interest in any matter on the agenda, shall describe the nature of such personal interest. Any shareholder may revoke his/her/its Ballot by submitting a cancellation notice (the "**Cancellation Notice**"). The Cancellation Notice together with sufficient proof as to the identity of such canceling shareholder, to the absolute discretion of an officer of the Company, must be delivered to the registered office of the Company not later than twenty four (24) hours prior to the General Meeting. Any such shareholder submitting a Cancellation Notice may only vote by attending the General Meeting in person or by proxy. One or more shareholders holding, at the Record Date, shares representing five (5) percent or more of the total voting power in the Company, as well as any holder of such percentage out of the total voting power not held by the controlling shareholder(s), as such term is defined under Section 268 of the Israeli Companies Law, may, following the General Meeting, in person or by proxy, inspect the Ballots and the record thereof at the Company's registered office. The competent court may, at the request of any shareholder who does not hold, at the Record Date, the aforementioned percentage, instruct the Company to allow the inspection of said documents and records, in whole or in part, on terms and conditions determined by the court.

6.4 Agenda

Pursuant to the Israeli Companies Law, the agenda at a General Meeting shall be determined by the Board.

Pursuant to the Israeli Companies Law, any one or more shareholders holding at least one (1) percent of the voting rights in the Company may request the directors to include a certain topic in the agenda of the general meeting, provided that such topic is suitable to be discussed at a general meeting. Pursuant to regulations promulgated under the Israeli Companies Law, (i) with respect to general meetings which include topics which may be voted on by Ballot (see above), such shareholder request needs to be submitted not later than seven (7) days from convening of the shareholder meeting; and (ii) with respect to other general meetings, such request needs to be submitted not later than three (3) days from convening of the shareholder meeting. In the event that the Board deems a suggested topic fit for inclusion in the agenda of the general meeting, the Company shall prepare an updated agenda and shall publish such agenda (both by newspaper notice and by notice to shareholders) not later than seven (7) days after the last date on which requests for amendments to the meeting agenda could have been submitted. The foregoing does not apply in the event the Company publishes a preliminary notice of its intention to convene a general meeting, such preliminary notice to be published by shareholder notice at least twenty- one (21) days prior to the publication of the actual notice of the general meeting. In such preliminary notice, the Company shall describe the expected agenda topics and shall notify shareholders that Company shall be entitled not to examine any requests of shareholders to include additional topics on the agenda in the event such were received later than fourteen (14) days from the publication of the preliminary notice of the general meeting.

At a General Meeting, resolutions may be adopted only on subjects that were specified in the agenda for the particular General Meeting.

6.5 Registration in the Share Register with Computershare

To be able to participate in a general meeting of the shareholders and vote the Shares, a shareholder must be registered with Computershare Schweiz AG, by the record date set by the Board of Directors in its resolution to convene a general meeting of the shareholders. Such record date shall not, pursuant to regulations promulgated under the Israeli Companies Law, be earlier than forty (40) days prior the date of the General Meeting and not later than four (4) days prior to the date of such General Meeting (provided that with respect to General Meetings the agenda of which includes topics which may be voted on by Ballot (see above), such date shall be not later than twenty-eight (28) days prior to the General Meeting), or different periods as shall be permitted by applicable law. A determination of shareholders of record with respect to a General Meeting shall apply to any adjournment of such meeting. Confirmations regarding share registration can be obtained from Computershare Schweiz AG. To be registered with Computershare Schweiz AG, a shareholder should request her or his custody bank to submit the respective request to Computershare Schweiz AG through a SIX SIS Ltd. member institution.

Whoever acquires 33⅓ % of the voting rights - regardless of whether this person can actually exercise those voting rights - is obliged to make a public takeover offer for all of the listed shares of such company. The acquirer must therefore make an offer to purchase or exchange securities in the company. For details about the TOB proceeding regarding the pending tender offer obligation of certain shareholders of the Company see Section "Swiss Takeover Board Proceeding" under "Changes in the Financial Year 2021" above. To the understanding of the Company, it is exempt from Israeli law provisions relating to special tender offers, but certain tender offer rules with respect to full tender offers under the Israeli Companies Law apply to it. These include that, if as result of an acquisition of shares an acquirer will hold more than ninety (90) percent of a company's shares, the acquisition must be made by means of a tender offer for all of the shares. Furthermore, pursuant to the Israeli Companies Law all of the shares of the minority shareholders will be transferred to the offeror in the event that either (a) such number of shares are tendered to the offeror so that more than ninety-eight (98) percent of the outstanding shares are held by it; or (b) such number of shares are tendered to the offeror so that less than five (5) percent of the outstanding shares did not accept the offer and more than half of the shareholders that do not have a personal interest in the acceptance of the purchase offer tendered their shares.

SHL's Articles of Association do not contain provisions regarding opting out or opting up.

6.6 Clauses on Changes of Control

There are no clauses on changes of control in agreements and plans benefiting members of the Board of Directors and/or members of the Management and/or other members of SHL's cadre, except: (i) under the Compensation Policy with respect to possible acceleration of options and retirement grant to the CEO in case of termination of employment by either party within six (6) months as of such event; (ii) under the Compensation Policy the special bonus due to a Full Exit Event as described in Section 5.1 above; and (iii) as described under Section 2.2 above with respect to the vesting schedule of the options granted to Mr. Yariv Alroy. (For further details see Section 5.1 above).

7. Auditors

7.1 Duration of the Mandate and Term of Office of the Head Auditor

Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global are the auditors of SHL since 1997. Under the Israeli Companies Law and the Articles of Association, the auditors of SHL are appointed by resolution of the Annual General Meeting and serve until their re- election, removal or replacement by subsequent shareholder resolution. SHL's auditors were last re-appointed at the 2022 Annual General Meeting. Mr. Ofer Ben-Ezra (CPA) replaced Mr. Itay Bar-Haim, as the head auditor from the 2020 audit following the auditor mandatory rotation rule pursuant to which the audit partner conducting the audit must be replaced every five (5) years.

7.2 Auditing Honorariums and Additional Honorariums

Ernst & Young charged in the financial year 2022 approximately USD 371 for services rendered in connection with auditing the financial statements of SHL and its subsidiaries and the consolidated financial statements of the SHL Group.

7.3 Additional Honorariums

In addition, Ernst & Young charged approximately USD 48 for additional services performed for the SHL Group in the field of tax advice and general advisory services. The aforesaid sums include payments made to other member firms of Ernst & Young outside of Israel.

7.4 Supervisory and Control Instruments vis-a-vis the External Auditors

Pursuant to the Israeli Companies Law, the external auditors of the Company shall be independent, both directly and indirectly, from the Company. In the event that the Board of Directors becomes aware of any connection between the external auditors and the Company which constitutes a dependency, the Board shall instruct the auditors to immediately cease such connection. If the auditors do not adhere to this instruction, the Board shall call for a special general meeting of shareholders, within a reasonable time, in order to remove the auditors.

53

The Company may not condition the compensation of the external auditor in a way that may limit the performance of the audit or that links between the compensation and the outcome of the audit.

The external auditor may at any time review such Company documents which it requires to perform its tasks, and to receive explanations with respect thereto. The auditor is entitled to participate in all annual meetings at which the financial statements audited by auditor are presented, and at all board meetings and FS committee meetings with respect to discussion and approval of such financial statements.

The external auditor reports to the Board in the meetings of the Board in which the external auditor participates.

If the auditor becomes aware of a material flaw in the financial controls of the Company, it must report such flaw to the Chairman of the Board. The external auditor participates in meetings of the Board and the FS Committee at which the annual and interim financial statements of the Company are discussed. The annual audit plan pursuant to which the external auditor conducts the audit is subject to the Audit Committee's prior approval. Prior to each annual audit, the external auditor distributes a questionnaire to be filled by the Company, assessing the independence of such external auditor with respect to the Company. The Audit Committee also assesses the independence of the external auditor based on the abovementioned questionnaire prior to each annual audit. The remuneration of the external auditor is determined by the Board of Directors of the Company, once a year, based on the management's recommendations. The performance of the external auditor is being assessed by the CFO of the Company based on continuous contact and interactions with the external auditor, and the CFO reports to the Financial Statements Committee and the Board of Directors.

During the year under review, the Board has held three (3) meetings with the Company's external auditor as part of the authorization of the Annual and Interim Financial Statements. The FS Committee has held three (3) meetings at which the Company's external auditor was present as part of the discussion of the annual and interim financial statements, and the Audit Committee has held one (1) meeting at which the Company's external auditor was present as part of the discussion with respect to the annual audit.

8. Information Policy

SHL is committed to a policy of open and effective communications with customers, partners, shareholders and staff alike (within constraints imposed by confidentiality obligations and applicable law). SHL's investor relations program features regular publication of relevant information for the benefit of the public and the capital markets. The actual share price, press releases and presentations are also available on the website. SHL maintains three (3) websites offering up-to-date corporate and product information: www.shl-telemedicine.com and www.shahal.co.il and www.smartheartpro.com.

SHL informs interested parties through a variety of corporate publications including annual and half-yearly reports, which can be ordered or downloaded from www.shl-telemedicine.com. These reports feature operational reviews as well as consolidated balance sheets, profit & loss statements and cash flow statements as of December 31 and June 30 respectively. The annual report includes a corporate governance report as required under the SIX Listing Rules. The Company does currently not intend to publish quarterly financial statements. In addition, SHL conducts regular communication briefings with media representatives and financial analysts.

SHL publishes price-sensitive information as required by the SIX Listing Rules. The Company's ad-hoc reports and press releases may be retrieved at https://www.shl-telemedicine.com/news/. Persons that wish to be included in the Company's distribution list with respect to ad hoc notices may do so at https://www.shl-telemedicine.com/contact-ir/.

Official notices concerning the listing of shares required under the SIX Listing Rules will be published in electronic form on the website of the SIX (currently www.six-group.com/en/products-services/the-swiss-stock-exchange/market-data/news-tools/official-notices.html#/).

The Company may send notices to shareholders who are registered in the share register of the Company, Computershare Schweiz AG.

According to the Articles of Association, each shareholder holding 5% or more of the Shares or voting rights and each member of the Board of Directors of the Company is obliged to provide the Company with an address in Israel for the receiving of documents (including judicial documents). As long as such address has not been provided, the Company's registered office will be considered as the Shareholder's and/or director's address for the receiving of documents (including judicial documents).

Insider Trading Policy and Closed Periods

SHL maintains an insider trading and management transactions disclosure policy (the "Insider Trading Policy"), last approved in April 2016. The Insider Trading Policy provisions are applicable to members of the Board, officers, employees, representatives and consultants of the Company, as well as the immediate family members and household members of such persons, in addition to any other person which may receive non- public information with respect to the Company (each being an "Insider") which may have a material impact on SHL's share price ("Insider Information"). Amongst others, the Insider Trading Policy forbids trading in SHL's securities by the aforementioned persons while in possession of Insider Information. Insiders shall refrain from trading in SHL securities up until 24 hours have passed from the issuing of a press release containing Insider Information, but no sooner than the next trading day of the SIX Swiss Exchange.

According to SHL's Insider Trading Policy, certain insiders (board members, CEO, CFO, CTO, all vice presidents (other executive officers that are subject to the CEO), all members of management of SHL Israel and SHL Germany, IR staff, Chief Medical Advisor and controllers) may not trade in SHL securities from the close of trading on the day that is three weeks prior to the expected date of the publication of the quarterly or half- yearly financial reports or four weeks prior to the expected date of the publication of the annual financial reports, until 24 hours after SHL's financial results have been released to the press, but no sooner than the next trading day of the SIX Swiss Exchange.

The CEO or the CFO may impose additional closed periods for all Insiders. During such Closed Periods, no Insider may trade in any SHL securities. Furthermore, the Insider Trading Policy requires members of the Board and members of Senior Management to report to the CFO transactions in SHL securities executed by themselves or by certain related parties no later than on the second trading day following the transactions. The CFO has to file such Disclosure Report with the SIX Swiss Exchange within three (3) trading days upon receiving the Disclosure Report.

Investor's calendar

Annual General Meeting	December 7, 2023
Half Year 2023 Report	September 21, 2023

Contact person for Investor Relations
Amir Hai, Chief Financial Officer
amirh@shahal.co.il

Ms. Fabienne Farner, Investor Relations,
IRF Reputation AG
farner@irf-reputation.ch
Tel: +41 43 244 81 42

SHL Telemedicine Ltd.
90 Yigal Alon St., Tel Aviv 6789130, Israel
Tel. +972 3 561 2212
Fax: +972 3 624 2414

SHL TeleMedicine Ltd.
Ashdar Building
90 Yigal Alon St. Tel Aviv 67891 Israel
Tel. +972 3 561 2212
Fax. +972 3 624 2414
E-mail: shl@shl-telemedicine.com
www.shl-telemedicine.com

Consolidated Financial Statements 2022

Contents

59

Financial Overview

During year 2022, the company continued to gain strategic achievements which we believe will support future business growth and strengthens Company position as a leading provider and developer of advanced telemedicine solution. Revenue increased to $59 million, while our Adjusted EBITDA was mainly affected by increased investments in our US operation, as well as investment in the German activity and NASDAQ listing expenses.

In Israel, we increased revenues and profitability levels, following full year consolidation of Mediton Group ("Mediton"), a leading B2B healthcare services provider in Israel. Mediton's financials has a positive contribution to all Company's financial parameters.

In Germany, we increased revenues visibility and strengthens our position in the market by securing multi-year contracts . As a long-term player and despite decrease in the revenues which is mainly due to delays in implementation of material contracts. We also increased our technology investments which we believe will support future growth.

In the US the company continued to make significant progress and entered into additional commercial agreements with leading healthcare players in the market, according to which the Company will provide its SmartHeart™ 12 Lead ECG technology related services to such customers. As a result, the company continued the process of operational rump-up mainly involving customers support and sales & marketing activities.

During Q1-2023, We significantly increased our financial position following investors options exercise and secure our future growth planning.

As of April 2023, The company started trading on NASDAQ.

Financial Results Snapshot

The following table provides a snapshot of our financial results reported in accordance with generally accepted accounting principles ("GAAP"). Presenting 2021 figures in constant currency (2021CC)[1] gives more meaningful comparison between the periods due to fluctuations in NIS/USD/EUR exchange rates.

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1 Constant Currency – in order to enable meaningful comparison between 2022 and 2021 results, 2021 results are also presented in 2022 constant currency exchange rates. Management believes that this presentation enables a more meaningful comparison between the periods due to the significant fluctuations in NIS/USD/EUR exchange rates during the period.

	2022	2021	change %	2021 CC	change %
Revenues	**$ 58,998**	**$ 49,582**	**19%**	**$ 46,393**	**27%**
Cost of revenues	$ 31,809	$ 24,989	27%	$ 23,238	37%
Gross profit	**$ 27,189**	**$ 24,593**	**11%**	**$ 23,155**	**17%**
% of revenues	46%	50%	(7%)	50%	(8%)
R&D costs	$ 3,788	$ 2,985	27%	$ 2,788	36%
S&M expenses	$ 11,403	$ 9,454	21%	$ 8,920	28%
G&A expenses	$ 16,748	$ 12,103	38%	$ 11,299	48%
Other expenses	$ 416	$ 548	(24%)	$ 493	(16%)
EBIT	**($ 5,166)**	**($ 497)**		**($ 344)**	
	1%	12%		12%	
Financial expenses (income)	($ 6,478)	$ 12,972		$ 12,469	
Tax expenses	$ 1,097	$ 455		$ 473	
Net profit	**$ 215**	**($ 13,924)**		**($ 13,286)**	
	-	(28%)		(29%)	
EBITDA	**$ 1,968**	**$ 5,004**	**(61%)**	**$ 4,603**	**(57%)**
% of revenues	3%	10%		10%	(66%)
***Adjusted EBITDA**	**$ 4,141**	**$ 6,858**	**(40%)**	**$ 6,352**	**(35%)**
% of revenues	13%	27%		27%	

EBITDA (as reported):

	FY2022	FY2021*
Operating Profit (loss)	($ 5,166)	($ 344)
Plus:		
Depreciation, amortization & Impairments	7,134	4,947
EBITDA	**$ 1,968**	**$ 4,603**
Operating Profit (loss) - EBIT	**($ 5,166)**	**($ 344)**
Plus:		
Cost of share-based payments	1,757	1,256
Non-Recurring expenses	416	493
Adjusted EBIT	**($ 2,993)**	**$ 1,405**

* 2021 results are presented in 2022 constant currency exchange rates.

EBITDA	**$ 1,968**	**$ 4,603**
Plus:		
Share based payments	1,757	1,256
Non-recurring expenses	416	493
Adjusted EBITDA	**$ 4,141**	**$ 6,352**

* 2021 results are presented in 2022 constant currency exchange rates

Results of Operations

Revenues for the year

In fiscal year 2022, SHL recorded revenues for the year of USD 59.0 million, compared to USD 49.6 million in 2021. In constant currency, revenue for the year increased by USD 12.6 million compared to 2021 revenues.

Revenues for the year resulting from the Israeli operation were USD 45.1 million compared to USD 31.2 million in 2021. In constant currency, revenues for the year increased by USD 15.2 million, mostly related to Mediton full year consolidation. In constant currency SHL Israel revenue slightly increased compared to 2021. The Israeli operation continued to contribute significantly to the profitability of the Group.

Revenues for the year resulting from the Company's German operation were USD 13.4 million compared to revenue of USD 17.9 million in 2021. In constant currency, revenue for the year decreased by USD 2.6 million.

In terms of geographic breakdown, the German business accounted for 23% of total revenues, and the Israeli business accounted for 77% of total revenues. This compared with 36% and 63% of total revenues, respectively, in 2021.

Gross margin

In fiscal year 2022, gross margin was 46% compared to 50% in fiscal year 2021. The decrease is mainly related to Mediton consolidation for the first time.

Research and Development costs, net

Research and development net costs was USD 3.8 million in 2022 compared to USD 3.0 million in 2021. In constant currency, research and development costs increased by USD 1.0 million compared to 2021. The increased investment in development costs is related mainly to the continued development of our SmartHeartTM technology and platform, the development of AI tools, and development of our platform in Germany. R&D gross expenses in 2022 was USD 7.2 million of which USD 5.2 million was capitalized compared to USD 4.4 million out of which USD 2.6 million was capitalized in 2021. Amortization of development costs was USD 1.8 million compared to USD 1.2 million in 2021.

Selling and Marketing Expenses

Selling and marketing expenses for fiscal year of 2022 were USD 11.4 million, compared to USD 9.5 million in fiscal year of 2021. In constant currency, selling and marketing expenses increased by 28% compared to 2021, mainly related to recruitment of a team and ramp up of our US activities with leading partners like Mayo Clinic and CVS pharmacy, and to full year Mediton consolidation which includes customer relation depreciation of USD 1.5 million. In fiscal year of 2022, selling and marketing expenses were 19% of revenues for the year, same as in 2021.

General and Administrative Expenses

General and administrative expenses for fiscal year of 2022 were USD 16.8 million, compared to USD 12.1 million in the fiscal year of 2021. In constant currency General and administrative increased by USD 5.4 million. The increase is mainly related to the full year of Mediton consolidation and increase in corporate expenses due to NASDAQ listing, and increase of in stock-based compensation expenses (non-cash item).

Other expenses

In fiscal year of 2022, the Company incurred non-recurring expenses of USD 0.4 million, mainly related non- recurring payments . In fiscal year of 2021 other expenses was the same level.

Earnings before Income Tax, Depreciation and Amortization (EBITDA) and Earnings before Income Taxes (EBIT)

EBITDA for fiscal year of 2022 was USD 2.0 million, with negative EBIT of USD 5.2 million, compared to EBITDA of USD 5.0 million and negative EBIT of USD 0.4 million in 2021. In constant currency 2021 EDITDA was USD 4.6 million. Most of the change is mainly related to increase in sales and marketing expenses the US and to the decrease in profit from Germany.

Adjusted EBITDA for fiscal year 2022, which exclude stock-based compensation and other extraordinary expenses, was USD 4.1 million compared to USD 6.4 million in 2021 (in constant currency).

Financial Income/Expenses

Financial income net for fiscal year of 2022 was USD 6.5 million, compared to net financial expenses of USD 13.0 million in fiscal year of 2021. Increase is related to modification of investor options of USD 7.7 million that were issued to investors as part of the capital raise in 2021, compared to a loss of USD 10.1 million in 2021.

Taxes on Income

For fiscal year 2022, taxes on income expenses were USD 1.1 million, compared to tax income of USD 0.5 million in fiscal year 2021. The increase is mainly related to full year of Mediton consolidation and changes in deferred tax asset.

Net Income (loss)

Net profit for fiscal year of 2022 was USD 0.2 compared to net loss of USD 13.9 million in fiscal year of 2021. The increase is mainly related to the positive change of USD 19.4 million in financials expenses, offset by increase of operational loss and increase in tax expenses.

Major Changes in Assets, Liabilities and Equity

Company's balance sheet remains strong and decrease from USD 130.0 million as of December 31, 2021, to USD 111.0 million as of December 31, 2022, decrease in mainly related to the decrease of USD 13.5 million in current assets, decrease of USD 1.7 million in non- current assets and decrease of USD 4.1 in intangible assets.

Current assets as of December 31, 2022 were USD 32.3 million (29% of total assets) of which USD 18.7 million in cash and cash equivalents and short-term investments, compared to current assets of USD 45.9 million as of December 31, 2021 (35% of total assets) of which USD 32.0 million in cash, cash equivalents. The decrease in current assets is mainly related to the decrease in cash and cash equivalents and short-term investments due to investment and financing activities.

Current liabilities as of December 31, 2022, were USD 17.8 million (16% of total balance sheet), compared to current liabilities of USD 17.4 million as of December 31, 2021 (13% of total balance sheet).

Working Capital has decreased from USD 28.5 million as of December 31, 2021, to USD 14.4 million as of December 31, 2022, mainly related to the decrease in cash and short-term investments. Current ratio was 1.8 as of December 31, 2022, compared to 2.6 as of December 31, 2021, quick ratio was 1.6 as of December 31, 2022, compared to quick ratio of 2.4 as of December 31, 2021. All liquidity ratios continue to demonstrate a positive liquidity position and a strong ability of the Company to meet its obligations.

Non-current assets as of December 31, 2022, was USD 19.7 million compared to USD 21.4 million as of December 31, 2021, Decrease is mainly related to Right-of-use and deferred taxes.

Long term liabilities as of December 31, 2022 were USD 33.7 million compare to USD 51.4 million as of December 31, 2021, decrease is mainly related to liability for share options and long term loan.

Property and equipment, net was USD 4.7 million as of December 31, 2022, compared to USD 4.0 million as of December 31, 2021. Property and equipment, net is mainly comprised of telemedicine devices on loan to the company's subscribers amounting to USD 1.7 million (36% of total) as of December 31, same as December 31, 2021 (32% of total).

Goodwill as of December 31, 2022, was USD 33.7 million, compared to USD 37.5 million as of December 31, 2021. The decrease is mainly related Currency translation differences.

Intangible assets, net as of December 31, 2022, were USD 20.4 million compared to USD 20.8 million as of December 31, 2021. The decrease is related mainly to net capitalization of USD 1.8 million offset by currency translation differences of USD 2.1 million.

Total equity excluding non-controlling interest as of December 31, 2022, was USD 55.7 million (50% of total balance sheet) compared to total equity of USD 56.9 as of December 31, 2021 (44% of total balance sheet).

Cash Flow

Operating cash flow for the year remains ballanced in fiscal 2022, same as the fiscal year 2021.

Net cash used in investing activities in fiscal year 2022 was USD 6.4 million, compared to USD 40.9 million in 2021. Decrease is mainly related to acquisition of subsidiaries and changes in short term investment.

Net Cash used in financing activities for fiscal year 2022 was USD 2.3 million compared to net cash provided by financing activities for fiscal year 2021 was USD 51.0 million, decrease is mainly related to net proceeds of USD 37.0 million capital raise and proceeds of USD 18.3 million from long-term loan in 2021.

As of December 31, 2022, the Company's cash and cash equivalents and short-term bank deposits were USD 18.7 million Compared to USD 32.0 million as of December 31, 2021.



Amir Hai
Chief Financial Officer

INDEPENDENT AUDITORS' REPORT To the Shareholders of SHL TELEMEDICINE LTD.

Opinion

We have audited the consolidated financial statements of SHL Telemedicine Ltd. and its subsidiaries (the "Group"), which comprise the consolidated balance sheets as of December 31, 2022 and 2021, and the consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for the years ended December 31, 2022 and 2021, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2022 and 2021, and its consolidated financial performance and its consolidated cash flows for the years ended December 31, 2022 and 2021, in accordance with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board ("IASB").

Basis for opinion

We conducted our audits in accordance with International Standards on Auditing (ISAs). Our responsibilities under those standards are further described in the Auditor's responsibilities for the audit of the consolidated financial statements section of our report. We are independent of the Group in accordance with the International Ethics Standards Board for Accountants' International Code of Ethics for Professional Accountants (including International Independence Standards (IESBA Code), and we have fulfilled our other ethical responsibilities in accordance with the IESBA Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements for the year ended December 31, 2022. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. For each matter below, our description of how our audit addressed the matter is provided in that context. We have fulfilled the responsibilities described in the Auditor's responsibilities for the audit of the consolidated financial statements section of our report, including in relation to these matters. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the consolidated financial statements. The results of our audit procedures, including the procedures performed to address the matters below, provide the basis for our audit opinion on the accompanying consolidated financial statements.

The Key Audit Matters we identified are:

	Description of Key Audit Matter and why a matter of most significance in the audit	How our audit addressed the Key Audit Matter
Existence and measurement of medical devices	As of December 31, 2022, the total carrying amounts of telemedicine devices in property and equipment and inventory are approximately $1.7 million and $5.5 million, respectively. These amounts are comprised of thousands of devices that are on loan to customers (property and equipment) and that are being held by the Group (inventory). The Group's monitoring of the existence and measurement (as described in Notes 2e and 2i in the consolidated financial statements) of these devices involves a complex interface among automated and non-automated accounting records distributed among various entities within the Group. The aforementioned factors led us to conclude that the existence and measurement of telemedicine devices is a key audit matter.	Our audit procedures included testing of physical counts of the devices and extensive detailed testing of the accounting records, including checking mathematical accuracy, to support the carrying amounts of the devices. We also performed substantive testing and examination of underlying documentation to support the costs comprising the carrying amounts, including the appropriate elimination of intercompany profit for transfers of devices between entities in the Group. We evaluated the realizability of the carrying amounts based on analysis and testing of invoices issued subsequent to the reporting date. We also performed significant testing of cross-referencing of data between different systems to support the existence of the devices on loan.
Impairment of Goodwill	As of December 31, 2022, the carrying amount of Goodwill is approximately $33.7 million. Management performs a review of the Goodwill for impairment pursuant to IAS 36. This impairment review involves significant judgmental assumptions and estimates with respect to future cash flows from the Group's operations, as described in Note 12 to the consolidated financial statements. Due to the significance of the amount and the judgmental nature of management assumptions, we concluded that this is a key audit matter.	Our audit procedures included the assessment of the recoverability of Goodwill by auditing management's forecasts of revenues and cash flows to be generated from its operations in Israel and Germany. As part of our audit of the goodwill, we compared management's forecast to actual results and future budget, as well as gaining an understanding and performing sensitivity analysis of reasonably possible changes in the significant assumptions underlying the forecast, including growth rates and discount rates. We were assisted by our internal valuation specialists in evaluating the methodology and significant assumptions used by management, in particular the discount rates. We identified and analyzed changes in significant assumptions from the prior year and evaluated the consistency of assumptions used.
Capitalized development costs.	As of December 31, 2022, the carrying amount of capitalized development costs is $7.9 million, as described in Note 12 to the consolidated financial statements. The assessment of whether development costs meet the criteria for recognition as an intangible asset requires significant management judgment, in particular with respect to technical feasibility and generation of future economic benefits. Due to the significance of the amount and the judgmental nature of management assumptions, we concluded that this is a key audit matter.	Our audit procedures included updating our understanding, via meetings with management, of the nature and composition of development costs capitalized in 2022. We evaluated whether the expenses capitalized during the current year meet the capitalization requirements according to IAS 38, Intangible Assets. We challenged the existence and value of capitalized development costs for them to have a valid business rationale as well as valid expectations for future economic benefits to the Group. Amongst our procedures we challenged the useful life of the capitalized development costs.

Other information included in the Group's 2022 Annual Report

Other information consists of the information included in the Group's 2022 Annual Report other than the consolidated financial statements and our auditors' report thereon. Management is responsible for the other information.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of management and the board of directors for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRSs as issued by the IASB, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

The board of directors is responsible for overseeing the Group's financial reporting process.

Auditors' responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with ISAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control.
- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
- Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors' report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors' report. However, future events or conditions may cause the Group to cease to continue as a going concern.
- Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
- Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and

performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with the board of directors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the board of directors with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with the board of directors, we determine those matters that were of most significance in the audit of the consolidated financial statements of the year ended December 31, 2022 and are therefore the key audit matters. We describe these matters in our auditors' report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The partner in charge of the audit resulting in this independent auditors' report is Mr. Ofer Ben Ezra.

Tel-Aviv, Israel
May 11, 2023

Kost Forer Gabbay and Kasierer
KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global

CONSOLIDATED BALANCE SHEETS U.S. dollars in thousands

		December 31,	
	Note	2022	2021
ASSETS			
CURRENT ASSETS:			
Cash and cash equivalents	6	4,483	14,845
Short-term investments	7	14,217	17,217
Trade receivables	8	7,797	8,130
Inventory	2e	3,879	4,202
Other accounts receivable	10	1,912	1,468
		32,288	**45,862**
NON-CURRENT ASSETS:			
Inventory	2e	1,731	-
Prepaid expenses	9	3,364	3,784
Call option to non-controlling interests, net	18	245	-
Long-term deposits		423	445
Right-of-use assets	13	11,038	13,013
Deferred taxes	20d	2,872	4,168
		19,673	**21,410**
PROPERTY AND EQUIPMENT, NET	11	4,652	4,025
GOODWILL	12	33,745	37,508
INTANGIBLE ASSETS, NET	12	20,425	20,787
Total assets		**110,783**	**129,592**

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS U.S. dollars in thousands

	Note	December 31, 2022	December 31, 2021
LIABILITIES AND EQUITY			
CURRENT LIABILITIES:			
Credit from banks and others	14	2,169	1,798
Current maturities of lease liabilities	13	2,263	2,341
Deferred revenues	16	260	559
Income taxes payable	20	138	861
Trade payables		3,757	2,885
Other payables	17	9,238	8,920
		17,825	17,364
NON-CURRENT LIABILITIES:			
Liability for share options	18	7,164	17,220
Put option from non-controlling interests, net	18	-	67
Loans from banks	15	13,008	17,173
Deferred taxes	20d	2,700	3,434
Lease liabilities	13	9,302	11,189
Employee benefit liabilities	19	1,495	2,382
		33,669	51,465
Total liabilities		**51,494**	**68,829**
EQUITY:	23		
Attributable to equity holders of the Company:			
Issued capital		43	42
Additional paid-in capital		130,009	125,484
Treasury shares		(2)	(86)
Foreign currency translation reserve		(3,291)	2,966
Capital reserve for options		1,002	1,002
Capital reserve for remeasurement gains on defined benefit plans		1,000	442
Accumulated deficit		(73,074)	(72,998)
		55,687	56,852
Non-controlling interests		3,602	3,911
Total equity		**59,289**	**60,763**
Total liabilities and equity		**110,783**	**129,592**

The accompanying notes are an integral part of the consolidated financial statements.

		
May 11, 2023		
Date of approval of the	Yariv Alroy	Erez Nachtomy
financial statements	Chairman of the Board	CEO

Financial Statements

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands (except per share data)

	Note	Year ended December 31, 2022	Year ended December 31, 2021
Revenues	24a	58,998	49,582
Cost of revenues	24b	31,809	24,989
Gross profit		27,189	24,593
Research and development costs	24c	3,788	2,985
Selling and marketing expenses	24d	11,403	9,454
General and administrative expenses	24e	16,748	12,103
Other expenses	24g	416	548
Operating loss		(5,166)	(497)
Financial income	24f(1)	8,833	381
Financial expenses	24f(2)	(2,355)	(13,353)
Profit (loss) before taxes on income		1,312	(13,469)
Tax expenses	20b	1,097	455
Net profit (loss)		**215**	**(13,924)**
Other comprehensive income:			
Other comprehensive income (loss) not to be reclassified to profit or loss in subsequent periods:			
Re-measurement gain on defined benefit plans	19	581	280
Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods:			
Foreign currency translation reserve		(6,699)	859
Total other comprehensive loss (income)		**(6,118)**	**1,139**
Total comprehensive loss		**(5,903)**	**(12,785)**
Net profit (loss) attributable to:			
Equity holders of the Company		(76)	(14,110)
Non-controlling interests		291	186
		215	(13,924)
Comprehensive income (loss) attributable to:			
Equity holders of the Company		(5,775)	(12,971)
Non-controlling interests		(128)	186
		(5,903)	(12,785)
Earnings per share:			
Basic loss	25	(0.01)	(1.00)
Diluted loss	25	(0.49)	(1.00)

The accompanying notes are an integral part of the consolidated financial statements.

Financial Statements

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY U.S. dollars in thousands

	Issued capital	Additional paid-in capital	Treasury shares	Foreign currency translation reserve	Capital reserve for options	Capital reserve for remeasurement gains on defined benefit plans	Accumulated deficit	Total	Non-controlling interests	Total equity
Balance as of January 1, 2021	**31**	**96,742**	**(2,276)**	**2,107**	**-**	**162**	**(58,888)**	**37,878**	**-**	**37,878**
Issue of share capital (net of issue costs of $2,907)	11	27,030	1,881	-	1,002	-	-	29,924	-	29,924
Exercise of share options	*	782	-	-	-	-	-	782	-	782
Exercise of Employee options	-	(309)	309	-	-	-	-	-	-	-
Share-based payments	-	1,116	-	-	-	-	-	1,116	175	1,291
Equity component of transaction with non-controlling interest	-	123	-	-	-	-	-	123	(123)	-
Non-controlling interests arising on acquisition of subsidiary	-	-	-	-	-	-	-	-	3,673	3,673
Net profit (loss)	-	-	-	-	-	-	(14,110)	(14,110)	186	(13,924)
Total other comprehensive income	-	-	-	859	-	280	-	1,139	-	1,139
Balance as of December 31, 2021	**42**	**125,484**	**(86)**	**2,966**	**1,002**	**442**	**(72,998)**	**56,852**	**3,911**	**60,763**
Exercise of share options	1	2,975	-	-	-	-	-	2,976	-	2,976
Exercise of Employee options	*	(84)	84	-	-	-	-	-	-	-
Share-based payments	-	1,347	-	-	-	-	-	1,347	410	1,757
Equity component of transaction with non-controlling interest	-	287	-	-	-	-	-	287	(287)	-
Dividend paid to non-controlling interests	-	-	-	-	-	-	-	-	(130)	(130)
PPA Adjustments	-	-	-	-	-	-	-	-	(174)	(174)
Net profit	-	-	-	-	-	-	(76)	(76)	291	215
Total other comprehensive income (loss)	-	-	-	(6,257)	-	558	-	(5,699)	(419)	(6,118)
Balance as of December 31, 2022	**43**	**130,009**	**(2)**	**(3,291)**	**1,002**	**1,000**	**(73,074)**	**55,687**	**3,602**	**59,289**

* Represents an amount lower than $1.

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS U.S. dollars in thousands

	Year ended December 31,	
	2022	2021
Cash flows from operating activities:		
Net profit (loss)	215	(13,924)
Adjustments required to reconcile net profit (loss) to net cash provided by (used in) operating activities:		
Income and expenses not involving operating cash flows:		
Depreciation and amortization	7,134	5,382
Capital loss from sale of property and equipment	51	63
Impairment of property, and equipment	-	118
Change in employee benefit liabilities, net	90	21
Financial expenses (income), net	(7,443)	12,857
Valuation loss of short-term investments	769	114
Cost of share-based payments	1,757	1,291
Tax expenses	1,097	455
	3,455	20,301
Changes in operating assets and liabilities:		
Decrease (increase) in trade receivables, net	(641)	611
Increase in inventory	(2,544)	(3,097)
Decrease (increase) in prepaid expenses	(21)	202
Decrease (increase) in other accounts receivable	(471)	289
Increase in trade payables	1,264	494
Decrease in deferred revenues	(246)	(970)
Decrease (increase) in other accounts payable	845	(2,459)
	(1,814)	(4,930)
Cash paid and received:		
Interest received	429	318
Interest paid	(1,010)	(440)
Income tax received	87	7
Income taxes paid	(1,435)	(1,147)
	(1,929)	(1,262)
Net cash provided by (used in) operating activities	(73)	185

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS U.S. dollars in thousands

	Year ended December 31,	
	2022	2021
Cash flows from investing activities:		
Purchase of property and equipment	(1,661)	(625)
Acquisition of subsidiaries (a)	-	(27,323)
Investment in intangible assets	(5,243)	(2,633)
Investment in short-term deposits	(5,705)	(4,860)
Proceeds from short-term deposits	-	4,733
Purchase of short-term investments	(5,588)	(13,622)
Proceeds from sale of short-term investments	11,764	3,356
Net cash used in investing activities	(6,433)	(40,974)
Cash flows from financing activities:		
Proceeds from issue of share options liability	-	6,859
Dividend paid to non-controlling interests	(130)	-
Payment of lease liabilities	(2,447)	(1,933)
Proceeds from issue of share capital, net	-	30,140
Exercise of share options	1,961	463
Proceeds from (payment of) long-term loans	(1,665)	18,265
Proceeds from (payment of) short-term credit	-	(2,716)
Net cash provided by (used in) financing activities	(2,281)	51,078
Effect of exchange rate changes on cash and cash equivalents	(1,575)	414
Increase (decrease) in cash and cash equivalents	(10,362)	10,703
Cash and cash equivalents at the beginning of the year	14,845	4,142
Cash and cash equivalents at the end of the year	**4,483**	**14,845**
Non-cash transactions:		
Right-of-use asset recognized with corresponding lease liability	1,658	131
Liability derecognized and recorded in equity upon exercise of share options	1,015	319

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS U.S. dollars in thousands

	Year ended December 31,	
	2022	2021
Acquisition of subsidiaries		
The subsidiaries' assets and liabilities at date of acquisition (excluding cash and cash equivalents):		
Trade receivables	-	3,424
Other receivables	-	685
Property and equipment	-	807
Deferred taxes	-	(3,356)
Right-of-use-assets	-	3,509
Intangible assets	-	34,157
Trade payables	-	(668)
Other payables	-	(2,492)
Put option, net	-	(185)
Loans from banks	-	(390)
Employee benefit liabilities	-	(985)
Lease liabilities	-	(3,510)
Non-controlling interests	-	(3,673)
	-	27,323

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED STATEMENTS U.S. dollars in thousands

NOTE 1 | GENERAL

a. SHL Telemedicine Ltd. ("SHL" and/or "the Company") was incorporated in Israel. The registered office is located at Ashdar Building, Yigal Alon St. in Tel Aviv. Its shares are publicly-traded on the SIX Swiss Exchange under the symbol SHLTN. In April 2023 the Company started trading its American Depositary Shares ("ADRs") on The NASDAQ Capital Market (the "Nasdaq"), under the ticker symbol "SHLT", see also Note 27c.

SHL and its subsidiaries ("the Group") develop and market advanced personal telemedicine solutions. Personal telemedicine is the transmission of medical data by an individual, from a remote location to a medical call center via telecommunication networks. SHL's personal telemedicine systems are designed to improve quality of care and life for people suffering from various health conditions ranging from the high-risk and chronically ill to ordinary users of healthcare products and services who wish to take a more active role in managing their own health. In addition, the Group provides B2B healthcare services in Israel in the field of diagnostics, preventive medicine, and medical opinions to institutional customers.

b. On August 24, 2021, the Company signed an agreement to acquire 70% of the Mediton Group companies, a leading provider of B2B healthcare services in Israel in the field of diagnostics, preventive medicine, and medical opinions to institutional customers, including Israeli blue-chip companies, government institutions including the Israeli Social Security and Ministry of Defense, all four sick funds and to insurance companies, see also Note 5b.

NOTE 2 | SIGNIFICANT ACCOUNTING POLICIES

a. Basis of presentation of the financial statements:

1. These financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS").

The Group's financial statements have been prepared on a cost basis, except for marketable securities, liability to underwriters and derivatives (put option, and liability for share options) which are measured at fair value through profit or loss, and employee benefit assets and liabilities.

The Group has elected to present the statement of comprehensive income using the function of expense method.

2. Consistent accounting policies:

The accounting policies adopted in the financial statements have been applied consistently for all periods presented, unless otherwise stated.

b. Consolidated financial statements:

The consolidated financial statements comprise the financial statements of companies that are controlled by the Company (subsidiaries). Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Potential voting rights are considered when assessing whether an entity has control. The consolidation of the financial statements commences on the date on which control is obtained and ends when such control ceases.

The financial statements of the Company and of the subsidiaries are prepared as of the same dates and periods. The consolidated financial statements are prepared using uniform accounting policies by all companies in the Group. Significant intragroup balances and transactions and gains or losses resulting from intragroup transactions are eliminated in full in the consolidated financial statements.

NOTES TO CONSOLIDATED STATEMENTS U.S. dollars in thousands

Non-controlling interests in subsidiaries represent the equity in subsidiaries not attributable, directly or indirectly, to a parent. Non-controlling interests are presented in equity separately from the equity attributable to the equity holders of the Company. Profit or loss and components of other comprehensive income are attributed to the Company and to non-controlling interests. Losses are attributed to non-controlling interests even if they result in a negative balance of non-controlling interests in the consolidated statement of financial position.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as a change in equity by adjusting the carrying amount of the non-controlling interests with a corresponding adjustment of the equity attributable to equity holders of the Company less/plus the consideration paid or received.

c. Functional currency and presentation currency:

1. Functional currency and presentation currency:

The presentation currency of the financial statements is the U.S. dollar.

The functional currency, which is the currency that best reflects the economic environment in which the Company operates and conducts its transactions, is separately determined for each Group entity and is used to measure its financial position and operating results. The functional currency of the Company and it's subsidiaries in Israel is the NIS.

When a Group entity's functional currency differs from the presentation currency, that entity's financial statements are translated so that they can be included in the consolidated financial statements as follows:

a) Assets and liabilities of foreign operations, including goodwill and any fair value adjustments to the carrying amounts of assets and liabilities arising from the acquisition of said foreign operation, are translated at the closing rate at the end of the reporting period.

b) Income and expenses for each period presented in the statement of income are translated at average exchange rates for the presented periods.

c) Share capital, capital reserves and other changes in capital are translated at the exchange rate prevailing at the date of incurrence.

d) Retained earnings are translated based on the opening balance translated at the exchange rate at that date and other relevant transactions (such as dividend) during the period are translated as described in b) and c) above.

e) All resulting translation differences are recognized as a separate component of other comprehensive income (loss) in equity "foreign currency translation reserve".

2. Transactions, assets and liabilities in foreign currency:

Transactions denominated in foreign currency (other than the functional currency) are recorded at the exchange rate at the date of the transaction. Monetary assets and liabilities denominated in foreign currency are translated at the end of each reporting period into the functional currency at the exchange rate at that date. Exchange differences are recognized in profit or loss. Non-monetary assets and liabilities measured at cost are translated at the exchange rate at the date of the transaction.

3. Index-linked monetary items:

Monetary assets and liabilities linked to the changes in the Israeli Consumer Price Index ("Israeli CPI") are adjusted at the relevant index at the end of each reporting period according to the terms of the agreement. Linkage differences arising from the adjustment, as above, other than those capitalized to qualifying assets or carried to equity in hedge transactions, are recognized in profit or loss.

d. Cash equivalents:

Cash equivalents are considered as highly liquid investments, including unrestricted short-term bank deposits with an original maturity of three months or less from the date of acquisition or with a maturity of more than three months, but which are redeemable on demand without penalty and which form part of the Group's cash management.

e. Short-term deposits:

Short-term bank deposits are deposits with an original maturity of more than three months from the date of investment and which do not meet the definition of cash equivalents. The deposits are presented according to their terms of deposit.

f. Inventory:

Inventory of telemedicine devices for sale is presented at the lower of cost or net realizable value. Cost is determined using the "first-in, first-out" method.

Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

g. Financial instruments:

1. Financial assets:

Financial assets are measured upon initial recognition at fair value plus transaction costs that are directly attributable to the acquisition of the financial assets, except for financial assets measured at fair value through profit or loss in respect of which transaction costs are recorded in profit or loss.

The Company classifies and measures debt instruments in the financial statements based on the following criteria:
– The Company's business model for managing financial assets; and
– The contractual cash flow terms of the financial asset.

a) Debt instruments are measured at amortized cost when:
The Company's business model is to hold the financial assets in order to collect their contractual cash flows, and the contractual

terms of the financial assets give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. After initial recognition, the instruments in this category are measured according to their terms at amortized cost using the effective interest rate method, less any provision for impairment.

b) Debt instruments are measured at fair value through profit or loss when:
A financial asset which is a debt instrument does not meet the criteria for measurement at amortized cost. After initial recognition, the financial asset is measured at fair value and gains or losses from fair value adjustments are recognized in profit or loss.

c) Equity instruments and other financial assets held for trading:
Investments in equity instruments do not meet the above criteria and accordingly are measured at fair value through profit or loss. Other financial assets held for trading, including derivatives, are measured at fair value through profit or loss unless they are designated as effective hedging instruments. Dividends from investments in equity instruments are recognized in profit or loss when the right to receive the dividends is established.

2. Impairment of financial assets:

The Company evaluates at the end of each reporting period the loss allowance for financial debt instruments which are not measured at fair value through profit or loss. The Company has short-term financial assets such as trade receivables in respect of which the Company applies a simplified approach and measures the loss allowance in an amount equal to the lifetime expected credit loss.

An impairment loss on debt instruments measured at amortized cost is recognized in profit or loss with a corresponding loss allowance that is offset from the carrying amount of the financial asset.

79

3. Derecognition of financial assets:

A financial asset is derecognized only when the contractual rights to the cash flows from the financial asset has expired.

4. Financial liabilities:

a) Financial liabilities measured at amortized cost:
Financial liabilities are initially recognized at fair value less transaction costs that are directly attributable to the issue of the financial liability.

After initial recognition, the Company measures all financial liabilities at amortized cost using the effective interest rate method, except for financial liabilities at fair value through profit or loss.

b) Financial liabilities measured at fair value through profit or loss:
Financial liabilities measured at fair value through profit or loss include liabilities held for trading, including derivatives, and financial liabilities that meet certain criteria which are designated upon initial recognition to fair value through profit or loss.

At initial recognition, the Company measures these financial liabilities at fair value. Transaction costs are recognized in profit or loss.

After initial recognition, changes in fair value are recognized in profit or loss.

5. Derecognition of financial liabilities:

A financial liability is derecognized only when it is extinguished, that is when the obligation specified in the contract is discharged or cancelled or expires. A financial liability is extinguished when the debtor discharges the liability by paying in cash, other financial assets, goods or services; or is legally released from the liability.

6. Issue of a unit of securities:

The issue of a unit of securities involves the allocation of the proceeds received (before issue expenses) to the securities issued in the unit based on the following order: financial derivatives and other financial instruments

measured at fair value in each period. Then fair value is determined for financial liabilities that are measured at amortized cost. The proceeds allocated to equity instruments are determined to be the residual amount. Issue costs are allocated to each component pro rata to the amounts determined for each component in the unit.

h. Leases:

The Group accounts for a contract as a lease when the contract terms convey the right to control the use of an identified asset for a period of time in exchange for consideration.

1. The Group as a lessee:

For leases in which the Group is the lessee, the Group recognizes on the commencement date of the lease a right-of-use asset and a lease liability, excluding leases whose term is up to 12 months and leases for which the underlying asset is of low value. For these excluded leases, the Group has elected to recognize the lease payments as an expense in profit or loss on a straight-line basis over the lease term. In measuring the lease liability, the Group has elected to apply the practical expedient in the Standard and does not separate the lease components from the non-lease components (such as management and maintenance services, etc.) included in a single contract.

Leases which entitle employees to a company car as part of their employment terms are accounted for as employee benefits in accordance with the provisions of IAS 19 and not as subleases.

On the commencement date, the lease liability includes all unpaid lease payments (excluding variable lease payments) discounted at the interest rate implicit in the lease, if that rate can be readily determined, or otherwise using the Group's incremental borrowing rate. After the commencement date, the Group measures the lease liability using the effective interest rate method.

On the commencement date, the right-of-use asset is recognized in an amount equal to the lease liability plus lease payments already made on or before the commencement date and initial direct costs incurred. The right-of-use asset is measured applying the cost model and depreciated over the shorter of its useful life and the lease term.

Following are the periods of depreciation of the right-of-use assets by class of underlying asset:

	Years	Mainly
Motor vehicles	1.5 - 3.5	3
Buildings	6 - 11	10

The Group tests for impairment of the right-of-use asset whenever there are indications of impairment pursuant to the provisions of IAS 36.

2. Variable lease payments that depend on an index:
On the commencement date, the Group uses the index rate prevailing on the commencement date to calculate the future lease payments.

For leases in which the Group is the lessee, the aggregate changes in future lease payments resulting from a change in the index are discounted (without a change in the discount rate applicable to the lease liability) and recorded as an adjustment of the lease liability and the right-of-use asset, only when there is a change in the cash flows resulting from the change in the index (that is, when the adjustment to the lease payments takes effect).

3. Lease extension and termination options:
A non-cancellable lease term includes both the periods covered by an option to extend the lease when it is reasonably certain that the extension option will be exercised and the periods covered by a lease termination option when it is reasonably certain that the termination option will not be exercised.

In the event of any change in the expected exercise of the lease extension option or in the expected non-exercise of the lease termination option, the Group remeasures the lease liability based on the revised lease term using a revised discount rate as of the date of the change in expectations. The total change is recognized in the carrying amount of the right-of-use asset until it is reduced to zero, and any further reductions are recognized in profit or loss.

4. Lease modifications:
If a lease modification does not reduce the scope of the lease and does not result in a separate lease, the Group remeasures the lease liability based on the modified lease terms using a revised discount rate as of the modification date and records the change in the lease liability as an adjustment to the right-of-use asset.

If a lease modification reduces the scope of the lease, the Group recognizes a gain or loss arising from the partial or full reduction of the carrying amount of the right-of-use asset and the lease liability. The Group subsequently remeasures the carrying amount of the lease liability according to the revised lease terms, at the revised discount rate as of the modification date and records the change in the lease liability as an adjustment to the right-of-use asset.

i. Business combinations and goodwill:
Business combinations are accounted for by applying the acquisition method. The cost of the acquisition is measured at the fair value of the consideration transferred on the date of acquisition with the addition of non-controlling interests in the acquiree.

Direct acquisition costs are carried to the income statement as incurred.

A put option granted by the Group to non-controlling interests and concurrently a call option received by the Group from the non-controlling interests that can be settled in cash or by the delivery of a variable number of shares are accounted for as a derivative financial

81

NOTES TO CONSOLIDATED STATEMENTS U.S. dollars in thousands

liability or asset presented on a net basis and measured at fair value. The non-controlling interests continue to be recognized in equity until the put or call options are exercised.

Goodwill is initially measured at cost which represents the excess of the acquisition consideration and the amount of non-controlling interests over the net identifiable assets acquired and liabilities assumed.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For purposes of evaluation of impairment of goodwill, goodwill purchased in a business combination is evaluated and attributed to the cash-generating units to which it had been allocated.

j. Property and equipment:

Property and equipment are measured at cost, including directly attributable costs, less accumulated depreciation and accumulated impairment losses. Cost includes spare parts and auxiliary equipment that can be used only in connection with the property and equipment.

Depreciation is calculated at constant annual rates on a straight-line basis over the useful life of the assets at annual rates as follows:

	%	
Medical equipment	10 - 15	(mainly 15)
Motor vehicles and ambulances	15 - 20	(mainly 20)
Office furniture and equipment	6 - 7	(mainly 6)
Computers and peripheral equipment	15 - 33	(mainly 20)
Leasehold improvements	see below	
Telemedicine devices on loan to customers	10	

Leasehold improvements are depreciated on a straight-line basis over the shorter of the lease term (including any extension option held by the Group and intended to be exercised) and the expected life of the improvement.

The useful life, depreciation method and residual value of an asset are reviewed at least each year-end and any changes are accounted for prospectively as a change in accounting estimate.

k. Intangible assets:

Intangible assets acquired in a business combination are included at fair value at the acquisition date. After initial recognition, intangible assets are carried at their cost less any accumulated amortization and any accumulated impairment losses. Expenditures relating to internally generated intangible assets, excluding capitalized development costs, are recognized in profit or loss when incurred.

According to management's assessment, intangible assets have a finite useful life. The assets are amortized over their useful life using the straight-line method and reviewed for impairment whenever there is an indication that the asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for prospectively as changes in accounting estimates. The amortization of intangible assets with finite useful lives is recognized in profit or loss.

Gains or losses arising from the derecognition of an intangible asset are determined as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in profit or loss.

The useful life of intangible assets is as follows:

	Years
Developments costs	5 - 10
Computer software	5
Contracts	6.75
Customer relations	10
Information technology	6

Research and development expenditures:

Research expenditures are recognized in profit or loss when incurred. An intangible asset arising from development or from the development phase of an internal project is

recognized if the Company can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale; the Company's intention to complete the intangible asset and use or sell it; the Company's ability to use or sell the intangible asset; how the intangible asset will generate future economic benefits; the availability of adequate technical, financial and other resources to complete the intangible asset; and the Company's ability to measure reliably the expenditure attributable to the intangible asset during its development.

The asset is measured at cost less any accumulated amortization and any accumulated impairment losses. Costs recognized as intangible assets include directly attributable costs of preparing the asset for its intended use such as cost of materials, direct labor costs, overhead.

Amortization of the asset begins when development is complete and the asset is available for use. As for the testing of impairment, see l below.

l. Impairment of non-financial assets:

The Group evaluates the need to record an impairment of the carrying amount of non-financial assets whenever events or changes in circumstances indicate that the carrying amount is not recoverable. If the carrying amount of non-financial assets exceeds their recoverable amount, the assets are reduced to their recoverable amount. The recoverable amount is the higher of fair value less costs of sale and value in use. In measuring value in use, the expected future cash flows are discounted using a pre-tax discount rate that reflects the risks specific to the asset. The recoverable amount of an asset that does not generate independent cash flows is determined for the cash-generating unit to which the asset belongs. Impairment losses are recognized in profit or loss.

An impairment loss of an asset, other than goodwill, is reversed only if there have been

changes in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized. Reversal of an impairment loss, as above, shall not be increased above the lower of the carrying amount that would have been determined (net of depreciation or amortization) had no impairment loss been recognized for the asset in prior years and its recoverable amount. The reversal of impairment loss of an asset presented at cost is recognized in profit or loss.

The following criteria are applied in assessing impairment of these specific assets:

1. Goodwill related to subsidiaries:
For the purpose of impairment testing, goodwill acquired in a business combination is allocated, at the acquisition date, to each of the Group's cash-generating units that is expected to benefit from the synergies of the combination.

The Company reviews goodwill for impairment once a year or more frequently if events or changes in circumstances indicate that there is impairment.

Goodwill is tested for impairment by assessing the recoverable amount of the cash-generating unit (or group of cash-generating units) to which the goodwill has been allocated. An impairment loss is recognized if the recoverable amount of the cash-generating unit (or group of cash-generating units) to which goodwill has been allocated is less than the carrying amount of the cash-generating unit (or group of cash-generating units). Any impairment loss is allocated first to goodwill. Impairment losses recognized for goodwill cannot be reversed in subsequent periods.

2. Development costs capitalized during the development period:
The impairment test is performed annually, on December 31, or more frequently if events or changes in circumstances indicate that there is impairment.

m. Taxes on income:

Taxes on income in the statement of comprehensive income comprise current and deferred taxes. Current or deferred taxes are recognized in the statement of income except to the extent that the tax arises from items which are recognized directly in other comprehensive income or in equity. In such cases, the tax effect is also recognized in the relevant item.

1. Current taxes:

The current tax liability is measured using the tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period as well as adjustments required in connection with the tax liability in respect of previous years.

2. Deferred taxes:

Deferred taxes are computed in respect of temporary differences between the carrying amounts in the financial statements and the amounts attributed for tax purposes.

Deferred taxes are measured at the tax rates that are expected to apply to the period when the taxes are reversed in profit or loss, comprehensive income or equity, based on tax laws that have been enacted or substantively enacted by the end of the reporting period. Deferred taxes in profit or loss represent the changes in the carrying amount of deferred tax balances during the reporting period, excluding changes attributable to items recognized outside of profit or loss.

Deferred tax assets are reviewed at the end of each reporting period and reduced to the extent that it is not probable that they will be utilized. Also, temporary differences (such as carry forward losses) for which deferred tax assets have not been recognized are reassessed and deferred tax assets are recognized to the extent that their recoverability has become probable. Any resulting reduction or reversal is recognized in the line item, "taxes on income". Taxes that would apply in the event of the disposal of investments in investees have not been taken into account in computing deferred taxes, as long as the disposal of the investments in investees is not probable in the foreseeable future. Also, deferred taxes that would apply in the event of distribution of earnings by investees as dividends have not been taken into account in computing deferred taxes, since the distribution of dividends does not involve an additional tax liability or since it is the Group's policy not to initiate distribution of dividends that triggers an additional tax liability.

All deferred tax assets and deferred tax liabilities are presented in the statement of financial position as non-current assets and non-current liabilities, respectively. Deferred taxes are offset in the statement of financial position if there is a legally enforceable right to offset a current tax asset against a current tax liability and the deferred taxes relate to the same taxpayer and the same taxation authority.

n. Share-based payment transactions:

The Company's employees are entitled to remuneration in the form of equity-settled share-based payment transactions (see details in Note 23).

Equity-settled transactions:

The cost of equity-settled transactions with employees is measured at the fair value of the equity instruments granted at grant date. The fair value is determined using a standard option pricing model, additional details are given in Note 23d. In estimating fair value, the vesting conditions (consisting of service conditions and performance conditions other than market conditions) are not taken into account. The only conditions taken into account in estimating fair value are market conditions and non-vesting conditions. As for other service providers, the cost of the transactions is measured at the fair value of the goods or services received as consideration for equity instruments. In cases where the fair value of the goods or services received as consideration of equity instruments cannot be measured, they are measured by reference to the fair value of the equity instruments granted.

The cost of equity-settled transactions is recognized in profit or loss, together with a corresponding increase in equity, during the period which the performance and/or service conditions are to be satisfied, ending on the date on which the relevant employees become fully entitled to the award ("the vesting period"). The cumulative expense recognized for equity-settled transactions at the end of each reporting period until the vesting date reflects the extent to which the vesting period has expired and the Group's best estimate of the number of equity instruments that will ultimately vest. The expense or income recognized in profit or loss represents the movement in the cumulative expense recognized at the end of the reporting period.

No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether the market condition is satisfied, provided that all other vesting conditions (service and/or performance) are satisfied.

If the Group modifies the conditions on which equity-instruments were granted, an additional expense is recognized for any modification that increases the total fair value of the share-based payment arrangement or is otherwise beneficial to the employee/other service provider at the modification date.

If a grant of an equity instrument is cancelled, it is accounted for as if it had vested on the cancellation date, and any expense not yet recognized for the grant is recognized immediately. However, if a new grant replaces the cancelled grant and is identified as a replacement grant on the grant date, the cancelled and new grants are accounted for as a modification of the original grant, as described in the previous paragraph.

o. Employee benefit liabilities:
The Group has several employee benefit plans:

1. Short-term employee benefits:
Short-term employee benefits include salaries, paid annual leave, paid sick leave, recreation and social security contributions and are recognized as expenses as the services are rendered. A liability in respect of a cash bonus or a profit-sharing plan is recognized when the Group has a legal or constructive obligation to make such payment as a result of past service rendered by an employee and a reliable estimate of the amount can be made. The short-term employee benefit liability in the statement of financial position is measured on an undiscounted basis.

2. Post-employment benefits:
The plans are normally financed by contributions to insurance companies or funds and classified as defined contribution plans or as defined benefit plans.

a) Defined contribution plans:
   The Group has defined contribution plans pursuant to Section 14 to the Severance Pay Law under which the Group pays fixed contributions and will have no legal or constructive obligation to pay further contributions if the fund does not hold sufficient amounts to pay all employee benefits relating to employee service in the current and prior periods.
   Contributions to a defined contribution plan in respect of severance or retirement pay are recognized as an expense when contributed concurrently with performance of the employee's services.
b) Defined benefit plans:
   The Group operates a defined benefit plan in respect of severance pay pursuant to the Severance Pay Law in Israel. According to the Law, employees are entitled to severance pay upon dismissal or retirement. The liability for termination of employee-employer relation is measured using the

85

projected unit credit method. The actuarial assumptions include rates of employee turnover and future salary increases based on the estimated timing of payment. The amounts are presented based on discounted expected future cash flows using a discount rate determined by reference to market yields at the reporting date on high quality corporate bonds that are linked to the Consumer Price Index with term of the benefit obligation.

In respect of its severance pay obligation to certain of its employees, the Group makes current deposits in pension funds and insurance companies ("the plan assets"). Plan assets comprise assets held by a long-term employee benefit fund or qualifying insurance policies. Plan assets are not available to the Group's own creditors and cannot be returned directly to the Group.

When the Company has a surplus in a defined benefit plan, it shall measure the net defined benefit asset up to the present value of economic benefits available to the Company in the form of refunds from the plan or reductions in future contributions to the plan. An economic benefit is available to the Company when it can be utilized during the life of the plan or after the obligation is settled taking into account minimum contribution requirements.

If the Company's minimum contribution requirements consist of an obligation to make contributions for past services, the Company recognizes the obligation as long as these contributions will not be available in the form of a refund or a reduction in future contributions

The liability for employee benefits presented in the balance sheet reflects the present value of the defined benefit obligation less the fair value of the plan assets (see details in Note 19).

Remeasurements of the net liability are recognized as other comprehensive income (loss) in the period in which they occur.

p. Treasury shares:

Company shares held by the Company are recognized at cost of purchase and deducted from equity. Any gain or loss arising from a purchase, sale, issue or cancellation of treasury shares is recognized directly in equity.

q. Revenue recognition:

Revenue recognition:

Revenue from contracts with customers is recognized when the control over the goods or services is transferred to the customer. The transaction price is the amount of the consideration that is expected to be received based on the contract terms, excluding amounts collected on behalf of third parties (such as taxes).

Revenue from rendering of services:

Revenue from rendering of services is recognized over time, during the period the customer simultaneously receives and consumes the benefits provided by the Company's performance. Revenue is recognized in the reporting periods in which the services are rendered. Revenues from the installation fees are recognized as the installation is performed.

The Company charges its customers based on payment terms agreed upon in specific agreements. When payments are made before or after the service is performed, the Company recognizes the resulting contract asset (income receivable) or liability (deferred revenues) and recognizes revenue in profit or loss when the work is performed. The Company has elected to apply the practical expedient allowed by the Standard and does not separate the financing component in transactions in which the period between receipt of the advance payment and the performance of the service is expected to be less than one year.

Revenue from the sale of telemedicine devices:

Revenue from sale of telemedicine devices is recognized in profit or loss at the point in time when the control of the goods is transferred to the customer, generally upon delivery of the goods to the customer.

Costs of obtaining a contract:

Costs incurred in obtaining subscription contracts which would not have been incurred if the contract had not been obtained (incremental costs) and which the Company expects to recover are recognized as an asset (prepaid expenses). The asset is amortized over the estimated average service period of subscriber contracts, adjusted for cancellations.

r. Interest income:

Interest income on financial assets is recognized as it accrues using the effective interest method.

s. Earnings per share:

Basic earnings per share are calculated by dividing the net income attributable to equity holders of the Company by the weighted number of Ordinary shares outstanding during the period.

For diluted earnings per share, the weighted average of shares outstanding is adjusted, assuming conversion of potential dilutive shares (employee options), except when such conversion has an anti-dilutive effect.

t. Provisions:

A provision in accordance with IAS 37 is recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the effect is material, provisions are measured according to the estimated future cash flows discounted using a pre-tax interest rate that reflects the market assessments of the time value of money and, where appropriate, those risks specific to the liability.

The amount recognized as a provision should be the best estimate of the expenditure required

to settle the present obligation at the end of the reporting period. The best estimate of the expenditure required to settle the present obligation is the amount that the Company would rationally pay to settle the obligation at the end of the reporting period or to transfer it to a third party at that time. Where the provision being measured involves a large population of items, the obligation is estimated by weighting all possible outcomes by their associated probabilities. Where a single obligation is being measured, the individual most likely outcome may be the best estimate of the provision

u. Advertising expenses:

Expenditures incurred on advertising, marketing or promotional activities, such as production of catalogues and promotional pamphlets, are recognized as an expense when the Group has the right of access to the advertising goods or when the Group receives those services.

v. Presentation of statement of comprehensive income:

The Group has elected to present a single statement of comprehensive income which includes both the items of the statement of income and the items of other comprehensive income.

w. Fair value measurement:

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Fair value measurement is based on the assumption that the transaction will take place in the asset's or the liability's principal market, or in the absence of a principal market, in the most advantageous market.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

87

NOTES TO CONSOLIDATED STATEMENTS U.S. dollars in thousands

Fair value measurement of a non-financial asset takes into account a market participant's ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities measured at fair value or for which fair value is disclosed are categorized into levels within the fair value hierarchy based on the lowest level input that is significant to the entire fair value measurement:

Level 1 -	quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2 -	inputs other than quoted prices included within Level 1 that are observable directly or indirectly.
Level 3 -	inputs that are not based on observable market data (valuation techniques which use inputs that are not based on observable market data).

x. Exchange rates and linkage basis:

Data regarding Israeli CPI and exchange rates of the U.S. dollar, the Euro and the Swiss Franc in relation to the NIS is as follows:

	Israeli	Exchange rate of		
	CPI	€	U.S. $	CHF
For the year ended	Points*	NIS		
December 31, 2022	241.4	3.75	3.52	3.82
December 31, 2021	229.4	3.52	3.11	3.40
December 31, 2020	223.1	3.94	3.21	3.65
Change during the year	%			
2022	5.2	6.5	13.2	12.4
2021	2.8	(10.7)	(3.1)	(6.8)

* The index on an average basis of 1993 = 100.

y. Changes in accounting policies - initial application of new financial reporting and accounting standards and amendments to existing financial reporting and accounting standards:

1. Amendment to IAS 16, "Property, Plant and Equipment":

In May 2020, the IASB issued an amendment to IAS 16, "Property, Plant and Equipment" ("the Amendment"). The Amendment prohibits a company from deducting from the cost of property, plant and equipment ("PP&E") consideration received from the sales of items produced while the company is preparing the asset for its intended use. Instead, the company should recognize such consideration and related costs in profit or loss.

The Amendment is effective for annual reporting periods beginning on or after January 1, 2022. The Amendment is applied retrospectively, but only to items of PP&E made available for use on or after the beginning of the earliest period presented in the financial statements in which the company first applies the Amendment.

The cumulative effect of initially applying the Amendment is recognized as an adjustment to the opening balance of retained earnings (or other component of equity, as applicable) at the beginning of the earliest period presented.

The application of the Amendment did not have a material impact on the Company's financial statements.

2. Amendment to IAS 37, "Provisions, Contingent Liabilities and Contingent Assets":

In May 2020, the IASB issued an amendment to IAS 37, regarding which costs a company should include when assessing whether a contract is onerous ("the Amendment").

According to the Amendment, costs of fulfilling a contract include both the incremental costs

NOTES TO CONSOLIDATED STATEMENTS U.S. dollars in thousands

(for example, raw materials and direct labor) and an allocation of other costs that relate directly to fulfilling a contract (for example, depreciation of an item of property, plant and equipment used in fulfilling the contract).

The Amendment is effective for annual periods beginning on or after January 1, 2022 and applies to contracts for which all obligations in respect thereof have not yet been fulfilled as of January 1, 2022. The application of the Amendment does not require of property, plant and equipment the restatement of comparative data. Instead, the opening balance of retained earnings on the date of initial application date is adjusted for the cumulative effect of the Amendment.

As a result of the application of the Amendment, the Company now includes both incremental costs and certain other costs in determining whether a contract is onerous whereas before the Amendment, the Company only included incremental costs in the determination. Accordingly, the Company evaluated the effect of the application of the Amendment on contracts whose entire obligations have not been fulfilled as of January 1, 2022 and concluded that it is unnecessary to recognize any onerous contracts in respect thereof.

3. Annual improvements to IFRSs 2018-2020:

In May 2020, the IASB issued certain amendments in the context of the Annual Improvements to IFRSs 2018-2020 Cycle. The main amendment is to IFRS 9, "Financial Instruments" ("the Amendment"). The Amendment clarifies which fees a company should include in the "10% test" described in paragraph B3.3.6 of IFRS 9 when assessing whether the terms of a debt instrument that has been modified or exchanged are substantially different from the terms of the original debt instrument.

According to the Amendment, fees paid net of any fees received that are included in the cash flows are only those fees paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other's behalf.

The Amendment is effective for annual periods beginning on or after January 1, 2022. The Amendment is applied to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the Amendment, that is from January 1, 2022.

NOTE 3 | SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS USED IN PREPARATION OF THE FINANCIAL STATEMENTS

Significant accounting judgments, estimates and assumptions used in the preparation of the financial statements:

a. Judgments:

In the process of applying the significant accounting policies, the Group has made the following judgments which have the most significant effect on the amounts recognized in the financial statements:

— **Capitalization of development costs**
Development costs are capitalized in accordance with the accounting policy described in Note 2k, which is based on the criteria set forth in IAS 38. The assessment of whether development costs meet the criteria for recognition as an intangible asset requires significant management judgment, in particular with respect to technical feasibility, generation of future economic benefits, and ability to measure reliably the costs attributable to the intangible asset.

b. Estimates and assumptions:

The preparation of these financial statements requires management to make estimates

and assumptions that have an effect on the application of the accounting policies and on the reported amounts of assets, liabilities, revenues and expenses. In determining its accounting estimates, management relies on past experience, various underlying facts, external factors and reasonable assumptions, based on the relevant circumstances. These estimates and underlying assumptions are reviewed regularly. Changes in accounting estimates are reported in the period of the change in estimate.

The key assumptions made in the financial statements concerning uncertainties at the end of the reporting period and the critical estimates computed by the Group that may result in a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

— **Impairment of goodwill:**

The Group reviews goodwill for impairment at least once a year. This requires management to make an estimate of the projected future cash flows from the continuing use of the cash-generating unit to which the goodwill is allocated and also to choose a suitable discount rate for those cash flows. Further details are given in Notes 21 and 12.

— **Deferred tax assets:**

Deferred tax assets are recognized for unused carry forward tax losses and temporary differences to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and level of future taxable profits together with future tax planning strategies. Further details are given in Notes 2m and 20c.

NOTE 4 | DISCLOSURE OF NEW STANDARDS IN THE PERIOD PRIOR TO THEIR ADOPTION

a. Amendment to IAS 1, "Presentation of Financial Statements":

Ina. Amendment to IAS 1, "Presentation of Financial Statements":

In January 2020, the IASB issued an amendment to IAS 1, "Presentation of Financial Statements" regarding the criteria for determining the classification of liabilities as current or non-current ("the Original Amendment"). In October 2022, the IASB issued a subsequent amendment ("the Subsequent Amendment").

According to the Subsequent Amendment:
- Only covenants with which an entity must comply on or before the reporting date will affect a liability's classification as current or non-current.
- An entity should provide disclosure when a liability arising from a loan agreement is classified as non-current and the entity's right to defer settlement is contingent on compliance with future covenants within twelve months from the reporting date. This disclosure is required to include information about the covenants and the related liabilities. The disclosures must include information about the nature of the future covenants and when compliance is applicable, as well as the carrying amount of the related liabilities. The purpose of this information is to allow users to understand the nature of the future covenants and to assess the risk that a liability classified as non-current could become repayable within twelve months. Furthermore, if facts and circumstances indicate that an entity may have difficulty in complying with such covenants, those facts and circumstances should be disclosed.

According to the Original Amendment, the conversion option of a liability affects the classification of the entire liability as current or

90

NOTES TO CONSOLIDATED STATEMENTS U.S. dollars in thousands

non-current unless the conversion component is an equity instrument.

The Original Amendment and Subsequent Amendment are both effective for annual periods beginning on or after January 1, 2024 and must be applied retrospectively. Early application is permitted.

The Company is evaluating the effects of the Amendments on its financial statements.

b. Amendment to IAS 8, "Accounting Policies, Changes to Accounting Estimates and Errors":
In February 2021, the IASB issued an amendment to IAS 8, "Accounting Policies, Changes to Accounting Estimates and Errors" ("the Amendment"), in which it introduces a new definition of "accounting estimates".

Accounting estimates are defined as "monetary amounts in financial statements that are subject to measurement uncertainty". The Amendment clarifies the distinction between changes in accounting estimates and changes in accounting policies and the correction of errors.

The Amendment is to be applied prospectively for annual reporting periods beginning on or after January 1, 2023 and is applicable to changes in accounting policies and changes in accounting estimates that occur on or after the start of that period. Early application is permitted.

c. Amendment to IAS 12, "Income Taxes":
In May 2021, the IASB issued an amendment to IAS 12, "Income Taxes" ("IAS 12"), which narrows the scope of the initial recognition exception under IAS 12.15 and IAS 12.24 ("the Amendment").

According to the recognition guidelines of deferred tax assets and liabilities, IAS 12 excludes recognition of deferred tax assets and liabilities in respect of certain temporary differences arising from the initial recognition of certain transactions. This exception is referred to as the "initial recognition exception". The Amendment narrows the scope of the initial recognition exception and clarifies that it does not apply to the recognition of deferred tax assets and liabilities arising from transactions that are not a business combination and that give rise to equal taxable and deductible temporary differences, even if they meet the other criteria of the initial recognition exception.

The Amendment applies for annual reporting periods beginning on or after January 1, 2023, with earlier application permitted. In relation to leases and decommissioning obligations, the Amendment is to be applied commencing from the earliest reporting period presented in the financial statements in which the Amendment is initially applied. The cumulative effect of the initial application of the Amendment should be recognized as an adjustment to the opening balance of retained earnings (or another component of equity, as appropriate) at that date.

The Company estimates that the initial application of the Amendment is not expected to have a material impact on its financial statements.

NOTE 5 | ACQUISITION OF SUBSIDIARIES

a. On January 25, 2021 the Company's German subsidiary closed on the acquisition of 100% of Jumedi GmbH. The cash consideration paid was immaterial. Jumedi GmbH is a developer of a modular system for digital health applications (DiGA) and of "CareDoc" an innovative hybrid CRM system with integrated medical app, mainly being used by Healthcare Insurance companies in Germany. Jumedi GmbH was founded in 2017, employs about 20 people, mainly Software and IT Solutions developers. Following the closing, Mr. Linus Drop who founded Jumedi in 2017 and served as its Managing Director was appointed as Co-Managing Director of SHL German Operation.

91

NOTES TO CONSOLIDATED STATEMENTS U.S. dollars in thousands

b. On August 24, 2021, the Company signed an agreement to acquire 70% of the Mediton Group companies, a leading provider of B2B healthcare services in Israel in the field of diagnostics, preventive medicine, and medical opinions to institutional customers, including Israeli blue-chip companies, government institutions including the Israeli Social Security and Ministry of Defense, all four sick funds and to insurance companies.

The Company acquired a 70% interest in Mediton Group for approx. NIS 84 million ($26 million) and financed the acquisition from cash on hand and long-term bank financing (see Note 15 below). The transaction includes the grant of a put option to, and the receipt of a call option from, the non-controlling interest that upon exercise of the put option or call option will result in the acquisition by the Company of the remaining 30% interest in Mediton Group in approximately four to five years from closing. The exercise price of the put option and call option is based on a multiple of EBITDA of Mediton Group as defined in the acquisition agreement. The Mediton Group will continue to operate under its current leadership.

The Group has elected to measure the non-controlling interests in the acquiree at the proportionate share of the non-controlling interests of the fair value of the acquiree's net identifiable assets.

For more details see Note 18h.

The fair value of the identifiable assets and liabilities of Mediton Group and Jumedi on the respective acquisition dates based on valuations prepared by an external valuation specialist:

	Fair value**
	USD
Cash and cash equivalents	29
Trade receivables	3,424
Other receivables	685
Property, plant and equipment	807
Deferred tax assets	300
Right of use assets	3,509
Intangible assets	*15,594
	24,348
Trade payables	(668)
Other payables	(2,492)
Short-term loans from banks	(390)
Employee benefit liabilities	(985)
Lease liabilities	(3,510)
Deferred tax liability	(3,656)
	(11,701)
Net identifiable assets	12,647
Non-controlling interests	(3,673)
Put liability, net	(185)
Goodwill arising on acquisition	*18,563
Total purchase cost	**27,352**

* After reclassification of $ 768 from other intangible assets to goodwill

Cash and cash equivalents acquired with the acquiree at the acquisition date	29
Cash paid	(27,352)
Net cash	**(27,323)**

From the acquisition date, the acquired companies contributed net profit of $378 to the consolidated net loss and $8,775 to the consolidated revenues. For 2021, if the business combination had taken place at the beginning of the year, the consolidated net loss would have been $13,383 and the consolidated revenues would have been $64,273 for the year 2021.

The goodwill arising on acquisition is attributed to the expected benefits from the synergies

NOTES TO CONSOLIDATED STATEMENTS U.S. dollars in thousands

of the combination of the activities of the Company and the acquiree.

The goodwill recognized is not deductible for income tax purposes.

** The fair value as of the acquisition date in 2021 was based on a provisional assessment. During 2022 the purchase price allocation ("PPA") was completed, and it was determined that trade payables as of the acquisition date should be increased by $581, with a corresponding decrease of $174 in non-controlling interests and increase of $407 in goodwill. This PPA adjustment has no material effect on profit or loss. Due to immateriality, the PPA adjustment has been recorded in the 2022 financial statements.

NOTE 6 | CASH AND CASH EQUIVALENTS

	December 31,	
	2022	2021
Cash in banks (mainly in EUR)	4,377	14,269
Short-term deposits (in NIS)	106	576
	4,483	14,845

NOTE 7 | SHORT-TERM INVESTMENTS

	December 31,	
	2022	2021
Marketable securities:		
Financial assets at fair value through profit or loss (mainly in USD)		
Corporate bonds	4,033	9,729
Government bonds and loans	392	2,046
Shares	784	2,616
Exchange Traded Funds	3,308	2,826
	8,517	17,217
Short-term deposits	5,700	-
	14,217	17,217

NOTE 8 | TRADE RECEIVABLES

	December 31,	
	2022	2021
Accounts receivable[1]	7,596	7,959
Other	201	203
Allowance for doubtful accounts	-	(32)
	7,797	8,130

1 The terms of billed accounts receivable are generally 30-60 days. As of December 31, 2022 and 2021, there were no material billed receivables that were past due.

NOTE 9 | PREPAID EXPENSES

Amortization of prepaid expenses (costs of obtaining contracts – see Note 2p) amounted to $788 in the year ended December 31, 2022 (2021- $852).

NOTE 10 | OTHER ACCOUNTS RECEIVABLE

	December 31,	
	2022	2021
Interest receivable	190	44
Government authorities	616	642
Advances to supplies	54	176
Prepaid expenses	469	412
Others	583	194
	1,912	1,468

NOTES TO CONSOLIDATED STATEMENTS U.S. dollars in thousands

NOTE 11 | PROPERTY AND EQUIPMENT

	Computers and peripheral equipment	Medical equipment	Office furniture and equipment	Motor vehicles and ambulances	Leasehold improvements	Devices on loan	Total
Cost:							
Balance as of January 1, 2021	17,537	5,821	2,168	2,349	3,241	45,532	76,648
Additions during the year	478	-	27	6	73	49	633
Disposals during the year	-	-	-	-	-	(559)	(559)
Transfer from inventory, net	-	-	-	-	-	422	422
Initially consolidated company	102	128	149	63	359	-	801
Currency translation differences	217	201	6	80	104	1,126	1,734
Balance as of December 31, 2021	18,334	6,150	2,350	2,498	3,777	46,570	79,679
Additions during the year	479	31	153	4	598	395	1,660
Disposals during the year	(4)	-	(64)	(2)	-	(1,106)	(1,176)
Transfer from inventory, net	-	-	-	-	-	564	564
Currency translation differences	(1,953)	(715)	(241)	(290)	(445)	(5,232)	(8,876)
Balance as of December 31, 2022	**16,856**	**5,466**	**2,198**	**2,210**	**3,930**	**41,191**	**71,851**
Accumulated depreciation:							
Balance as of January 1, 2021	16,643	5,800	1,645	2,040	2,992	44,177	73,297
Additions during the year	422	21	96	29	59	376	1,003
Disposals during the year	-	-	-	-	-	(260)	(260)
Impairment (see Note 24g)	-	-	-	-	-	(118)	(118)
Transfer from inventory, net	-	-	-	-	-	4	4
Currency translation differences	227	197	15	70	101	1,118	1,728
Balance as of December 31, 2021	17,292	6,018	1,756	2,139	3,152	45,297	75,654
Additions during the year	385	42	100	36	158	388	1,109
Disposals during the year	(4)	-	(64)	(2)	-	(1,054)	(1,124)
Transfer from inventory, net	-	-	-	-	-	7	7
Currency translation differences	(1,852)	(701)	(181)	(250)	(364)	(5,099)	(8,447)
Balance as of December 31, 2022	**15,821**	**5,359**	**1,611**	**1,923**	**2,946**	**39,539**	**67,199**
Depreciated cost as of December 31, 2022	**1,035**	**107**	**587**	**287**	**984**	**1,652**	**4,652**
Depreciated cost as of December 31, 2021	**1,042**	**132**	**594**	**359**	**625**	**1,273**	**4,025**

NOTES TO CONSOLIDATED STATEMENTS U.S. dollars in thousands

NOTE 12 | GOODWILL AND INTANGIBLE ASSETS, NET

	Development costs	Contracts and others	Customer relations	Information Technology	Total other intangible assets	Goodwill[1]
As of January 1, 2022, net of accumulated amortization	5,309	-	14,929	549	20,787	37,508
Additions during the year	5,243	-	-	-	5,243	-
Amortization during the year	(1,829)	-	(1,526)	(102)	(3,457)	-
PPA adjustments (see Note 5)	-	-	-	-	-	407
Currency translation differences	(449)	-	(1,666)	(33)	(2,148)	(4,170)
As of December 31, 2022, net of accumulated amortization	**8,274**	**-**	**11,737**	**414**	**20,425**	**33,745**
As of December 31, 2022:						
Cost	46,961	7,488	16,510	621	71,580	33,745
Accumulated amortization	(38,687)	(7,488)	(4,773)	(207)	(51,155)	-
Net carrying amount	**8,274**	**-**	**11,737**	**414**	**20,425**	**33,745**

	Development costs	Contracts and others	Customer relations	Information Technology	Total other intangible assets	Goodwill[1]
As of January 1, 2021, net of accumulated amortization	4,090	578	-	-	4,668	18,168
Additions during the year	2,633	-	-	-	2,633	-
Initially consolidated company	-	-	14,889	705	15,594	18,563
Amortization during the year	(1,243)	(557)	(413)	(118)	(2,331)	-
Currency translation differences	(171)	(21)	453	(38)	223	777
As of December 31, 2021, net of accumulated amortization	**5,309**	**-**	**14,929**	**549**	**20,787**	**37,508**
As of December 31, 2021:						
Cost	46,489	7,947	18,010	659	73,105	37,508
Accumulated amortization	(41,180)	(7,947)	(3,081)	(110)	(52,318)	-
Net carrying amount	**5,309**	**-**	**14,929**	**549**	**20,787**	**37,508**

1 The recoverable amount of the cash generating units to which the goodwill mainly relates has been determined based on a value in use calculation using cash flow projections from financial budgets approved by senior management covering a five-year period.

The carrying amount of the goodwill has been allocated to the following cash generating units:

	December 31, 2022	December 31, 2021
Israel Telemedicine	3,044	3,445
Israel – Mediton	16,606	18,350
Germany	14,095	15,713
	33,745	37,508

In 2022 the goodwill perviously allocated to International (primarly comprised of Germany) was reallocated wholly to Germany.

The recoverable amount of each of the cash generating units has been determined based on a value in use calculation using cash flow projections from financial budgets and forecasts approved by senior management covering a five-year period. The key assumptions used in the value in use calculations are the (i) discount rate (ii) growth rate of revenues in the 5 year forecast period subsequent to end of the reporting period, and (iii) growth rates used to extrapolate cash flows beyond the forecast period.

The pre-tax discount rate applied to cash flow projections are as follows:

	December 31, 2022	December 31, 2021*
Israel Telemedicine	19.1%	17.9%
Israel – Mediton	18.3%	17.7%
Germany	16.8%	13.9%

* Revised to reflect pre-tax discount rates.

NOTES TO CONSOLIDATED STATEMENTS U.S. dollars in thousands

The average growth rate of revenues in the 5 year forecast period subsequent to the end of the reporting period, are as follows:

	December 31,	
	2022	2021
Israel Telemedicine	4%	3%
Israel – Mediton	5.4%	5.8%
Germany	13.8%	16.1%

The cash flows beyond the 5-year period are extrapolated using the following growth rates:

	December 31,	
	2022	2021
Israel Telemedicine	3.2%	3%
Israel – Mediton	3.2%	3%
Germany	3%	2.5%

The recoverable amounts, based on value in use, of each of the cash generating units exceeds their carrying amounts.

Other than described below, management of the Group believes that no reasonably possible changes in any of the above key assumptions would cause the carrying amount of a cash generating unit to materially exceed its recoverable amount.

As of December 31, 2022, the estimated recoverable amount of the CGU Germany exceeds its carrying amount by $3 million. The changes in the following assumptions used in the value in use calculations would result in the carrying amount to equal the recoverable amount:

- Pre-tax discount rate of 18.2%.
- Long term growth rate of 0.8% or lower.
- Reduction in the annual growth rate in fiscal years 2024-2027 of -1.7%.

As of December 31, 2022, the estimated recoverable amount of the CGU Mediton exceeds its carrying amount by $1.5 million. The changes in the following assumption used in the value in use calculations would result in the carrying amount to equal the recoverable amount:

- Pre-tax discount rate of 18.9%.
- Long term growth rate of 2.1% or lower.
- Reduction in the annual growth rate in fiscal years 2024-2027 of -8.1%.

NOTE 13 | LEASES

Disclosures for leases in which the Company acts as lessee:

The Company has entered into leases of buildings and motor vehicles which are used for the Company's operations.

Leases of buildings have lease terms of between 6 and 11 years whereas leases of vehicles have lease terms of 3 years.

Some of the leases entered into by the Company include extension and/or termination options and variable lease payments.

a. Information on leases:

	Year ended December 31,	
	2022	2021
Interest expense on lease liabilities	361	378
Expenses relating to short-term leases	25	25
Total cash outflow for leases	2,808	2,546

b. Lease extension and termination options:

The Company has leases that include extension and termination options. These options provide flexibility in managing the leased assets and align with the Company's business needs.

The Company exercises significant judgement in deciding whether it is reasonably certain that the extension and termination options will be exercised.

The Company generally includes in the lease term the exercise of extension options existing in the lease agreements when it is reasonably certain that the extension option will be exercised. In these leases, the Company usually exercises the extension option to avoid a significant adverse impact to its operating activities in the event that an alternative asset is not available immediately upon termination of the noncancelable lease period.

In leases of motor vehicles, the Company does not include in the lease term the exercise of extension options since the Company does not

NOTES TO CONSOLIDATED STATEMENTS U.S. dollars in thousands

ordinarily exercise options that extend the lease period beyond 5 years.

Lease terms that include termination options will include the period covered by the termination option when it is reasonably certain that the termination option will not be exercised.

Following are details of potential future undiscounted lease payments for periods covered by extension or termination options that were not included in the measurement of the Company's lease liabilities:

| | More than 5 years | |
| | December 31, | |
	2022	2021
Lease payments applicable in extension option periods which as of the end of the reporting period are not reasonably certain to be exercised	2,472	2,665

c. Disclosures in respect of right-of-use assets:

	Buildings	Motor vehicles	Total
Cost:			
Balance as of January 1, 2022	16,089	1,078	17,167
Additions during the year:			
New leases	950	475	1,425
Adjustments for indexation	266	30	296
Disposals	(55)	-	(55)
Currency translation differences	(1,406)	(134)	(1,540)
Balance as of December 31, 2022	**15,844**	**1,449**	**17,293**
Accumulated depreciation:			
Balance as of January 1, 2022	3,384	770	4,154
Additions during the year:			
Depreciation and amortization	2,248	321	2,569
Disposals	(29)	-	(29)
Currency translation differences	(345)	(94)	(439)
Balance as of December 31, 2022	**5,258**	**997**	**6,255**
Depreciated cost at December 31, 2022	**10,586**	**452**	**11,038**
Cost:			
Balance as of January 1, 2021	12,989	1,105	14,094
Additions during the year:			
Initially consolidated company	3,532	-	3,532
New leases	33	79	112
Adjustments for indexation	89	-	89
Disposals	-	(120)	(120)
Currency translation differences	(554)	14	(540)
Balance as of December 31, 2021	**16,089**	**1,078**	**17,167**
Accumulated depreciation:			
Balance as of January 1, 2021	1,802	436	2,238
Additions during the year:			
Depreciation and amortization	1,652	396	2,048
Disposals	-	(78)	(78)
Currency translation differences	(70)	16	(54)
Balance as of December 31, 2021	**3,384**	**770**	**4,154**
Depreciated cost at December 31, 2021	**12,705**	**308**	**13,013**

NOTES TO CONSOLIDATED STATEMENTS U.S. dollars in thousands

NOTE 14 | CREDIT FROM BANKS

	Interest rate[1] %	December 31, 2022	2021
Credit from banks:			
NIS - unlinked		-	-
Current maturities of long-term loans (see Note 15)	Prime[1] + 1.05	2,169	1,798
		2,169	**1,798**

1 The Prime rate as of December 31, 2022 – 4.75% (December 31, 2021 – 1.6%).

NOTE 15 | LONG-TERM LOANS

a. On August 29, 2021, the Company signed an agreement with a bank in Israel to obtain a long-term loan in the amount of NIS 59 million (approximately $18,000) for a period of 7 years and 9 months. The loan is denominated in NIS and bears an annual interest rate of prime + 1.05% (2.65% as of the signing date). The loan will be repaid in 28 quarterly installments following an initial moratorium period of 9 months.

The loan agreement includes certain financial covenants related to the Company's Israeli operations, as follows: (i) tangible equity of at least NIS 40 million; (ii) tangible equity to total tangible assets of at least 40%; and (iii) net debt to EBITDA of 3.5 at the maximum. As of December 31, 2022 the Company is in compliance with these covenants.

b. Composition:

	December 31, 2022	2021
Long-term loan	15,177	18,971
Less – current maturities	2,169	1,798
Balance	**13,008**	**17,173**

NOTE 16 | DEFERRED REVENUES

Deferred revenues are in respect of contracts in which the period between receipt of the advance payment and the performance of the service is expected to be less than one year.

NOTE 17 | OTHER PAYABLES

	December 31, 2022	2021
Employees and payroll accruals	4,562	4,223
Accrued expenses	2,090	2,127
Liability for underwriter – see Note 18	1,131	1,021
VAT to customers and suppliers	399	572
Government authorities	640	542
Other	416	435
	9,238	**8,920**

NOTES TO CONSOLIDATED STATEMENTS U.S. dollars in thousands

NOTE 18 | FINANCIAL INSTRUMENTS

Financial assets and liabilities:

	Carrying amount December 31,	
	2022	2021
Financial assets at amortized cost:		
Cash and cash equivalents	4,483	14,845
Short-term deposits	5,700	-
Trade receivables	7,797	8,130
Other accounts receivable	1,912	1,468
Long term deposits	423	445
Total	**20,315**	**24,888**
Financial assets at fair value through profit or loss:		
Call option from non-controlling investors	245	-
Short-term investments	8,517	17,217
Total	**8,762**	**17,217**
Financial liabilities at amortized cost:		
Credit from banks and others	2,169	1,798
Trade payables	3,757	2,885
Other payables	8,110	7,899
Loans from banks	13,008	17,173
Lease liabilities	11,565	13,530
Total	**38,609**	**43,285**
Financial liabilities at fair value through profit or loss:		
Liability for share options	7,164	17,220
Other payables - liability to underwriters	1,131	1,021
Put option to non-controlling interests	-	67
Total	**8,295**	**18,308**

The main risks arising from the Group's financial instruments are credit risk, foreign currency risk, interest rate risk, market risk and liquidity risk. The Board of Directors reviews and agrees on policies for managing each of these risks, which are summarized below.

a. Concentration of credit risks:

Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash, cash equivalents, and trade receivables. Cash and cash equivalents are deposited with major banks. Management believes that the financial institutions that hold the Group's investments are financially sound, and, accordingly, minimal credit risk exists with respect to these investments.

The Group's trade receivables mainly derived from sales to customers in Germany and Israel. The Group has adopted credit policies and standards intended to accommodate industry growth and inherent risk. Management believes that credit risks are moderated by the diversity of its end customers. The Group performs ongoing credit evaluations of its customers' financial condition and requires collateral as deemed necessary. An estimate for doubtful accounts is made when collection of the full amount is no longer probable.

b. Foreign currency risk:

The Group is subject to foreign exchange risk as it holds cash and cash equivalents and short-term investments in foreign currency as the Group purchases its devices in foreign currency. Group management regularly monitors its foreign exchange risk and attempts to limit such risks by making adequate decisions regarding cash and credit positions.

Foreign currency sensitivity analysis:

The following table demonstrates the sensitivity test to a reasonably possible change in USD and EUR exchange rates, with all other variables held constant. The impact on the Company's profit before tax is due to changes in the fair value of monetary assets. The Company's exposure to foreign currency changes for all other currencies is immaterial.

NOTES TO CONSOLIDATED STATEMENTS U.S. dollars in thousands

	Change in USD rate	Effect on profit tax
2022	+5%	(320)
	-5%	320
2021	+5%	(347)
	-5%	347

	Change in EUR rate	Effect on profit tax
2022	+5%	(38)
	-5%	38
2021	+5%	(252)
	-5%	252

c. Market risk:

The Group has investments in marketable financial instruments that commencing from March 31, 2020 are classified as Financial assets at fair value through profit or loss in respect of which the Group is exposed to risk of fluctuations in the security price that is determined by reference to the quoted market price (level 1 of the fair value hierarchy). As of December 31, 2022, the balance of these investments is $8,517.

The following table demonstrates the sensitivity to a reasonably possible change in the market price with all other variables held constant, of the Group's profit before tax (due to changes in the carrying amount of marketable securities).

	Increase/decrease in price	Effect on profit before tax
2022	+5%	426
	-5%	(426)
2021	+5%	861
	-5%	(861)

d. Fair value of financial instruments not measured at fair value:

The carrying amounts of cash and cash equivalents, trade and other receivables, short-term credit from banks, trade payables and other accounts payable approximate their fair value due to the short-term maturity of such instruments. The carrying amount of long-term bank loan approximates the fair value as the interest rate is variable.

Management believes that the carrying amount of long-term deposits approximate their fair value.

e. Interest rate risk:

The Group's exposure to the risk of changes in market interest rates relates primarily to the Group's debt obligations with floating interest rates.

The effect of reasonably possible increase of 5% of the interest rate on the Group's profit before tax is not material.

f. Liquidity risk:

The Group monitors its risk to a shortage of funds using a recurring liquidity planning tool. This tool considers the maturity of both its financial investments and financial assets and projected cash flows from operations.

The Group has long-term lease liabilities repayable in monthly equal installments until March, 2029.

Total aggregate contractual undiscounted payments including interest amounts to approximately $12,312.

The table below summarizes the maturity profile of the Group's financial liabilities based on contractual undiscounted payments (including interest payments):

NOTES TO CONSOLIDATED STATEMENTS U.S. dollars in thousands

	Less than one year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	> 5 years	Total
December 31, 2022:							
Trade payables	3,757	-	-	-	-	-	3,757
Accrued expenses	2,090	-	-	-	-	-	2,090
PUT option*	-	-	11,289	-	-	-	11,289
Liability for underwriter	1,131	-	-	-	-	-	1,131
Lease liabilities	2,478	2,294	1,932	1,726	3,608	274	12,312
Loans from bank	3,002	2,933	2,861	2,788	2,714	3,927	18,225
	12,458	**5,227**	**16,082**	**4,514**	**6,322**	**4,201**	**48,804**
December 31, 2021:							
Trade payables	2,885	-	-	-	-	-	2,885
Accrued expenses	2,150	-	-	-	-	-	2,150
PUT option*	-	-	-	11,633	-	-	11,633
Liability for underwriter	1,021	-	-	-	-	-	1,021
Lease liabilities	2,757	2,389	2,163	1,840	1,707	3,742	14,598
Loans from bank	2,289	2,885	2,885	2,884	2,884	7,212	21,039
	11,102	**5,274**	**5,048**	**16,357**	**4,591**	**10,954**	**53,326**

* Estimated gross cash outflow assuming that option will be exercised at earliest possible date.

g. Changes in liabilities arising from financing activities:

	January 1, 2022	Cash flows	Foreign exchange movement	Other	December 31, 2022
Lease liabilities (including current maturities)	13,530	(2,447)	(1,176)	1,657	11,564
Liability for underwriters	1,021	-	(129)	239	1,131
Long term bank loan	18,971	(1,665)	(2,130)	-	15,176
Credit from banks	-	-	-	-	-
Total liabilities from financing activities	**33,522**	**(4,112)**	**(3,435)**	**1,896**	**27,871**

	January 1, 2021	Cash flows	Foreign exchange movement	Other	December 31, 2021
Lease liabilities (including current maturities)	12,235	(1,916)	(429)	*3,640	13,530
Liability for underwriters	-	-	39	982	1,021
Long term bank loan	-	18,265	706	-	18,971
Credit from banks	2,333	(2,716)	(6)	389	-
Total liabilities from financing activities	**14,568**	**13,633**	**310**	**5,011**	**33,522**

* Initially consolidated subsidiary.

NOTES TO CONSOLIDATED STATEMENTS U.S. dollars in thousands

h. Fair value:

The table below is a comparison between the carrying amount and fair value of the Company's financial instruments that are presented in the financial statements not at fair value (other than those whose amortized cost is a reasonable approximation of fair values):

Reconciliation of fair value measurements that are categorized within Level 3 of the fair value hierarchy in financial instruments:

| | Financial instruments | | | |
	Liability for Share options*	Liability to underwriters	Call (Put) option to non-contorlling interests, net	Total
Balance as of January 1, 2022	(17,220)	(1,021)	(67)	(18,308)
Issuance of Share Options				
Remeasurement recognized in:				
Profit (loss)	7,423	(240)	320	7,503
Other comprehensive income (loss)	1,618	130	(8)	1,740
Exercise of Share Options into shares	1,015	-	-	1,015
As of December 31, 2022	**(7,164)**	**(1,131)**	**245**	**(8,050)**
Presented in balance sheet:				
Call option	-	-	245	245
Other payables (short-term)	-	(1,131)	-	(1,131)
Liability for share options	**(7,164)**	**-**	**-**	**(7,164)**
Balance as of January 1, 2021	-	-	-	-
Issuance of Share Options	(7,178)	(416)	(184)	(7,778)
Remeasurement recognized in:				
Profit (loss)	(9,700)	(566)	120	(10,146)
Other comprehensive income (loss)	(661)	(39)	(3)	(703)
Exercise of Share Options into shares	319	-	-	319
As of December 31, 2021	**(17,220)**	**(1,021)**	**(67)**	**(18,308)**
Presented in balance sheet:				
Put + Call option	-	-	(67)	(67)
Other payables (short-term)	-	(1,021)	-	(1,021)
Liability for share options	**(17,220)**	**-**	**-**	**(17,220)**

* See Note 23b for information on fair value measurement

Financial Statements

NOTES TO CONSOLIDATED STATEMENTS U.S. dollars in thousands

The Company used the Monte Carlo option pricing model when estimating the fair value of the Put and Call Options granted in the acquisition of Mediton Group – see Note 5b.

The following table lists the significant inputs to the Monte Carlo model used to determine the fair value of the Put Option net of the Call option:

	December 31,	
	2022	2021
Underlying asset value	35,541	39,496
Expected volatility of the share price	36.7%-39.2%	42.0%-43.2%
Discount rate	15%	14.4%
Risk-free interest rate	3.68%	0.48%
Term of option	3.67 years	4.67 years

The following table demonstrates the effect on fair value of a reasonably possible change in the underlying asset value with all other variables held constant:

	Increase/decrease in underlying asset value	Effect on Fair value, net
2022:		
	+5%	463
	-5%	(453)
2021:		
	+5%	460
	-5%	(603)

NOTES TO CONSOLIDATED STATEMENTS U.S. dollars in thousands

NOTE 19 | EMPLOYEE BENEFIT LIABILITIES

a. Changes in the defined benefit obligation and fair value of plan assets:

2022:

| | Balance at January 1, 2022 | Expenses recognized in profit or loss | | | Payments from the plan | Gain (loss) from remeasurement in other comprehensive income | | | Effect of changes in foreign exchange rates | Contributions by employer | Balance at December 31, 2022 |
		Current service cost	Net interest expense	Total expense recognized in profit or loss for the period		Actuarial gain (loss) arising from changes in financial assumptions	Actuarial gain (loss) arising from experience adjustments	Total effect on other comprehensive income for the period			
Defined benefit obligation	(9,848)	(405)	(245)	(650)	374	775	87	862	1,109	-	(8,153)
Fair value of plan assets	7,466	-	198	198	(349)	-	(123)	(123)	(870)	336	6,658
Net defined benefit liability (asset)	(2,382)	(405)	(47)	(452)	25	775	(36)	739	239	336	(1,495)

2021:

| | Balance at January 1, 2021 | Expenses recognized in profit or loss | | | Payments from the plan | Gain (loss) from remeasurement in other comprehensive income | | | Effect of changes in foreign exchange rates | Contributions by employer | Initially consolidated company | Balance at December 31, 2021 |
		Current service cost	Net interest expense	Total expense recognized in profit or loss for the period		Actuarial gain (loss) arising from changes in financial assumptions	Actuarial gain (loss) arising from experience adjustments	Total effect on other comprehensive income for the period				
Defined benefit obligation	(7,083)	(379)	(167)	(546)	503	(194)	(66)	(260)	(275)	-	(2,186)	(9,848)
Fair value of plan assets	5,502	-	133	133	(480)	-	519	540	222	347	1,202	7,466
Net defined benefit liability (asset)	(1,581)	(379)	(34)	(413)	23	(194)	453	280	(53)	347	(984)	(2,382)

NOTES TO CONSOLIDATED STATEMENTS U.S. dollars in thousands

b. Disaggregation of the fair value of the plan assets:

	Year ended December 31,	
	2022	2021
Insurance contracts	**6,658**	**7,466**

c. The principal assumptions underlying the defined benefit plan:

	2022	2021
	%	
Discount rate	5.57	1.00-2.98
Expected rate of salary increase	2.0 - 5.92	2.00-5.70

d. Amount, timing and uncertainty of future cash flows:

Below are reasonably possible changes at the end of the reporting period in each actuarial assumption assuming that all other actuarial assumptions are constant:

	Change in defined benefit obligation	
	Year ended December 31,	
	2022	2021
Sensitivity test for changes in the expected rate of salary increase:		
The change as a result of:		
Salary increase of 6.51% (instead of 5.9%) (2021- 6.27% instead of 5.70%)	(49)	(105)
Sensitivity test for changes in the discount rate of the plan assets and liability:		
The change as a result of:		
Increase of 1 % in discount rate	(13)	57
Decrease of 1 % in discount rate	45	128

NOTE 20 | TAXES ON INCOME

a. Tax rates applicable to the income of the Group companies:

1. Companies in Israel:
The Israeli corporate income tax rate was 23% in 2022 and 2021.
The deferred taxes are computed at the average tax rate of 23% (2021 – 23%), based on the tax rates that are expected to apply upon realization.

2. Foreign subsidiaries:
The principal tax rates applicable to the major subsidiaries whose place of incorporation is outside Israel are:
The U.S. - tax at the rate of 21%.
Germany - tax at the rate of 31.4%.

b. Taxes on income included in the statements of comprehensive income:

	Year ended December 31,	
	2022	2021
Current taxes	749	236
Deferred taxes	341	259
Taxes in respect of prior years	7	(40)
	1,097	**455**

NOTES TO CONSOLIDATED STATEMENTS U.S. dollars in thousands

c. Deferred tax assets (liabilities):

Composition and changes in deferred taxes, as presented in the consolidated balance sheet, are as follows:

	Fixed and intangible assets	Employee benefit liabilities	Carry-forward tax losses	Total
Balance at January 1, 2021	(599)	517	4,371	4,289
Initially consolidated companies	(3,656)	300	-	(3,356)
Amount included in statement of comprehensive income	334	(19)	(574)	(259)
Currency translation differences	(85)	26	119	60
Balance at December 31, 2021	(4,006)	824	3,916	734
Amount included in statement of comprehensive income	498	(122)	(875)	*(499)
Currency translation differences	443	(90)	(416)	(63)
Balance at December 31, 2022	**(3,065)**	**612**	**2,625**	**172**

* $159 presented in other comprehensive income.

d. The deferred taxes are reflected in the balance sheet as follows:

	December 31,	
	2022	2021
Non-current assets	2,872	4,168
Non-current liabilities	2,700	(3,434)
	172	734

e. A reconciliation of the theoretical tax expense assuming all income is taxed at the statutory rate applicable to the income of companies in Israel, and the actual tax expense is as follows:

	Year ended December 31,	
	2022	2021
Income (loss) before taxes on income	**1,312**	**(13,469)**
Statutory tax rate in Israel	**23%**	**23%**
Tax computed at the statutory tax rate	302	(3,098)
Increase (decrease) in taxes resulting from:		
Taxes in respect of previous years	7	(40)
Non-deductible expenses (non-taxable income)	(1,699)	2,613
Different tax rates	60	22
Loss for which deferred taxes were not recognized	2,234	926
Capital losses for which deferred taxes were not recognized	193	32
Total tax expenses reported in the consolidated statements of comprehensive income	1,097	455

NOTES TO CONSOLIDATED STATEMENTS U.S. dollars in thousands

f. Carry forward tax losses:

The carry forward losses for tax purposes as of December 31, 2022 amount to NIS 236,130,000 ($67,102) (2021 – NIS 249,552,000 ($80,242)) in Israel (which may be carried forward indefinitely) and EUR 22,212,000 ($23,689) (2021 – EUR 17,026,000 ($19,270)) in Europe. In the U.S., SHL USA has federal and state net operating losses and credits of $10,716 (2021 - $8,866), which expire at various times.

Deferred tax assets in the amount of $21,113 (2021 - $26,194) relating to carry forward tax losses as described above, and deductible temporary differences, are not included in the consolidated financial statements as management presently believes that it is not probable that these deferred taxes will be realized in the foreseeable future.

The expiry dates for carry forward tax losses which are not recognized are as follows:

| | Year ended December 31, | |
	2022	2021
2022	-	412
2023	24	37
2024	229	743
2025	126	400
2026	52	139
2027	281	945
2028-2031	423	1,447
2032-2039	857	10,749
Unlimited	87,278	75,030
	89,270	**89,489**

NOTE 21 │ COMPENSATION OF KEY MANAGEMENT PERSONNEL (INCLUDING DIRECTORS)

| | Year ended December 31, | |
	2022	2021
a. Balance:		
Other accounts payables	181	170
b. Transactions:		
Short-term employee benefits	2,531	2,108
Share-based payment benefits	1,179	883
Total	**3,710**	**2,991**

NOTE 22 │ COMMITMENTS AND CONTINGENT LIABILITIES

a. Charges:

As collateral for the Group's liabilities, fixed charges have been placed on specific accounts receivable.

b. Contingent liabilities:

The Group, from time to time, is party to various claims and disputes associated with its ongoing business operations. In management's opinion, based on the opinion of its legal counsels, none of these claims or disputes is expected, either individually or in the aggregate, to have a material adverse effect on the Group's financial position, results of operations or cash flows.

NOTES TO CONSOLIDATED STATEMENTS U.S. dollars in thousands

NOTE 23 | EQUITY

a. Composition of share capital:

	December 31, 2022		December 31, 2021	
	Authorized	Issued and outstanding*	Authorized	Issued and outstanding*
	Number of shares			
Ordinary shares of NIS 0.01 par value each	25,000,000	14,682,272	25,000,000	14,491,171

* Net of treasury shares – see (c).

b. Movement in share capital:

On January 7, 2021, the Special General Meeting of the Company approved the increase of the authorized share capital of the Company to 25,000,000 Ordinary shares of NIS 0.01 par value each.

On January 21, 2021 the Company closed the first of the two Capital Increases by issuing 1,300,000 new Ordinary shares from authorized capital (the "New Shares") and selling 300,000 treasury shares. The New Shares were listed on SIX Swiss Exchange on January 22, 2021. In addition, 800,000 Share Options to purchase Ordinary shares were granted on January 21, 2021, to be newly issued from the authorized capital upon exercise ("Share Options", ratio 1:1, exercise price CHF 11.00, exercise period 24 months).

On February 17, 2021 the Company closed the second Capital Increase by issuing 2,288,889 new Ordinary shares from its authorized capital (the "New Shares"). The New Shares were listed on SIX Swiss Exchange on February 18, 2021. In addition, 1,144,444 Share Options to purchase further Ordinary shares were granted on February 17, 2021, to be newly issued from the authorized capital upon exercise (ratio 1:1, exercise price CHF 11.00, exercise period 24 months).

In both Capital Increases the New Shares have been placed by way of a private placement. No subscription rights of the existing shareholders apply and no public offering takes place. Pursuant to the Swiss Financial Services Act, a listing prospectus has been issued by SHL and approved by SIX Exchange Regulation for the purpose of the listing of the New Shares.

Below are the amounts of proceeds received from both Capital Increases and the allocation of the proceeds to Share capital and Share options:

	Total proceeds received	Allocated to: Share capital	Share options
Capital increase	39,316	32,138	7,178
Issue costs:			
Payment to underwriter in cash	1,758	1,437	321
Share options granted to underwriter	1,002	819	183
Estimated liability for future cash payment to underwriter upon exercise of options by investors	416	340	76
Payment in cash to other consultants	380	310	69
Total issue costs	**3,556**	**2,907**	**649**

Since the exercise price of the Share Options issued to the investors is denominated in CHF which is not the functional currency (NIS) of the Company, these Share Options are accounted for upon initial recognition as a financial liability at fair value through profit or loss. After initial recognition, increase (decrease) in fair value in each reporting period are recognized in profit or loss as non-cash financial expenses (income).

The Company uses the Black and Scholes option pricing model when estimating the fair value of the Share Options.

NOTES TO CONSOLIDATED STATEMENTS U.S. dollars in thousands

The following table lists the significant inputs to the Black and Scholes model used for the fair value measurement of the Share Options:

	December 31, 2022	December 31, 2021
Expected dividend	0%	0%
Expected volatility of the share price	32.59%-38.24%	34.81%-35.16%
Risk-free interest rate	0.82%	0%
Expected average life of options	0.06-0.13 years	1.06-1.13 years
Share price	CHF 14.80	CHF 19.10
	($16.05)	($20.91)

The expected volatility of the share price reflects the assumption that the historical volatility of the share price is reasonably indicative of expected future trends.

Based on the above inputs, the total fair value of the Share Option liability was $7,164 ($17,220 at December 31, 2021). During the reporting period $7,423 (2021 - $(9,700)) was recorded in financial income (expenses) in respect of the revaluation of the liability (this amount is a non cash expense). The fair value measurement of the liability is categorized in Level 3 of the fair value hierarchy. An increase (decrease) of 10% in the share price would decrease (increase) the profit before taxes by $2,779 ($2,745) (2021 - $3,702 ($3,600)) thousand.

The following table lists the movements in Share Options:

First capital increase	800,000
Second capital increase	1,144,445
Exercise of share options	(38,625)
Balance on December 31, 2021	1,905,820
Exercise of share options	(171,945)
Balance on December 31, 2022	1,733,875

See note 27b about options excercised after balance sheet date.

In respect of the Capital Increases, the underwriters were also granted options to acquire 97,222 Units of securities. Each Unit comprises 1 Ordinary share and 0.5 option to acquire 1 Ordinary share at an exercise price of CHF 11 ($11.93). As of December 31, 2022, no options had been exercised. These options will expire in March 2025.

The underwriters are also entitled to receive a cash payment derived from future cash received by the Company from the exercise of the Share Options. In addition, the underwriters were granted options to acquire a certain number of Units of securities based on a formula derived from the future cash payments received from the exercise of the Share Options. These Units are identical to those described above. As of December 31, 2022, the estimated number of Units to be issued is 59,414. See also Note 27b regarding actual number of units issued after balance sheet date.

The Company can elect to replace the above options to the underwriters with a cash payment based on a formula set forth in the agreement with the underwriters. In 2023 the Company has elected to issue options.

The Company used the Monte Carlo option pricing model when estimating the fair value of the liability for future payment to the underwriter as described above.

The following table lists the significant inputs to the Monte Carlo model used for the fair value measurement of the liability:

	December 31, 2022	December 31, 2021
Expected volatility of the share price	43.15%	38.7%
Risk-free interest rate	0.82%	0%
Expected average life of options	0.21 years	1.21 years
Share price	CHF 14.80	CHF 19.10
	($16.05)	($20.91)

Based on the above inputs, the total fair value of the options to acquire Units and the future payment liability at the date of issuance were

NOTES TO CONSOLIDATED STATEMENTS U.S. dollars in thousands

$1,002 and $416, respectively. The fair value of the liability at December 31, 2022 was $1,131 (December 31, 2021 - $1,021). The increase in fair value of the liability during the reporting period in the amount of $239 (2021 - $566) was recorded in financial expenses (this amount is a non cash expense). The fair value of the liability as of December 31, 2022, approximates the maximum amount of the future cash payment to the underwriters assuming all Share Options were exercised.

Total issue costs amounted to $3,556 of which $649 were allocated to the issuance of the Share Options and recorded in finance expenses. The balance of $2,907 were recorded as a deduction from additional paid-in capital in equity.

Issued and outstanding share capital (net of treasury shares):

	Number of shares
Balance at January 1, 2021	10,514,454
Issue of share capital	3,588,889
Exercise of share options	38,625
Treasury shares sold	300,000
Treasury shares sold upon exercise of employee options	49,203
Balance at December 31, 2021	14,491,171
Exercise of share options	171,945
Exercise of employees share options	5,694
Treasury shares sold upon exercise of employee options	13,462
Balance at December 31, 2022	14,682,272

c. Treasury shares:
The Company holds 1,372 shares (14,834 shares as of December 31, 2021) at a total cost of $2 as of December 31, 2021 ($86 as of December 31, 2021).

d. Share option plans:
On January 22, 2021, the Company's Board of Directors approved the grant of 50,000 options to a Senior Manager, under the 2015 Executive and Key Employee Israeli Share Option Plan. The options shall vest over a period of 3 years (25% after 1 year, and 9.375% each quarter thereafter). The weighted average fair value of options granted is CHF 3.485 ($3.933). The weighted average fair value was estimated based on the binomial model using the following data and assumptions: share price - CHF 11.00; exercise price – CHF 10.73; expected volatility – 43.08%; risk free interest rate – 0%; expected dividend – 0%; and expected average life of options – 3.49 years.

On February 8, 2021, the Company's Board of Directors approved the grant of 75,000 options to a Senior Manager, under the 2015 Executive and Key Employee Israeli Share Option Plan. The options shall vest over a period of 3 years (25% after 1 year, and 9.375% each quarter thereafter). The weighted average fair value of options granted is CHF 3.485 ($3.87). The weighted average fair value was estimated based on the binomial model using the following data and assumptions: share price - CHF 11.10; exercise price – CHF 11.24; expected volatility – 42.89%; risk free interest rate – 0%; expected dividend – 0%; and expected average life of options – 3.75 years.

On March 1, 2021, the Company's special General Meeting approved the grant of 250,000 options to the Company's Chairman of the Board, under the 2015 Executive and Key Employee Israeli Share Option Plan. The options shall vest over a period of 3 years from the approval of the Company's Board of Directors (25% after 1 year, and 9.375% each quarter thereafter). The weighted average fair value of options granted is CHF 3.724 ($4.074). The weighted average fair value was estimated based on the binomial model using the following data and assumptions: share price - CHF 11.40; exercise price – CHF 10.73; expected volatility – 42.71%; risk free interest rate – 0%; expected dividend – 0%; and expected average life of options – 3.48 years.

NOTES TO CONSOLIDATED STATEMENTS U.S. dollars in thousands

On March 1, 2021, the Company's Board of Directors approved the grant of 45,000 options to Senior Managers, under the 2015 Executive and Key Employee Israeli Share Option Plan. The options shall vest over a period of 3 years (25% after 1 year, and 9.375% each quarter thereafter). The weighted average fair value of options granted is CHF 3.594 ($3.932). The weighted average fair value was estimated based on the binomial model using the following data and assumptions: share price - CHF 11.40; exercise price – CHF 11.09; expected volatility – 42.71%; risk free interest rate – 0%; expected dividend – 0%; and expected average life of options – 3.49 years.

On April 27, 2021, the Company's Board of Directors approved the grant of 85,000 options to a Senior Manager, under the 2015 Executive and Key Employee Israeli Share Option Plan. The options shall vest over a period of 3 years (25% after 1 year, and 9.375% each quarter thereafter). The weighted average fair value of options granted is CHF 3.875 ($4.242). The weighted average fair value was estimated based on the binomial model using the following data and assumptions: share price - CHF 11.70; exercise price – CHF 10.96; expected volatility – 42.49%; risk free interest rate – 0%; expected dividend – 0%; and expected average life of options – 3.59 years.

On May 18, 2021, the Company's Board of Directors approved the grant of 36,000 options to Senior Managers, under the 2015 Executive and Key Employee Israeli Share Option Plan. The options shall vest over a period of 3 years (25% after 1 year, and 9.375% each quarter thereafter). The weighted average fair value of options granted is CHF 4.505 ($5.022). The weighted average fair value was estimated based on the binomial model using the following data and assumptions: share price - CHF 12.90; exercise price – CHF 11.56; expected volatility – 42.28%; risk free interest rate – 0%; expected dividend – 0%; and expected average life of options – 3.67 years.

On May 31, 2021, the Company's Board of Directors approved the grant of 18,000 options to a Member of the Board, under the 2015 Executive and Key Employee Israeli Share Option Plan. The options shall vest over a period of 3 years (33% after 1 year, and 8.33% each quarter thereafter). The weighted average fair value of options granted is CHF 4.688 ($5.224). The weighted average fair value was estimated based on the binomial model using the following data and assumptions: share price - CHF 13.50; exercise price – CHF 12.08; expected volatility – 42.36%; risk free interest rate – 0%; expected dividend – 0%; and expected average life of options – 3.6 years.

On August 23, 2021, the Company's Board of Directors approved the grant of 15,000 options to a Senior Manager, under the 2015 Executive and Key Employee Israeli Share Option Plan. The options shall vest over a period of 3 years (25% after 1 year, and 9.375% each quarter thereafter). The weighted average fair value of options granted is CHF 5.002 ($5.454). The weighted average fair value was estimated based on the binomial model using the following data and assumptions: share price - CHF 16.40; exercise price – CHF 16.82; expected volatility – 42.65%; risk free interest rate – 0%; expected dividend – 0%; and expected average life of options – 3.68 years.

On December 9, 2021, the Company's Board of Directors approved the grant of 90,000 options to Members of the Board, under the 2015 Executive and Key Employee Israeli Share Option Plan. The options shall vest over a period of 3 years (33% after 1 year, and 8.33% each quarter thereafter). The weighted average fair value of options granted is CHF 6.9458 ($7.518). The weighted average fair value was estimated based on the binomial model using the following data and assumptions: share price - CHF 19.70; exercise price – CHF 17.02; expected volatility – 42.49%; risk free interest rate – 0%; expected dividend – 0%; and expected average life of options – 3.4 years.

NOTES TO CONSOLIDATED STATEMENTS U.S. dollars in thousands

On January 2, 2022, the Company's Board of Directors approved the grant of 97,500 options to Senior Managers, under the 2021 Executive and Key E,ployee Israeli Share Incentive Plan. The options shall vest over a period of 3 years (25% after 1 year, and 9.375% each quarter thereafter). The weighted average fair value of options granted is CHF 5.893 ($6.451). The weighted average fair value was estimated based on the binomial model using the following data and assumptions: share price - CHF 19.10; exercise price – CHF 19.33; expected volatility – 42.33%; risk free interest rate – 0%; expected dividend – 0%; and expected average life of options – 3.71 years.

On February 15, 2022, the Company's Board of Directors approved the grant of 12,500 options to a Senior Manager, under the 2021 Executive and Key E,ployee Israeli Share Incentive Plan. The options shall vest over a period of 3 years (25% after 1 year, and 9.375% each quarter thereafter). The weighted average fair value of options granted is CHF 5.387 ($5.822). The weighted average fair value was estimated based on the binomial model using the following data and assumptions: share price - CHF 17.40; exercise price – CHF 17.69; expected volatility – 42.61%; risk free interest rate – 0.13%; expected dividend – 0%; and expected average life of options – 3.68 years.

On June 20, 2022, the Company's Board of Directors approved the grant of 100,000 options to a Senior Manager, under the 2021 Executive and Key E,ployee Israeli Share Incentive Plan. The options shall vest over a period of 3 years (25% after 1 year, and 9.375% each quarter thereafter). The weighted average fair value of options granted is CHF 5.550 ($5.753). The weighted average fair value was estimated based on the binomial model using the following data and assumptions: share price - CHF 17.40; exercise price – CHF 17.39; expected volatility – 41.75%; risk free interest rate – 1.15%; expected dividend – 0%; and expected average life of options – 3.6 years.

All options are exercisable for a period of 6 years from grant date.

On April 17, 2020, the Board of Directors approved to extend the term of the Plan for a period of two (2) years until April 18, 2022.

On October 31, 2021, the Board of Directors approved to increase the maximum number of shares which may be issued under the Plan by 2,000,000.

On October 31, 2021, the Board of Directors approved to amend and rename the share options plan as "The SHL Telemedicine LTD. 2021 Executive and Key Employee Israeli Share Incentive Plan", and to extend the term of the Plan until the Board decides otherwise.

In the years ended December 31, 2022 and 2021, the Group recorded share-based compensation in the statements of comprehensive income in the amount of $1,757 and $1,291, respectively.

NOTES TO CONSOLIDATED STATEMENTS U.S. dollars in thousands

e. The following table illustrates the number and weighted average exercise prices ("WAEP") of, and movements in, share options during the year.

	2022		2021	
	No. of options	WAEP (CHF)	No. of options	WAEP (CHF)
Outstanding at the beginning of the year	835,055	10.12	421,997	6.10
Granted during the year	210,000	18.31	664,000	11.91
Forfeited during the year	(7,500)	19.33	(163,000)	8.93
Exercised during the year*	(36,125)	7.94	(87,942)	6.57
Outstanding at the end of the year	**1,001,430**	**11.85**	**835,055**	**10.12**
Exercisable at the end of the year	**454,480**	**9.42**	**146,088**	**6.52**

* The weighted average share price at the date of exercise of these options was CHF 16.85. Exercise was cashless.

The weighted average remaining contractual life for the share options outstanding as of December 31, 2022 was 4.18 years (as of December 31, 2021 – 4.83 years).

f. Restricted Shares of Mediton Group:

On December 20, 2021, a Mediton executive was granted 256 restricted share units ("RSU") of Mediton Group, The fair value of the RSUs in the amount of $822 was determined based on the price that the Company paid for the acquisition of the Mediton Group shares (see Note 5b), The RSUs shall vest over a period of 3 years (33% after 1 year, and 16.5% each half year thereafter). The purchase agreement of Mediton Group includes a provision for anti-dilution protection to the Company in respect of the grant of the RSUs.

NOTE 24 | SUPPLEMENTARY INFORMATION TO STATEMENTS OF COMPREHENSIVE INCOME

a. Revenues:

	Year ended December 31,	
	2022	2021
Revenues for services performed during the period	57,869	48,343
Revenues from sale of devices	1,129	1,239
	58,998	**49,582**

b. Cost of revenues:

Salaries and related benefits	16,480	14,955
Medical services	8,712	4,682
Rental fees and maintenance	1,013	1,072
Depreciation and amortization	1,789	1,736
Cost of devices	1,013	1,249
Others	2,802	1,295
	31,809	**24,989**

NOTES TO CONSOLIDATED STATEMENTS U.S. dollars in thousands

c. Research and development costs:

	Year ended December 31,	
	2022	2021
Salaries and related benefits	3,468	2,173
Amortization of development costs	1,829	1,243
Others	3,734	2,202
	9,031	5,618
Less - capitalization of development costs	5,243	2,633
	3,788	**2,985**

d. Selling and marketing expenses:

Salaries and related benefits	5,409	4,803
Marketing and related expenses	2,190	1,802
Depreciation and amortization	1,918	1,453
Rental fees and maintenance	271	205
Maintenance of vehicles	240	182
Others	1,375	1,009
	11,403	**9,454**

e. General and administrative expenses:

Salaries and related benefits	8,492	5,837
Office expenses	2,349	1,366
Professional fees	3,897	3,245
Depreciation and amortization	1,599	950
Others	411	705
	16,748	**12,103**

f. Financial income (expenses):

1. Financial income:

Exchange rate differences	661	5
Share options	7,423	-
Call + Put options	320	-
Interest	429	376
	8,833	**381**

2. Financial expenses:

	Year ended December 31,	
	2022	2021
Share options	(239)	(10,126)
Exchange rate differences	(53)	(1,595)
Loss from marketable securities, net	(769)	(114)
Interest	(1,033)	(529)
Financial expenses arising from share options liability	-	(677)
Others	(261)	(312)
	(2,355)	**(13,353)**

g. Other expenses:

Impairment of property and equipment[1] - see Note 11	-	118
Expenses related to acquisitions	-	590
Other expenses	416	(160)
	416	**548**

1 Impairment in respect of telemedicine devices available for loan to customers for which management decided to discontinue their use due to technological and commercial obsolescence.

NOTES TO CONSOLIDATED STATEMENTS U.S. dollars in thousands

NOTE 25 | NET EARNINGS PER SHARE

a. Details of the number of shares and net profit (loss) used in the computation of net earnings per share:

	Year ended December 31,			
	2022		2021	
	Weighted average number of shares	Net loss	Weighted average number of shares	Net loss
	In thousands		In thousands	
For the computation of basic net earnings	14,542	(76)	14,046	*(14,110)
Effect of dilution - share options	656	(7,423)	-	-
For the computation of diluted net earnings	15,198	(7,499)	14,046	(14,110)

* Revised to reflect net loss attributed to equity holders of the Company

b. To compute diluted net earnings per share, the following options (dilutive potential Ordinary shares), have not been taken into account since their conversion has an anti-dilutive effect: 1,236,387 (2021 – 3,536,351) options to employees under share-based payment plans and options to investors and others.

NOTE 26 | SEGMENT INFORMATION

The Group operates in three geographical segments: Israel, Europe (principally Germany) and Rest of the world ("Row").

Management monitors the operating results of its geographical units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on segment profit. SG&A Group expenses and some research and development expenses are mostly allocated to the separate geographic units. Some corporate expenses, some research and development expenses, finance costs and finance income and income taxes are managed on a group basis and are not allocated to the geographic segments.

Revenues are allocated based on the location of the end customer. The Group presents disaggregated revenue information based on types of customers: Individual customers and communities, Institutions and payers (income from service agreements with institutions, insurance companies and HMOs), and others.

a. Segment revenues:

	Individuals and communities	Institutions and payers	Others	Total
Year ended December 31, 2022:				
Europe	-	13,374	-	13,374
Israel	22,161	22,975	2	45,138
Row	-	-	486	486
Total revenues	**22,161**	**36,349**	**488**	**58,998**
Year ended December 31, 2021:				
Europe	-	17,942	-	17,942
Israel	22,331	8,832	27	31,190
Row	-	-	450	450
Total revenues	**22,331**	**26,774**	**477**	**49,582**

NOTES TO CONSOLIDATED STATEMENTS U.S. dollars in thousands

b. Reporting on geographic segments:

	Year ended December 31, 2022	2021
Segment profit (loss):		
Europe	(3,044)	(477)
Israel	8,641	8,226
Row	(2,972)	(1,132)
	2,625	**6,617**
Unallocated income and expenses:		
Corporate, R&D and other expenses	(7,375)	(6,798)
Other expenses	(416)	(316)
Operating profit (loss)	(5,166)	(497)
Financial income (expenses), net	6,478	(12,972)
Profit (loss) before taxes on income	**1,312**	**(13,469)**

c. Additional information:

	Europe	Israel	Others	Total
Year ended December 31, 2022				
Depreciation and amortization	**2,654**	**4,470**	**10**	**7,134**

	Europe	Israel	Row	Unallocated assets	Total
Non-current assets	**27,132**	**40,056**	**1,767**	**2,636**	**71,591**
Year ended December 31, 2021					
Depreciation and amortization[1]	**2,765**	**2,735**	**-**	**-**	**5,500**
Non-current assets	**27,697[2]**	**45,376[2]**	-	**2,260**	**75,333**

1 Includes impairment.
2 Reclassified.

d. Additional information about revenues:

Revenues from major customers which each account for 10% or more of total revenues as reported in the financial statements:

	Year ended December 31, 2022	2021
Customer A – institutions and payers	**-**	**7,126**

NOTE 27 | SUBSEQUENT EVENTS

a. On January 2, 2023, the Company's Board of Directors approved the grant of 248,500 options to employees and consultants, under the 2021 Executive and Key Employee Israeli Share Incentive Plan. The options shall vest over a period of 3 years (25% on January 2, 2024, and 9.375% each quarter thereafter). On the date of grant, the share price was CHF 14.8, and the exercise price was CHF 15.56.

b. During January 2023 and February 2023 the Company received proceeds of approximately CHF 18.7 million (USD 20.3 million) from exercises of 1,703,908 share options granted in the private placements in January 2021 and February 2021, and 29,967 options were forfeited, In addition, the underwriters received a cash payment of approximately CHF 1.1 million (USD 1.1 million) derived from cash received by the Company from the exercise of the Share Options and 58,498 Units of securities, see Note 23b above.

c. On March 31, 2023 the Company announced that the U.S. Securities and Exchange Commission (the "SEC") declared effective the Company's registration statement of its securities under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), in connection with the NASDAQ Listing of its American Depositary Shares ("ADRs"), each representing one ordinary share of the Company. The ADRs commenced trading on The NASDAQ Capital Market (the "Nasdaq"), on April 3 2023 under the ticker symbol "SHLT", in parallel to its ordinary shares continuing to be listed on the Swiss Stock Exchange.

d. On April 3, 2023 the Company announced that Mr. Bernd Altpeter was nominated as Co-Managing Director of SHL German Operation, together with Mr. Linus Drop.



SHL TeleMedicine Ltd.
Ashdar Building
90 Igal Alon St.
Tel Aviv 67891
Israel
Tel. +972 3 561 2212
Fax. +972 3 624 2414
E-mail: shl@shl-telemedicine.com
www.shl-telemedicine.com